                                                Filed pursuant to Rule 424(b)(1)
                                                SEC File No. 333-79381

PROSPECTUS
                        1,500,000 Preferred Securities
                              Ozark Capital Trust
                  9.0% Cumulative Trust Preferred Securities
                (liquidation amount $10 per preferred security)
                                 Guaranteed by

                   [LOGO OF BANK OF THE OZARKS APPEARS HERE]

                               ----------------

                                  The Trust:

Ozark Capital Trust is a Delaware business trust which will:

 . Sell preferred securities to the public and common securities to Bank of the Ozarks, Inc.;

 . Use the proceeds from these sales to buy an equal principal amount of 9.0% subordinated debentures due June 18, 2029 of Bank of the Ozarks, Inc.; and

 . Distribute the cash payments it receives from Bank of the Ozarks, Inc. on the debentures to the holders of the preferred securities and the common securities.

                                 The Offering:

 . For each preferred security that you own, you will receive cumulative cash distributions accumulating from June 18, 1999 at an annual rate of 9.0% of the liquidation amount of $10 per preferred security on March 31, June 30, September 30 and December 31 of each year, beginning September 30, 1999.

 . Bank of the Ozarks, Inc. may defer interest payments on the debentures at any time for up to 20 consecutive quarterly periods, in which case, the Trust will also defer payment of distributions on the preferred securities to you. However, deferred distributions will themselves accumulate interest at an annual rate of 9.0%.

 .  The preferred securities mature on June 18, 2029.

 . The Trust may redeem the preferred securities, at a redemption price of $10 per preferred security plus accrued and unpaid distributions, at any time on or after June 18, 2004 or earlier under certain circumstances.

                           Bank of the Ozarks, Inc.:

 . Bank of the Ozarks, Inc. will effectively fully and unconditionally guarantee the preferred securities on a subordinated basis based on its obligations under a guarantee, a trust declaration, an indenture and an expense agreement.

The preferred securities have been approved for listing on The Nasdaq National Market under the trading symbol "OZRKP."
                               ----------------

Investing in the preferred securities involves certain risks which are described in the "Risk Factors" section beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

None of the securities offered by this prospectus are deposits or accounts of a bank. They are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

                               ----------------

                                                      Per Security    Total
                                                      ------------ -----------
     Public offering price...........................    $10.00    $15,000,000
     Underwriting commissions (paid by Bank of the
      Ozarks, Inc.)..................................    $ .375    $   562,500
     Proceeds to the Trust...........................    $10.00    $15,000,000

The underwriters may also purchase up to an additional 225,000 preferred securities at the public offering price within 30 days after the date of this prospectus to cover any over-allotments.

The Trust expects the preferred securities will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 18, 1999.

                               ----------------
Stephens Inc.                                     Morgan Keegan & Company, Inc.

                 The date of this prospectus is June 14, 1999

                              [MAP APPEARS HERE]



                              TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   3
Special Note Regarding Forward-Looking Information.........................   9
Risk Factors...............................................................  10
Use of Proceeds............................................................  18
Accounting Treatment.......................................................  18
Ratio of Earnings to Fixed Charges.........................................  18
Capitalization.............................................................  19
Selected Consolidated Financial Data.......................................  20
Management's Discussion and Analysis.......................................  21
Supplemental Quarterly Data................................................  45
Business...................................................................  46
Supervision and Regulation.................................................  56
Management.................................................................  62
Certain Transactions.......................................................  68
Securities Ownership of Certain Beneficial Owners and Management...........  69

                                                                            Page
                                                                            ----
Description of the Preferred Securities....................................  70
Description of the Subordinated Debentures.................................  80
Book-Entry Issuance........................................................  89
Description of Guarantee...................................................  91
Relationship Among the Preferred Securities, the Subordinated Debentures
 and the Guarantee.........................................................  94
United States Federal Income Tax Consequences..............................  95
ERISA Considerations.......................................................  99
Underwriting............................................................... 100
Transfer Agent............................................................. 101
Legal Matters.............................................................. 101
Experts.................................................................... 101
Where You Can Find More Information........................................ 102
Index to Consolidated Financial Statements................................. F-1

You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of preferred securities means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy the preferred securities in any circumstances under which the offer or solicitation is unlawful.

                               PROSPECTUS SUMMARY

  This summary highlights information from this prospectus. The summary is not complete and does not contain all of the information that you should review. You should read the entire prospectus carefully before investing in the preferred securities.

  The term "Trust" refers to Ozark Capital Trust, a Delaware business trust organized to purchase our subordinated debentures and issue the preferred securities. We use the term "bank subsidiaries" to refer to Bank of the Ozarks, wca and Bank of the Ozarks, nwa, our state chartered bank subsidiaries, which were merged into one surviving entity, Bank of the Ozarks, on June 11, 1999. The terms "we", "our", "us" and "the Company" refer to Bank of the Ozarks, Inc. and, in some cases, will include the Trust and the bank subsidiaries.

                            Bank of the Ozarks, Inc.

  We are a bank holding company that conducts banking operations through 20 offices in 15 communities throughout northern, western and central Arkansas. We provide a wide range of retail and commercial banking services including checking, savings, money market, time deposit, and individual retirement accounts, as well as real estate, consumer, commercial, industrial and agricultural loans. We also provide mortgage lending, cash management, trust services, safety deposit boxes, real estate appraisals, credit related life and disability insurance, ATMs, telephone banking and debit cards.

  In 1994 we initiated our expansion strategy, via de novo branching, into target Arkansas markets. Since embarking on this strategy we have opened 15 new offices, with 10 being opened since January 1997. In 1998 we added a new element to our growth strategy by significantly expanding into two of Arkansas' largest metropolitan markets--Little Rock and Fort Smith. Since 1994 we have experienced significant growth in operations and maintained profitability:

  . Total assets increased to $666.9 million at March 31, 1999 from $165.0 million at December 31, 1994, representing a compounded annual growth rate of 38.9%.

  . Net income increased to $1,526,000 for the three months ended March 31, 1999, up from $1,374,000 for the same quarter in 1998. For the year ended December 31, 1998 net income was $5,629,000.

  . For the three months ended March 31, 1999 return on average assets equaled 0.97% and return on average stockholders' equity equaled 15.14%. For the year ended December 31, 1998 return on average assets and return on average stockholders' equity were 1.16% and 14.83%, respectively.

  . Our leverage capital ratio was 5.95% at March 31, 1999 and 6.21% at December 31, 1998. After inclusion in Tier 1 capital of the eligible net proceeds of $13.8 million from this offering, our pro forma leverage capital ratio at March 31, 1999 would have been 7.96%.

  Our goal is to maximize long-term stockholder value through strong year-to-year growth in assets, loans, deposits and earnings per share in a manner consistent with safe, sound and prudent banking practices. To achieve this goal, our strategy is to:

  . Expand loans and deposits primarily through market share growth at existing locations and de novo branching in northern, western and central Arkansas;

  . Provide customers with the breadth of financial products and services of a regional bank;

  . Employ, empower and motivate personnel to provide personalized customer service, consistent with the best traditions of community banking, while increasing profits; and

  .  Maintain asset quality and control overhead expense.

  Our corporate offices are located at 12615 Chenal Parkway, P. O. Box 8811, Little Rock, Arkansas 72231-8811, and our telephone number is (501) 978-2265. Our internet web site is www.bankozarks.com. The information in our web site is not incorporated into this prospectus.

                              Ozark Capital Trust

  Ozark Capital Trust is a Delaware business trust and will exist solely to issue and sell its preferred securities to the public and engage in other activities that are necessary or incidental to the offering described below. The Trust's corporate offices are located at c/o FMB Trust Company, National Association, 25 South Charles Street, Baltimore, Maryland 21203, and its telephone number is (410) 244-3987.

                                  The Offering

Preferred securities
issuer......................    Ozark Capital Trust.

Securities offered..........    The Trust is offering for sale 1,500,000(/1/)
                                preferred securities at an offering price of $10 each. The preferred securities represent an indirect interest in our subordinated debentures which will be purchased by the Trust with the proceeds of this offering.

                                The Trust will sell its preferred securities to the public and its common securities to us. Together, the preferred securities and the common securities are referred to as "trust securities."

Use of proceeds.............    The Trust will use the net proceeds from the
                                sale of trust securities to buy our 9.0% subordinated debentures which will have the same payment terms as the preferred securities.
                                We plan to use the net proceeds of
                                approximately $14.1 million(/2/) from the issuance of the subordinated debentures:

                                . to repay indebtedness under our revolving line of credit (approximately $13.1 million); and

                                . for general corporate purposes including capital investments in our bank subsidiaries to fund growth. See "Use of Proceeds" and "Capitalization."

Quarterly distributions are
payable to you on the
preferred securities........    The distributions payable on each preferred
                                security will:

                                .  accumulate at a fixed rate of 9.0% per year;

                                .  accrue from the date of issuance of the
                                   preferred securities; and

                                . be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year that the preferred securities are outstanding, beginning on September 30, 1999.

We may defer distributions
to you on the preferred
securities..................    The Trust may defer distributions on the
                                preferred securities if we defer paying
                                interest to the Trust on the subordinated
                                debentures. We generally have the right to
                                defer interest payments on the subordinated
                                debentures for up to 20 consecutive quarters.
                                During any deferral period, you will accumulate
                                distributions at the annual rate of 9.0%, plus
                                you will earn additional interest at the annual
                                rate of 9.0%, compounded quarterly, on the
                                deferred distributions.
--------
(1) An additional 225,000 preferred securities may be sold by the Trust upon exercise of the over-allotment option granted to the underwriters.
(2) Underwriting commissions for this offering will be $562,500 and expenses are estimated to be approximately $315,000, all of which will be paid by Bank of the Ozarks, Inc.

                                During any deferral period, we will not be permitted (with certain exceptions) to pay a dividend or make any other payment or distribution on our common stock or redeem, purchase or make a liquidation payment on our common stock. We currently have no intention of exercising our right to defer payments of interest by extending the interest payment period on the subordinated debentures.

                                If we defer distributions, you must still include the related income in your taxable gross income for United States federal income tax purposes for as long as the subordinated debentures remain outstanding. For further information on deferrals and their tax consequences, see "Risk Factors--Preferred Securities Risk Factors" and "United States Federal Income Tax Consequences."

You will be required to
sell your preferred
securities when the
subordinated debentures
mature......................    The subordinated debentures will mature on June
                                18, 2029. You will be required to sell your preferred securities to the Trust upon the stated maturity date of the subordinated debentures.

If the subordinated
debentures are prepaid,
your preferred securities
will be redeemed............    Subject to prior approval of the Federal
                                Reserve, if then required, we may prepay the subordinated debentures prior to maturity:

                                . in whole or in part at any time on or after June 18, 2004; or

                                .  in whole, but not in part, if certain
                                   changes in tax or investment company laws or in federal bank regulatory capital requirements occur or may occur.

                                Upon any prepayment of the subordinated
                                debentures, your preferred securities will be redeemed at the liquidation amount of $10 each plus any accrued and unpaid distributions to the date of redemption. For further information on redemptions, see "Description of the Preferred Securities--Redemption" and
                                "Description of the Subordinated Debentures-- Redemption."

At our option, we may
require you to exchange
your preferred securities
for our subordinated
debentures..................    We have the right at any time to dissolve or
                                liquidate the Trust and distribute the
                                subordinated debentures to you in exchange for your preferred securities. If that happens, you will receive subordinated debentures in exchange for the same principal amount of your holdings of preferred securities. However, we must pay the creditors of the Trust and receive prior approval of the Federal Reserve, if then required, before we dissolve or liquidate the Trust. If the subordinated debentures are distributed, we will use our best efforts to list them on The Nasdaq National Market in place of the preferred securities. For further information concerning distribution of the subordinated debentures, see "Description of the Preferred Securities--Distribution of
                                Subordinated Debentures."

We guarantee your preferred
securities on a
subordinated basis..........    We fully and unconditionally guarantee the
                                payment of all distributions the Trust is obligated to make, but only to the extent the Trust has sufficient funds to satisfy those payments.

                                If we do not make a payment on the subordinated debentures, the Trust will not have sufficient funds to make payments on the preferred securities. The guarantee does not require us to make any payments on our subordinated debentures nor does it require us to make up any shortfall in the Trust's funds needed to make a payment on the preferred securities to you. The guarantee only covers payments to the extent the Trust holds any funds.

                                We believe that, taken together, our
                                obligations under the Indenture, the Guarantee Agreement, the Trust Agreement and the Expense Agreement (each defined on page 70) provide in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trust under the preferred securities.

                                For further information concerning our
                                guarantee of the preferred securities, see
                                "Risk Factors--Preferred Securities Risk
                                Factors" and "Description of Guarantee."

Your preferred securities
rank lower in payment
compared to our other
obligations.................    Our obligations under the guarantee, the
                                subordinated debentures and the related
                                governing documents are unsecured and have a payment priority below all of our current and future Senior and Subordinated Debt (as defined on page 84). In addition, because we are a holding company that relies on dividends from our bank subsidiaries for virtually all of our income, all existing and future borrowings and other liabilities of our bank subsidiaries will effectively rank higher than all of our obligations relating to the preferred securities and the subordinated debentures. See
                                "Risk Factors--Preferred Securities Risk
                                Factors."

                                The terms of the preferred securities and the subordinated debentures do not limit the amount of other debt, preferred securities or other subordinated debentures that we or the Trust may issue in the future or on the amount of future liabilities of the bank subsidiaries. Future issuances of securities similar to the preferred securities and the subordinated debentures will rank equally with our obligations under the subordinated debentures and our guarantee of the preferred securities described in this prospectus.

Limited voting rights.......    As a holder of preferred securities, you will
                                have very limited voting rights. See "Risk
                                Factors--Preferred Securities Risk Factors" and
                                "Description of the Preferred Securities--
                                Voting Rights; Amendment of the Trust
                                Agreement."

Book-entry issuance.........    You will not receive a certificate for your
                                preferred securities. Instead, the preferred securities will be represented by a global security that will be deposited with The
                                Depository Trust Company or its custodian and registered in the name of The Depository Trust
                                Company or its nominee.

Trustees....................    The Trust will have five trustees. Three of the
                                trustees are officers of Bank of the Ozarks, Inc. and will act as "administrative trustees" for the Trust. FMB Trust Company, National
                                Association, a subsidiary of First Maryland
                                Bancorp, will act as "property trustee" for the Trust, "indenture trustee" for the subordinated debentures and "guarantee trustee" for the guarantee. Its offices are located at 25 South
                                Charles Street, Baltimore, Maryland 21203
                                (referred to in this prospectus as the
                                "Corporate Trust Office"). First Omni Bank,
                                National Association, will act as Delaware trustee for the Trust.

The Nasdaq National
Market......................    The preferred securities have been approved for
                                listing on The Nasdaq National Market under the trading symbol "OZRKP." See "Risk Factors--
                                Preferred Securities Risk Factors" and
                                "Underwriting."

                            BANK OF THE OZARKS, INC.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                  Three Months
                                                                                      Ended
                                   Year Ended December 31,                          March 31,
                         -----------------------------------------------------  -----------------------
                           1994           1995      1996      1997      1998      1998           1999
                         --------       --------  --------  --------  --------  --------       --------
                                (Dollars in thousands, except per share amounts)
Income statement data:
 Net interest income.... $  7,994       $  8,312  $ 11,805  $ 14,489  $ 18,364  $  4,157       $  5,309
 Provision for loan
  losses................      339            360     1,486     1,139     2,026       225            611
 Non-interest income....    2,713(/1/)     1,168     1,865     2,925     5,031     1,094          1,269
 Non-interest expense...    5,735          5,996     7,151     9,228    13,119     2,924          3,768
 Income before income
  taxes.................    4,509(/1/)     3,015     5,033     7,047     8,250     2,102          2,199
 Net income.............    2,954(/1/)     2,170     3,027     4,531     5,629     1,374          1,526
Per common share data:
 Earnings--diluted...... $   0.99(/1/)  $   0.75  $   1.05  $   1.38  $   1.47  $   0.36       $   0.40
 Book value.............     5.07           5.66      6.44      9.44     10.68      9.73          11.01
 Weighted avg. shares
  outstanding
  (thousands)...........    2,975          2,894     2,880     3,281     3,819     3,821          3,796
Balance sheet data at
 period end:
 Total assets........... $165,030       $212,476  $270,600  $352,093  $612,431  $422,655       $666,921
 Total loans............  112,806        153,198   214,462   275,463   387,526   299,505        400,851
 Allowance for loan
  losses................    1,649          1,909     3,019     3,737     4,689     3,822          4,850
 Total investment
  securities............   40,521         37,137    39,608    42,459   176,618    70,252        215,049
 Total deposits.........  148,453        182,463   231,648   295,555   529,040   352,312        581,704
 Notes payable..........      --           3,920     5,396     5,072    12,448     5,072         13,183
 Total stockholders'
  equity................   15,076         16,294    18,547    35,666    40,355    36,793         41,630
 Loan to deposit ratio..    75.99%         83.96%    92.58%    93.20%    73.25%    85.01%         68.91%
Performance ratios:
 Return on average
  assets................     1.77%(/1/)     1.17%     1.26%     1.44%     1.16%     1.46%(/4/)     0.97%(/4/)
 Return on average
  stockholders' equity..    20.67(/1/)     14.09     17.66     17.21     14.83     15.41(/4/)     15.14(/4/)
 Net interest margin....     5.24           4.95      5.36      4.98      4.19      4.83(/4/)      3.77(/4/)
 Efficiency ratio(/2/)..    60.19(/3/)     61.83     51.60     52.55     54.98     54.93          55.65
Assets quality ratios:
 Net charge-offs to
  average loans.........     0.09%          0.08%     0.21%     0.17%     0.33%     0.20%(/4/)     0.46%(/4/)
 Nonperforming loans to
  total loans...........     0.57           0.85      1.08      0.25      0.70      0.54           1.04
 Nonperforming assets to
  total assets..........     0.50           0.63      0.88      0.24      0.50      0.40           0.75
Allowance for loan
 losses as a percentage
 of:
 Total loans............     1.46%          1.25%     1.41%     1.36%     1.21%     1.28%          1.21%
 Nonperforming loans....   258.46         146.28    130.69    534.62    171.82    234.19         116.71
Regulatory capital
 ratios at period end:
 Leverage capital
  ratio.................     9.10%          7.49%     6.42%     9.86%     6.21%     9.08%          5.95%
 Tier 1 risk-based
  capital...............    12.71           9.80      8.45     13.01      9.05     11.65           8.89
 Total risk-based
  capital...............    13.96          11.05      9.70     14.27     10.21     12.90          10.03
Earnings to fixed
 charges ratios:
 Including interest on
  deposits..............     2.00x          1.42x     1.50x     1.52x     1.38x     1.52x          1.34x
 Excluding interest on
  deposits..............    34.09          45.00      5.65      5.99      3.89      5.68           3.98

--------
(1) Includes the effect of a gain of $1.4 million ($1.0 million after tax, or $0.34 per common share) from the May 1994 sale of a bank subsidiary.
(2) Calculated by dividing non-interest expense by the sum of fully taxable equivalent net interest income and non-interest income.
(3) Excludes the effect of the gain referenced in footnote (1) of this table.
(4) Annualized. Results for the three months ended March 31, 1999 may not be indicative of full year results.

              SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

  This prospectus contains certain forward-looking statements and information that are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account information currently available. When used in this prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions identify forward-looking statements. Such statements reflect our current views of future events and are subject to certain risks, uncertainties and assumptions that may cause actual results or outcomes to vary materially from management's expectations.

  Some of the important factors that could cause our actual results of operation or financial condition to differ materially from expectations, which in turn could have an adverse impact on our ability to pay distributions on the subordinated debentures and preferred securities are: (1) potential delays or other problems in implementing our growth and expansion strategy; (2) the ability to continue to attract new deposits and loans; (3) interest rate fluctuations; (4) competitive factors and pricing pressures; (5) general economic conditions; (6) Year 2000 problems; and (7) changes in legal and regulatory requirements as well as other factors described in this prospectus. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements. These and other material risk factors relating to our operations and the preferred securities are more fully described under the caption "Risk Factors."

                                 RISK FACTORS

  In addition to the other information in this prospectus, you should carefully consider the following risk factors before investing in the preferred securities.

                       PREFERRED SECURITIES RISK FACTORS

The Holders of Our Senior and Subordinated Debt Will Be Paid Before You Are Paid Under the Guarantee or Subordinated Debentures


  Our obligations under the guarantee and subordinated debentures are unsecured and rank junior in right of payment to all of our Senior and Subordinated Debt and equal to any securities we may later have that are similar to the preferred securities and subordinated debentures. The guarantee and subordinated debentures also will be effectively junior to all obligations of our bank subsidiaries.

   The preferred securities, the subordinated debentures and the guarantee do not limit our ability to incur additional indebtedness, including indebtedness that ranks senior to the subordinated debentures and the guarantee. As of March 31, 1999 we had approximately $13.1 million of Senior and Subordinated Debt outstanding (substantially all of which was outstanding under our $22 million revolving line of credit and will be repaid with the proceeds of this offering). Only our common stock currently ranks junior in right of payment to the subordinated debentures and our obligations under the guarantee. See "Use of Proceeds," "Description of Guarantee--Status of the Guarantee" and "Description of the Subordinated Debentures--Subordination."

If We Are Unable to Make Payments on the Subordinated Debentures, the Trust Will Not Be Able to Pay Distributions on the Preferred Securities and the Guarantee Will Not Apply


  The Trust's ability to pay distributions on the preferred securities depends upon our making timely payments on the subordinated debentures. In turn, our ability to make payments on the subordinated debentures depends primarily upon our receipt of cash dividends from our bank subsidiaries. Dividend payments from the bank subsidiaries are subject to a number of operational, regulatory and other risks which we describe in more detail under the caption "Bank of the Ozarks, Inc. Risk Factors."

  If we default on our obligations under the subordinated debentures, you will not be able to rely on the guarantee for payment because the guarantee only applies if we make a payment of principal or interest on the subordinated debentures. Instead, you or the property trustee will have to sue us to enforce the rights of the holder of the subordinated debentures. For more information on our obligations under the preferred securities guarantee and the subordinated debentures, see "Description of Guarantee--Status of the Guarantee" and "Description of the Subordinated Debentures--Subordination.

Distributions on the Preferred Securities May be Deferred; You May Have to Include Interest in Your Taxable Income Before You Receive Cash


  It is possible that you will not receive cash distributions on the preferred securities for up to 20 consecutive quarters (in each case, an "Extension Period"). We have the right, at one or more times, to defer interest payments on the subordinated debentures for an Extension Period, but not beyond the maturity date of the subordinated debentures. We must make payments of all deferred interest upon the earlier of the end of the Extension Period or the maturity date. This deferral right exists only if no event of default under the subordinated debentures has occurred and is continuing. If we exercise this right, the Trust will also defer distributions on the preferred securities during an Extension Period. However, you would still accumulate distributions at an annual rate of 9.0% of the liquidation amount of $10 per preferred security, plus you will earn interest at the annual rate of 9.0%, compounded quarterly, on any unpaid distributions. When we pay all the accumulated amounts due to you during an Extension Period, the Extension Period will terminate. However, we have the right to begin another Extension Period under the same terms outlined above. There is no limit on the number of times we can elect to begin an Extension Period. During an Extension Period, the preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid distributions. See "Description of the Preferred Securities."

  You will also not receive the cash distributions related to any accrued and unpaid interest from the Trust if you sell the preferred securities before the end of an Extension Period. However, you will be required to include accrued interest income as original issue discount for United States federal income tax purposes in respect of your pro rata share of the subordinated debentures held by the Trust. While we will take the position that original issue discount will not arise before the first Extension Period, it is possible that all interest on the subordinated debentures would be required to be accounted for as original issue discount. In these circumstances, the receipt of interest would not separately be reported as taxable income. See "United States Federal Income Tax Consequences" for more information regarding the tax consequences of the preferred securities.

  We have no current intention of exercising our right to defer interest payments on the subordinated debentures. However, if we exercise our right in the future, the market price of the preferred securities is likely to be adversely affected.

If We Redeem the Subordinated Debentures it Will Cause a Redemption of the Preferred Securities and You May Not be Able to Reinvest the Proceeds at the Same or Higher Rate of Return


  You are subject to prepayment risk of your preferred securities. If your preferred securities are redeemed, you may not be able to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return you receive on the preferred securities. Although the subordinated debentures have a stated maturity date of June 18, 2029, they may be redeemed by us prior to maturity (which, in turn, would cause an early redemption of the preferred securities) in the following circumstances:

  .  in whole or in part at any time on or after June 18, 2004 at our option;

  . in whole, but not in part, within 90 days following a change in the federal tax laws or a change in the interpretation of the tax laws by the courts or the Internal Revenue Service, which would result in a risk that (1) the Trust may be subject to federal income tax with respect to income received or accrued on the subordinated debentures, (2) the interest payable on the subordinated debentures will not be deductible by us for federal income tax purposes, or (3) the Trust is or will be subject to more than a minimal amount of other taxes or governmental charges;

  . in whole, but not in part, within 90 days following a change in investment company laws or regulations if there is a risk that the Trust is or will be considered to be an investment company that is required to be registered under the Investment Company Act of 1940; or

  . in whole, but not in part, within 90 days following a change in banking laws or regulations if there is a risk that we will not be able to treat all or a substantial portion of the preferred securities as "Tier 1 capital" for purposes of federal banking guidelines.

  Our exercise of these redemption rights is subject to our receipt of prior approval of the Federal Reserve, if then required. For tax or regulatory events that may trigger redemption of the subordinated debentures and prepayment of the preferred securities, see "Description of the Preferred Securities--Redemption." Additionally, for a discussion of certain tax consequences that could be caused by a redemption, see "Federal Income Tax Consequences--Receipt of Subordinated Debentures or Cash Upon Termination or Redemption."

An Active Trading Market for the Preferred Securities May Not Develop and a Distribution of Subordinated Debentures to Holders of Preferred Securities May Have an Adverse Effect on the Market Price of Your Investment


  The preferred securities constitute a new issue of securities with no established trading market. Although the preferred securities have been approved for listing on The Nasdaq National Market, such listing does not guarantee that a trading market for the preferred securities will develop. If a trading market does develop, there is no assurance of the depth of that market or that holders of preferred securities will be able to sell their preferred securities easily.

  Your investment in the preferred securities may decrease in value if the subordinated debentures are distributed to you in exchange for your preferred securities. We cannot predict the liquidity or market prices for the subordinated debentures that may be distributed. Accordingly, the subordinated debentures that you receive upon a distribution, or the preferred securities you hold pending such a distribution, may trade at a discount to your purchase for the preferred securities.

  Because you may receive subordinated debentures, you must also make an investment decision with regard to those securities. You should carefully review all the information regarding the subordinated debentures contained in this prospectus.

  Under "United States Federal Income Tax Consequences" we discuss applicable United States federal income tax consequences of a distribution of the subordinated debentures.

In an Event of a Default, You May be Required to Rely on the Property Trustee of the Trust to Enforce Your Rights


  You may not be able to directly enforce rights against us if an event of default occurs with respect to the subordinated debentures. For a list of events of default, see "Description of the Preferred Securities--Events of Default; Notice" and "Description of the Subordinated Debentures--Debenture Events of Default."

  If an event of default under the subordinated debentures occurs and is continuing, this event will also be an event of default under the preferred securities. In that case, you generally would first have to rely on the property trustee's enforcement of its rights as holder of the subordinated debentures against us. If the property trustee fails to exercise its rights under the subordinated debentures, you will then be able to exercise any other remedies available under the subordinated debentures.

  However, if the default arises because we fail to pay interest or principal (except during an Extension Period) on the subordinated debentures, you may proceed directly against us without first relying on the property trustee.

Limited Covenants Relating to the Preferred Securities and the Subordinated Debentures Will Not Necessarily Protect You


  The governing documents impose only limited obligations on us with respect to the preferred securities and the subordinated debentures. As a result, the governing documents will not necessarily protect you in the event of an adverse change in our financial condition or results of operations. The governing documents do not limit the ability of us or our bank subsidiaries to incur additional debt. You should not consider the covenants contained in the governing documents to be a significant factor in evaluating whether we will be able to comply with our obligations under the subordinated debentures or the guarantee.

You Will Have Limited Voting Rights


  As a holder of preferred securities, you will have very limited voting rights relating only to the modification of the preferred securities, the dissolution or winding up of the Trust and the removal of the property trustee upon a limited number of events. You will not have any voting rights regarding Bank of the Ozarks Inc.'s business or any matters regarding the administrative trustees. See "Description of the Preferred Securities--Voting Rights; Amendment of the Trust Agreement" for more information on your limited voting rights.

Trading Characteristics of the Preferred Securities May Create Adverse Tax Consequences for You


  The preferred securities may trade at a price that does not reflect the value of accrued but unpaid interest on the underlying subordinated debentures. If you use the accrual method of accounting for tax purposes (or if you use the cash method and the preferred securities are deemed to have been issued with original issue discount) and you dispose of your preferred securities between record dates for any distribution payments, you will have to include as ordinary income for United States federal income tax purposes an amount equal to the accrued but unpaid interest on your proportionate share of the interest on the subordinated debentures through the date of your disposition.

  You will recognize a capital loss on the amount that the selling price is less than your adjusted tax basis. Generally, capital losses may be used by a corporate taxpayer only to offset capital gains and may be used by individual taxpayers only to offset capital gains plus $3,000 of other income.

  See "United States Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount" and "--Sale of Preferred Securities" for more information on possible adverse tax consequences to you.

                     BANK OF THE OZARKS, INC. RISK FACTORS

  Each of these factors may have a material adverse effect on our operations, financial results or financial condition in future periods which in turn could adversely affect our ability to make payments on the subordinated debentures and the Trust's ability to effect distributions on the preferred securities.

We Could Sustain Losses If Asset Quality Declines


  Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. We could sustain losses if we incorrectly assess the creditworthiness of our borrowers or fail to detect or respond to a deterioration in asset quality in a timely manner. Problems with asset quality could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase, which could materially adversely affect our results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Nonperforming Assets" and "Business--Asset Quality."

Changes in Interest Rates Could Adversely Affect Our Results of Operations and Financial Condition


  Our earnings depend substantially on "rate differentials," which are the differences between the rates we earn on loans, securities and other earning assets, and the interest rates we pay on deposits and other borrowings. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. Frequently the maturities of assets and liabilities are not balanced, and an increase or decrease in interest rates could have a material adverse effect on our net interest margin, results of operations and financial condition. For instance, our liabilities are currently scheduled to reprice more quickly than our assets. As a result, an increase in interest rates may have a material adverse effect on our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Interest Rate Sensitivity."

Liquidity Needs Could Adversely Affect Our Results of Operations and Financial Condition


  Bank Subsidiaries. Our primary sources of funds are customer deposits and loan repayments. We have experienced significant growth in our loan portfolio which has resulted in a high loan to deposit ratio in recent years. Although our loan to deposit ratio was 68.91% at March 31, 1999, this ratio could increase to higher levels if loan growth outpaces deposit growth. While scheduled loan repayments are a relatively stable source of funds, loans generally are not readily convertible to cash. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include borrowings under our revolving line of credit, Federal Home Loan Bank ("FHLB") advances and federal funds lines of credit from correspondent banks. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

  Holding Company. We rely on the dividends from our bank subsidiaries as our principal source of funds for our operations including the repayment of our debt. Federal and state banking regulations restrict the ability of the bank subsidiaries to pay dividends. Although we expect the level of our bank subsidiaries' dividends to be adequate to meet our current and anticipated cash needs, the continued ability to pay dividends at adequate levels is determined primarily by the net profits, after taxes, of such bank subsidiaries. Accordingly, because there can be no assurance as to the future profitability of the bank subsidiaries, dividends we receive may not be sufficient to meet our future cash requirements. Also, there can be no assurance that additional federal or state regulations will not further restrict the bank subsidiaries' ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Supervision and Regulation--Bank Subsidiaries."

  Year 2000 Liquidity Needs. We may experience additional liquidity needs in connection with increased deposit withdrawals due to customer concerns over the Year 2000 issue. While we have developed a contingency funding plan to prepare for this potential liquidity need, there can be no assurance that such steps will be adequate. Consequently, significant depositor withdrawals immediately before or after January 1, 2000 could have a material adverse effect on our results of operations or financial condition. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations-- Liquidity and Capital Resources."

We May Not Succeed in Implementing Our Growth Strategy


  Our current growth strategy primarily involves growth at existing offices and through new, or de novo, branches. This strategy involves certain special risks as follows:

  Management of Growth. Our past and expected growth involves a variety of risks including:

  .  maintaining loan quality in the context of significant loan growth;

  . maintaining adequate management personnel and systems to oversee such growth;

  . maintaining adequate internal audit, loan review and compliance functions; and

  . implementing additional policies, procedures and operating systems required to support such growth.

  Operating Results. There is no assurance that our new offices will achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profitability. Our historical results may not be indicative of future results or results that may be achieved from a larger number of locations. Should any new location be unprofitable or marginally profitable, or should any existing location experience a decline in profitability or incur losses, the adverse effect on our results of operations and financial condition could be more significant than would be the case for a larger company.

  Development of Offices. We may encounter delays or other problems in opening offices. Additionally, we may be unable to accomplish future expansion plans due to lack of available satisfactory sites, difficulties in acquiring such sites, increased expenses or loss of potential sites due to complexities associated with zoning and permitting processes, higher than anticipated acquisition costs or other factors. We may also consider strategic acquisition opportunities should they be presented. If we make any acquisitions, there can be no assurance we will be able to successfully integrate the operations of any acquired entity.

  Regulatory and Economic Factors. Our growth and expansion plans may be adversely affected by a number of regulatory and economic developments or other events. Failure to obtain required regulatory approvals, changes in laws and regulations or other regulatory developments and changes in prevailing economic conditions or other unanticipated events may prevent or adversely affect our continued growth and expansion. Such factors may cause us to alter our growth and expansion plans or slow or halt the growth and expansion process, which may prevent us from entering certain target markets or allow competitors to gain or retain market share in our existing or expected markets.

  Failure to successfully address the above issues could have a material adverse effect on our results of operations and financial condition. See "Business--Growth Strategy."

The Banking Industry Is Highly Competitive


  The banking industry in our market area is highly competitive. We compete with many different financial and financial service institutions, including:

  .  other commercial and savings banks and savings and loan associations;

  .  credit unions;

  .  finance companies;

  .  mortgage companies;

  .  brokerage and investment banking firms; and

  .  asset-based non-bank lenders.

  A substantial number of the commercial banks in our market area are branches or subsidiaries of much larger organizations affiliated with statewide, regional or national banking companies, and as a result may have greater resources and lower cost of funds. Additionally, we may face increased competition from de novo community banks, including those with senior management who were previously with other local banks or those controlled by investor groups with strong local business and community ties.

  Various legislative acts in recent years, including the interstate banking and branching laws, have led to increased competition among financial institutions. There can be no assurance that we will compete effectively in the future. Further, there can be no assurance that the United States Congress or the Arkansas General Assembly will not enact legislation that may further increase competitive pressures on us. See "Business--Competition" and "Supervision and Regulation."

Changes in Economic Conditions Could Adversely Affect Our Results of Operation and Financial Condition


  Our profitability depends on the profitability of our bank subsidiaries, whose operating results and asset quality may be significantly affected by national and local economic conditions. We make loans primarily to borrowers who are located in northern, western and central Arkansas and secure these loans in substantial part with real estate collateral located in the area. We are subject to adverse changes in general economic conditions in the United States such as inflation, recession and high levels of unemployment, consumer credit and bankruptcies. We are also subject to unfavorable changes in economic conditions affecting our markets which may have a material adverse effect on our results of operations and financial condition. Such changes could result from numerous factors beyond our control, including a reduction in real estate values, business closings or layoffs, inclement weather, natural disasters and adverse trends or events affecting various industry groups such as agriculture, real estate and real estate development and construction.

We Could be Adversely Affected by the Year 2000 Problem


  The Year 2000 issue relates to the ability of our computer systems and other systems with imbedded microchips to properly handle Year 2000 date sensitive data and the potential risk to us because of relationships with third parties who do not adequately address the Year 2000 issue. Such third parties include software and hardware vendors, loan customers, correspondent banks, federal, state and local governmental agencies, utility companies and others. Failure in any of these areas could result in a system failure or miscalculations causing disruptions of our operations, including a temporary inability to process transactions or engage in normal business activities.

  We have a Year 2000 Project Committee that has been evaluating and assessing our exposure to this issue. We have substantially completed the testing of our internal mission critical systems and have not yet identified any problems with our systems that would have a material impact on operations. However, there can be no assurance that our internal systems will be free of material errors. In addition, we can give no assurance that our vendors, borrowers or other third parties who could affect our operations will be Year 2000 compliant. If either our computer systems or the systems of these third parties fail to function properly because of the Year 2000 problem, our results of operations may materially suffer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

We Rely on the Services of Key Personnel


  We depend on the services of George Gleason, our Chairman of the Board and Chief Executive Officer. Mr. Gleason is our largest individual stockholder, and although we have entered into an employment agreement with him, the loss of the services of Mr. Gleason could have a material adverse effect on our results of operations and financial condition. We are also dependent on certain other key officers who have important customer relationships or are instrumental to our operations. The loss of these individuals could have a material adverse effect on our results of operations and financial condition. In addition, we may not be able to attract and retain key personnel with the skills and expertise necessary to achieve and manage our planned growth. See "Business--Growth Strategy" and "Management."

We Could be Adversely Affected by Government Regulation


  We are subject to extensive government regulation and supervision under various state and federal laws, rules and regulations, including rules and regulations of the Federal Reserve, the Federal Deposit Insurance Corporation ("FDIC") and the Arkansas State Bank Department. These laws and regulations are designed primarily to protect depositors, borrowers, and the Bank Insurance Fund of the FDIC and to further certain social policies; consequently, they may impose limitations on us that may not be in our best interests or the interests of holders of the preferred securities. We are subject to changes in federal and state laws, regulations, governmental policies and accounting principles. The effects of any such potential changes cannot be predicted, but they could have a material adverse effect on our results of operations and financial condition. See "Supervision and Regulation."

Arkansas Usury Laws Could Adversely Affect Our Operating Results


  Under the Arkansas Constitution, "consumer loans and credit sales" and other "general loans" are subject to an interest rate limitation equal to 5% over the Federal Reserve Discount Rate in effect on the date of the loan. "Consumer loans and credit sales" are subject to an additional interest rate limitation of 17% per annum. During 1998 and the first quarter of 1999 the maximum interest rates we could charge on these categories of loans ranged from 10.0% at January 1, 1998 to 9.5% at March 31, 1999. The Arkansas Constitution provides significant penalties, including the forfeiture of interest and principal depending on the type of loans, for usurious loans. These usury provisions could adversely affect our net interest margin and loan volume. Thus, if the Federal Reserve Discount Rate failed to move in tandem with market rates or if a high interest rate environment reduced or eliminated our net interest margin, Arkansas usury laws could have a material adverse effect on our results of operations and financial condition. See "Supervision and Regulation--State Regulations."

                                USE OF PROCEEDS

  The net proceeds from the sale of preferred securities by the Trust will be invested in the subordinated debentures and are expected to be approximately $14.1 million ($16.3 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting commissions and offering expenses payable by the Company.

  We intend to use approximately $13.1 million of the net proceeds from the subordinated debentures to repay outstanding borrowings under the Company's revolving line of credit, which provides for maximum outstanding amounts of up to $22 million and has a maturity date of March 31, 2003. Interest accrues on outstanding borrowings under the revolving line of credit at a variable rate equal to the prime rate minus 1.25%, but not to exceed 7.75%. For a more detailed description of the Company's line of credit, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

  We intend to use the balance of the net proceeds for general corporate purposes, including capital investments in and advances to the bank subsidiaries to finance the continued implementation of our growth strategy. See "Business--Growth Strategy." The precise amounts and timing of expenditure of such net proceeds will depend on the funding requirements of the Company and the availability of other capital resources. Pending application of the net proceeds as described above, the Company intends to invest such proceeds in short term and intermediate term interest bearing securities or in deposits in its bank subsidiaries.

                             ACCOUNTING TREATMENT

  For financial reporting purposes, the Company will treat the Trust as its subsidiary. Accordingly, the Company will include the accounts of the Trust in its Consolidated Financial Statements. The preferred securities will be presented as a separate category in the consolidated balance sheet of the Company under the caption "Guaranteed preferred beneficial interest in the Company's subordinated debentures" and appropriate disclosures about the preferred securities, the guarantee and the subordinated debentures will be included in the notes to the Consolidated Financial Statements. The Company will record distributions on the preferred securities as a reduction in net earnings available to common stockholders in its consolidated statements of income.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods indicated. For purposes of computing the ratios of earnings to fixed charges, earnings represent income from continuing operations before income taxes, extraordinary items and cumulative effect of changes in accounting principle plus fixed charges. Fixed charges represent total interest expense, including and excluding interest on deposits, as applicable, as well as the interest component of rental expense.

                                                                Three Months
                                                                    Ended
                                 Year Ended December 31,          March 31,
                                ------------------------------  --------------
                                1994   1995   1996  1997  1998   1998    1999
                                -----  -----  ----  ----  ----  ------  ------
Earnings to fixed charges:
 Including interest on
  deposits.....................  2.00x  1.42x 1.50x 1.52x 1.38x   1.52x   1.34x
 Excluding interest on
  deposits..................... 34.09  45.00  5.65  5.99  3.89    5.68    3.98

                                CAPITALIZATION

  The following table shows the consolidated capitalization of the Company at March 31, 1999 and as adjusted to give effect to the receipt and application of the estimated net proceeds from the offering (assuming no exercise of the underwriters' over-allotment option). See "Use of Proceeds."

                                                            March 31, 1999
                                                       -------------------------
                                                                  As Adjusted
                                                       Actual   for the Offering
                                                       -------  ----------------
                                                        (Dollars in thousands)
Notes payable........................................  $13,183      $   108
Guaranteed preferred beneficial interest in Company's
 subordinated debentures.............................      --        15,000
Stockholders' equity:
 Preferred Stock, $0.01 par value, 1,000,000 shares
  authorized, no shares issued and outstanding.......      --           --
 Common Stock, $0.01 par value, 10,000,000 shares
  authorized, 3,779,555 shares issued and
  outstanding........................................       38           38
 Additional paid-in capital..........................   14,314       14,314
 Retained earnings...................................   27,070       27,070
 Accumulated other comprehensive income..............      208          208
                                                       -------      -------
  Total stockholders' equity.........................   41,630       41,630
                                                       -------      -------
   Total capitalization..............................  $54,813      $56,738
                                                       =======      =======
Ratio of equity to assets............................     6.24%        6.22%
Regulatory capital ratios:
 Leverage capital ratio..............................     5.95%        7.96%
 Tier 1 risk-based capital...........................     8.89        11.92
 Total risk-based capital............................    10.03        13.33

  A substantial portion of the net proceeds of the preferred securities is expected to qualify as Tier 1 capital with respect to the Company under the risk-based guidelines established by the Federal Reserve. These guidelines currently provide that the Tier 1 capital related to the preferred securities cannot constitute more than 25% of the total core capital elements of the Company. Amounts in excess of this 25% limitation are expected to constitute Tier 2 capital of the Company. As of March 31, 1999 this 25% limitation would limit the amount of net proceeds of the preferred securities eligible for inclusion in Tier 1 capital to $13.8 million.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected financial data concerning the Company and is qualified in its entirety by the Company's Consolidated Financial Statements, including the related notes thereto, and by "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included in this prospectus. The consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data at December 31, 1997 and 1998 are derived from audited Consolidated Financial Statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1994 and 1995 and the consolidated balance sheet data at December 31, 1994, 1995 and 1996 are derived from audited Consolidated Financial Statements not included in this prospectus. The income statement, balance sheet and per common share data as of and for the periods ending March 31, 1998 and March 31, 1999, were derived from the unaudited Consolidated Financial Statements of the Company included elsewhere in this prospectus.

                                                                                  Three Months
                                                                                      Ended
                                   Year Ended December 31,                          March 31,
                         -----------------------------------------------------  -----------------------
                           1994           1995      1996      1997      1998      1998           1999
                         --------       --------  --------  --------  --------  --------       --------
                                (Dollars in thousands, except per share amounts)
Income statement data:
 Interest income........ $ 12,645       $ 15,703  $ 21,836  $ 27,468  $ 38,882  $  7,993       $ 11,730
 Interest expense.......    4,651          7,391    10,031    12,979    20,518     3,836          6,421
 Net interest income....    7,994          8,312    11,805    14,489    18,364     4,157          5,309
 Provision for loan
  losses................      339            360     1,486     1,139     2,026       225            611
 Non-interest income....    2,713(/1/)     1,168     1,865     2,925     5,031     1,094          1,269
 Non-interest expense...    5,735          5,996     7,151     9,228    13,119     2,924          3,768
 Income before income
  taxes.................    4,509(/1/)     3,015     5,033     7,047     8,250     2,102          2,199
 Net income.............    2,954(/1/)     2,170     3,027     4,531     5,629     1,374          1,526
Per common share data:
 Earnings--diluted...... $   0.99(/1/)  $   0.75  $   1.05  $   1.38  $   1.47  $   0.36       $   0.40
 Book value.............     5.07           5.66      6.44      9.44     10.68      9.73          11.01
 Dividends..............     0.30           0.30      0.30      0.20      0.23      0.05           0.10
 Weighted avg. shares
  outstanding
  (thousands)...........    2,975          2,894     2,880     3,281     3,819     3,821          3,796
Balance sheet data at
 period end:
 Total assets........... $165,030       $212,476  $270,600  $352,093  $612,431  $422,655       $666,921
 Total loans............  112,806        153,198   214,462   275,463   387,526   299,505        400,851
 Allowance for loan
  losses................    1,649          1,909     3,019     3,737     4,689     3,822          4,850
 Total investment
  securities............   40,521         37,137    39,608    42,459   176,618    70,252        215,049
 Total deposits.........  148,453        182,463   231,648   295,555   529,040   352,312        581,704
 FHLB advances and
  Federal funds
  purchased.............      --           7,947    12,517    14,017    26,823    25,993         25,425
 Notes payable..........      --           3,920     5,396     5,072    12,448     5,072         13,183
 Total stockholders'
  equity................   15,076         16,294    18,547    35,666    40,355    36,793         41,630
 Loan to deposit ratio..    75.99%         83.96%    92.58%    93.20%    73.25%    85.01%         68.91%
Average balance sheet
 data:
 Total average assets... $167,333       $185,160  $240,208  $314,489  $486,729  $382,406       $640,792
 Total average
  stockholders' equity..   14,287         15,392    17,144    26,328    37,951    36,171         40,867
 Average equity to
  average assets........     8.54%          8.31%     7.14%     8.37%     7.80%     9.46%          6.38%
Performance ratios:
 Return on average
  assets................     1.77%(/1/)     1.17%     1.26%     1.44%     1.16%     1.46%(/5/)     0.97%(/5/)
 Return on average
  stockholders' equity..    20.67%(/1/)    14.09     17.66     17.21     14.83     15.41(/5/)     15.14(/5/)
 Net interest margin....     5.24           4.95      5.36      4.98      4.19      4.83(/5/)      3.77(/5/)
 Efficiency ratio(/2/)..    60.19(/3/)     61.83     51.60     52.55     54.98     54.93          55.65
 Dividend payout
  ratio(/4/)............    30.30          40.00     28.57     14.49     15.65     13.89          25.00
Assets quality ratios:
 Net charge-offs to
  average loans.........     0.09%          0.08%     0.21%     0.17%     0.33%     0.20%(/5/)     0.46%(/5/)
 Provision for loan
  losses to average
  loans.................     0.31           0.28      0.82      0.47      0.62      0.31           0.62
 Nonperforming loans to
  total loans...........     0.57           0.85      1.08      0.25      0.70      0.54           1.04
 Nonperforming assets to
  total assets..........     0.50           0.63      0.88      0.24      0.50      0.40           0.75
Allowance for loan
 losses as a percentage
 of:
 Total loans............     1.46%          1.25%     1.41%     1.36%     1.21%     1.28%          1.21%
 Nonperforming loans....   258.46         146.28    130.69    534.62    171.82    234.19         116.71
Regulatory capital
 ratios at period end:
 Leverage capital
  ratio.................     9.10%          7.49%     6.42%     9.86%     6.21%     9.08%          5.95%
 Tier 1 risk-based
  capital...............    12.71           9.80      8.45     13.01      9.05     11.65           8.89
 Total risk-based
  capital...............    13.96          11.05      9.70     14.27     10.21     12.90          10.03
Earnings to fixed
 charges ratios:
 Including interest on
  deposits..............     2.00x          1.42x     1.50x     1.52x     1.38x     1.52x          1.34x
 Excluding interest on
  deposits..............    34.09          45.00      5.65      5.99      3.89      5.68           3.98

--------
(1) Includes the effect of a gain of $1.4 million ($1.0 million after tax, or $0.34 per common share) from the May 1994 sale of a bank subsidiary.
(2) Calculated by dividing non-interest expense by the sum of fully taxable equivalent net interest income and non-interest income.
(3) Excludes the effect of the gain referenced in footnote (1) of this table.
(4) Calculated by dividing dividends per share by diluted earnings per share.
(5) Annualized. Results for the three months ended March 31, 1999 may not be indicative of full year results.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and related Notes appearing elsewhere in this prospectus.

General

  Net income was $1,526,000 for the first quarter of 1999, an increase of 11.1% over net income of $1,374,000 for the same quarter in 1998. Diluted earnings per share rose 11.1% to $0.40 for the quarter ended March 31, 1999, compared to $0.36 for the same quarter in 1998.

  Total assets increased from $612.4 million at December 31, 1998 to $666.9 million at March 31, 1999. Loans were $400.9 million at March 31, 1999, compared to $387.5 million at December 31, 1998. Deposits were $581.7 million at March 31, 1999, compared to $529.0 million at December 31, 1998. Stockholders' equity increased from $40.4 million at December 31, 1998 to $41.6 million at March 31, 1999, increasing book value per share from $10.68 to $11.01.

  For the year ended December 31, 1998 net income was $5,629,000, a 24.2% increase over net income of $4,531,000 in 1997. Net income in 1996 was $3,027,000. Diluted earnings per share, which were impacted by the issuance of 899,755 additional shares of common stock in the third quarter of 1997, rose 6.5% to $1.47 per share in 1998 compared to $1.38 per share in 1997. Diluted earnings per share in 1996 were $1.05 per share.

  As shown below total assets, loans and deposits increased 73.9%, 40.7% and 79.0%, respectively, from December 31, 1997 to December 31, 1998 and 30.1%, 28.4% and 27.6%, respectively, from December 31, 1996 to December 31, 1997. Stockholders' equity increased 13.1% from December 31, 1997 to December 31, 1998 and 92.3% from December 31, 1996 to December 31, 1997. The change from 1996 to 1997 reflects the impact of the Company's initial public offering. During these same periods, book value per share increased 13.1% and 46.6%, respectively.

                                       December 31,                  % Change
                                --------------------------           ----------
                                                                     1997  1998
                                                           March 31, from  from
                                  1996     1997     1998     1999    1996  1997
                                -------- -------- -------- --------- ----  ----
                                   (Dollars in thousands, except per share
                                                   amounts)
Assets......................... $270,600 $352,093 $612,431 $666,921  30.1% 73.9%
Loans..........................  214,462  275,463  387,526  400,851  28.4  40.7
Deposits.......................  231,648  295,555  529,040  581,704  27.6  79.0
Stockholders' equity...........   18,547   35,666   40,355   41,630  92.3  13.1
Book value per share...........     6.44     9.44    10.68    11.01  46.6  13.1

  Two measures of performance by banking institutions are return on average assets and return on average equity. Annualized results presented below for interim periods may not be indicative of those for the full year or future periods.

  Return on average assets ("ROA") measures net earnings in relation to average total assets and indicates a company's ability to employ its resources profitably. For the three months ended March 31, 1999, the Company's annualized ROA was 0.97%, compared with 1.46% for the same period in 1998. For the year ended December 31, 1998, the Company's ROA was 1.16% compared with 1.44% and 1.26%, respectively, for the years ended December 31, 1997 and 1996.

  Return on average equity ("ROE") is determined by dividing annual net earnings by average shareholders' equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. For the three months ended March 31, 1999 the Company's annualized ROE was 15.14%
compared with 15.41% for the same period in 1998. For the year ended December 31, 1998, the Company's ROE was 14.83% compared with 17.21% and 17.66%, respectively, for the years ended December 31, 1997 and 1996.

                       Analysis of Results of Operations

  The Company's results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans and investments, and the interest expense incurred on interest bearing liabilities, such as deposits and other borrowings. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, other charges and fees, trust income, and gains on sales of assets. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy, equipment, and other operating expenses. The Company's results of operations are also significantly affected by its provision for loan losses. The following discussion summarizes the Company's operations for the past three years and for the three months ended March 31, 1999.

Net Interest Income

  Net interest income is analyzed in the discussion and tables below on a fully taxable equivalent ("FTE") basis. The adjustment to convert certain income to an FTE basis consists of dividing tax-exempt income by one minus the federal income tax rate (34%).

 Three months ended March 31, 1999 compared to three months ended March 31,
1998

  Net interest income (FTE) increased 30.1% to $5.5 million for the three months ended March 31, 1999, from $4.2 million for the three months ended March 31, 1998. This increase primarily resulted from a 66.5% increase in average earning assets to $591.5 million for the 1999 period from $355.3 million for the 1998 period. The increase in average earning assets for the 1999 period resulted from continued growth in the Company's loan portfolio as well as substantial growth in the Company's investment securities portfolio.

  The Company's net interest margin declined from 4.83% in the first quarter ended March 31, 1998, to 3.77% for the same quarter of 1999. The Company's net interest margin declined throughout the year of 1998 as a result of competitive factors, including promotional CD rates at new offices and intense pricing competition for loans, and a reduction in the Company's loan to deposit ratio. While the net interest margin declined throughout 1998, the net interest margin for the first quarter of 1999 remained unchanged from the fourth quarter of 1998.

 1998 compared to 1997

  Net interest income (FTE) increased 28.7% to $18.8 million in 1998 from $14.6 million in 1997. This increase primarily resulted from a 53.1% increase in average earning assets to $449.4 million in 1998 from $293.6 million in 1997. The increase in average earning assets resulted from continued growth in the Company's loan portfolio and a significant increase in the investment securities portfolio. The Company's net interest margin declined from 4.98% for 1997 to 4.19% for 1998. While the Company experienced strong competition for loans which reduced the Company's average loan yields, deposit costs did not decline proportionately due to competition and promotional time deposit rates offered by the Company at its eight new offices opened in the past 18 months. The Company capitalized on favorable competitive opportunities resulting from industry consolidation to capture deposit market share causing its loan to deposit ratio to decline from 93.2% at the beginning of 1998 to 73.3% at December 31, 1998. Deposit growth not used to fund loans, along with certain borrowings, was used to increase the investment securities portfolio. The increase in the investment securities portfolio in amount and as a percentage of total assets has increased the Company's net interest income but has reduced net interest margin as the yield on securities was less than the yield on loans.

 1997 compared to 1996

  Net interest income (FTE) increased 22.0% to $14.6 million in 1997 from $12.0 million in 1996. This increase primarily resulted from a 31.1% increase in average earning assets to $293.6 million in 1997 from $223.9 million in 1996. The increase in average earning assets resulted from expansion of the Company's loan portfolio due to continued growth of existing branches and opening of new branches. The decrease in the net interest margin resulted primarily from a 44 basis point decrease in the yield on average earning assets. A substantial portion of this decrease was attributable to lower average balances on a relatively high yielding portfolio of loans acquired prior to 1996 from the Resolution Trust Corporation.

                        Analysis of Net Interest Income
                       (FTE = Fully Taxable Equivalent)

                                                          Three Months Ended
                               Year Ended December 31,        March 31,
                               -------------------------  -------------------
                                1996     1997     1998      1998      1999
                               -------  -------  -------  --------- ---------
                                         (Dollars in thousands)
Interest income............... $21,836  $27,468  $38,882  $  7,993  $  11,730
FTE adjustment................     187      144      466        72        193
                               -------  -------  -------  --------  ---------
Interest income--FTE..........  22,023   27,612   39,348     8,065     11,923
Interest expense..............  10,031   12,979   20,518     3,836      6,421
                               -------  -------  -------  --------  ---------
Net interest income--FTE...... $11,992  $14,633  $18,830  $  4,229  $   5,502
                               =======  =======  =======  ========  =========
Yield on interest earning
 assets--FTE..................    9.84%    9.40%    8.76%     9.21%      8.17%
Cost of interest bearing
 liabilities..................    5.02     5.02     5.06      5.03       4.77
Net interest spread--FTE......    4.82     4.38     3.70      4.18       3.40
Net interest margin--FTE......    5.36     4.98     4.19      4.83       3.77

  The following table sets forth certain information relating to the Company's net interest income for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and 1999. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily balances for assets and liabilities. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include amortization of certain deferred fees and costs, capitalization of interest on construction projects and late fees. These are considered adjustments to yields or rates.

         Average Consolidated Balance Sheets and Net Interest Analysis

                                              Year Ended December 31,
                      -----------------------------------------------------------------------------
                               1996                     1997                         1998
                      -----------------------  -----------------------      -----------------------
                      Average  Income/ Yield/  Average  Income/ Yield/      Average  Income/ Yield/     Average
                      Balance  Expense  Rate   Balance  Expense  Rate       Balance  Expense  Rate      Balance
                      -------- ------- ------  -------- ------- ------      -------- ------- ------     --------
                                                                      (Dollars in thousands)
ASSETS
Earning assets:
 Interest bearing
 deposits.........    $  3,077 $   169  5.49%  $  3,883 $   213  5.49%      $  3,730 $   205  5.50%     $  8,490
 Federal funds
 sold.............       2,720     145  5.33      2,021     108  5.34          1,659      89  5.36         3,967
 Investment
 securities:
 Taxable..........      32,526   2,069  6.36     39,413   2,684  6.81         99,840   6,654  6.66        46,501
 Tax-exempt--FTE..       5,215     551 10.57      3,520     353 10.03         15,790   1,160  7.35         9,677
 Loans--FTE (net
 of unearned
 income)..........     180,334  19,089 10.59    244,757  24,254  9.91        328,394  31,240  9.51       286,647
                      -------- -------         -------- -------             -------- -------            --------
  Total earning
  assets--FTE.....     223,872  22,023  9.84    293,594  27,612  9.40        449,413  39,348  8.76       355,282
Non-earning
assets............      16,336                   20,895                       37,316                      27,124
                      --------                 --------                     --------                    --------
  Total assets....    $240,208                 $314,489                     $486,729                    $382,406
                      ========                 ========                     ========                    ========
LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest bearing
liabilities:
 Deposits:
 Savings and
 interest bearing
 transaction......    $ 48,989 $ 1,311  2.68%  $ 61,184 $ 1,786  2.92%      $ 74,354 $ 2,054  2.76%     $ 64,828
 Time deposits
 $100,000 or
 more.............      34,689   1,975  5.69     48,919   2,753  5.63         87,751   4,899  5.58        64,513
 Other time
 deposits.........     102,076   5,719  5.60    129,969   7,287  5.61        198,268  11,165  5.63       152,776
                      -------- -------         -------- -------             -------- -------            --------
  Total interest-
  bearing
  deposits........     185,754   9,005  4.85    240,072  11,826  4.93        360,373  18,118  5.03       282,117
 FHLB advances and
 federal funds....       9,564     558  5.83     12,347     599  4.85(/1/)    36,402   1,759  4.83(/1/)   22,072
 Repurchase
 agreements.......         --      --    --         --      --    --             108       4  3.70           --
 Notes
 payable(/2/).....       4,315     468 10.85      6,125     554  9.04          8,811     637  7.23         5,072
                      -------- -------         -------- -------             -------- -------            --------
  Total interest
  bearing
  liabilities.....     199,633  10,031  5.02    258,544  12,979  5.02        405,694  20,518  5.06       309,261
Non-interest
liabilities:
 Non-interest
 bearing
 deposits.........      20,129                   26,981                       40,583                      34,844
 Other non-
 interest
 liabilities......       3,302                    2,636                        2,501                       2,130
                      --------                 --------                     --------                    --------
  Total
  liabilities.....     223,064                  288,161                      448,778                     346,235
Stockholders'
equity............      17,144                   26,328                       37,951                      36,171
                      --------                 --------                     --------                    --------
  Total
  liabilities and
  stockholders'
  equity..........    $240,208                 $314,489                     $486,729                     382,406
                      ========                 ========                     ========                    ========
Interest rate
spread--FTE.......                      4.82%                    4.38%                        3.70%
                               -------                  -------                      -------
Net interest
income--FTE.......             $11,992                  $14,633                      $18,830
                               =======                  =======                      =======
Net interest
margin--FTE.......                      5.36%                    4.98%                        4.19%
                      Three Months Ended March 31,
                      --------------------------------------
                      1998                    1999
                      -------------- -----------------------
                      Income/ Yield/ Average  Income/ Yield
                      Expense  Rate  Balance  Expense Rate
                      ------- ------ -------- ------- ------
ASSETS
Earning assets:
 Interest bearing
 deposits.........    $  114   5.45% $    347 $    5  5.45%
 Federal funds
 sold.............        54   5.62       208      3  4.88
 Investment
 securities:
 Taxable..........       776   6.77   166,560  2,758  6.72
 Tax-exempt--FTE..       194   8.13    30,914    525  6.89
 Loans--FTE (net
 of unearned
 income)..........     6,927   9.80   393,493  8,632  8.90
                      -------        -------- -------
  Total earning
  assets--FTE.....     8,065   9.21   591,522 11,923  8.17
Non-earning
assets............                     49,270
                                     --------
  Total assets....                   $640,792
                                     ========
LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest bearing
liabilities:
 Deposits:
 Savings and
 interest bearing
 transaction......    $  453   2.83% $ 98,861 $  649  2.66%
 Time deposits
 $100,000 or
 more.............       900   5.66   159,165  1,997  5.09
 Other time
 deposits.........     2,135   5.67   236,156  3,071  5.27
                      -------        -------- -------
  Total interest-
  bearing
  deposits........     3,488   5.02   494,182  5,717  4.69
 FHLB advances and
 federal funds....       240   4.41    37,903    486  5.20
 Repurchase
 agreements.......       --     --      1,379     13  3.95
 Notes
 payable(/2/).....       108   8.64    12,821    205  6.47
                      -------        -------- -------
  Total interest
  bearing
  liabilities.....     3,836   5.03   546,285  6,421  4.77
Non-interest
liabilities:
 Non-interest
 bearing
 deposits.........                     50,799
 Other non-
 interest
 liabilities......                      2,841
                                     --------
  Total
  liabilities.....                    599,925
Stockholders'
equity............                     40,867
                                     --------
  Total
  liabilities and
  stockholders'
  equity..........                   $640,792
                                     ========
Interest rate
spread--FTE.......             4.18%                  3.40%
                      -------                 -------
Net interest
income--FTE.......    $4,229                  $5,502
                      =======                 =======
Net interest
margin--FTE.......             4.83%                  3.77%

----
(1) This rate is impacted by the capitalization of interest on construction projects in the amount of $145,000 and $275,000 for the years ended December 31, 1997 and 1998, respectively, and $60,000 and $14,000 for the periods ended March 31, 1998 and 1999, respectively. In the absence of this capitalization, these percentages would have been 6.03% and 5.59% for the years ended December 31, 1997 and 1998, respectively.
(2) The interest expense on notes payable includes interest accrued for the years ended December 31, 1996 and 1997 for a tax dispute related to the years 1992-1995. Such interest accruals were $93,000 and $25,000 and were recorded during the years ended December 31, 1996 and 1997, respectively.

  The following table reflects how changes in the volume of interest earning assets and interest bearing liabilities and changes in interest rates have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and
(3) changes in rate/volume (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to volume.

                  Analysis of Changes in Net Interest Income

                                                                              March 31, 1999 over
                             1997 over 1996            1998 over 1997            March 31, 1998
                          -----------------------  -------------------------  ----------------------
                                  Yield/                    Yield/                    Yield/
                          Volume   Rate    Total   Volume    Rate     Total   Volume   Rate   Total
                          ------  -------  ------  -------  -------  -------  ------  ------  ------
                                                (Dollars in thousands)
Increase (decrease) in:
 Interest income--FTE:
 Interest bearing
  deposits..............  $   44  $   --   $   44  $    (8) $   --   $    (8) $ (109) $  --   $ (109)
 Federal funds sold.....     (37)     --      (37)     (19)     --       (19)    (45)     (7)    (52)
 Investment securities:
  Taxable...............     469      146     615    4,027      (57)   3,970   1,988      (6)  1,982
  Tax-exempt--FTE.......    (170)     (28)   (198)     901      (94)     807     361     (30)    331
 Loans--FTE, net of
  unearned income.......   6,384   (1,219)  5,165    7,956     (970)   6,986   2,345    (639)  1,706
                          ------  -------  ------  -------  -------  -------  ------  ------  ------
  Total interest
   income--FTE..........   6,690   (1,101)  5,589   12,857   (1,121)  11,736   4,539    (681)  3,858
                          ------  -------  ------  -------  -------  -------  ------  ------  ------
Interest expense:
 Savings and interest
  bearing transaction...     356      119     475      364      (96)     268     223     (27)    196
 Time deposits of
  $100,000 or more......     801      (23)    778    2,168      (22)   2,146   1,188     (91)  1,097
 Other time deposits....   1,564        4   1,568    3,846       32    3,878   1,084    (148)    936
 Federal funds,
  repurchase agreements
  and FHLB advances.....     135      (94)     41    1,167       (3)   1,164     216      43     259
 Notes payable..........     164      (78)     86      194     (111)      83     124     (27)     97
                          ------  -------  ------  -------  -------  -------  ------  ------  ------
  Total interest
   expense..............   3,020      (72)  2,948    7,739     (200)   7,539   2,835    (250)  2,585
                          ------  -------  ------  -------  -------  -------  ------  ------  ------
Increase (decrease) in
 net interest income--
 FTE....................  $3,670  $(1,029) $2,641  $ 5,118  $  (921) $ 4,197  $1,704  $ (431) $1,273
                          ======  =======  ======  =======  =======  =======  ======  ======  ======

Non-Interest Income

  The Company's non-interest income consists of five main sources: (1) service charges on deposit accounts, (2) mortgage lending income, (3) other charges and fees including appraisal fees and commissions from the sale of credit related insurance products, (4) trust income, and (5) gains on sales of assets.

  Non-interest income for the first quarter of 1999 was $1.3 million compared with $1.l million for the first quarter of 1998, a 16.0% increase. During the first quarter the Company benefited from record levels of service charges on deposit accounts and trust income. The increase in service charges resulted from continued growth in the number of checking, savings and money market accounts as well as the impact of an increase in service charge rates effective January 1, 1999. The Company's growth in trust income resulted from an increase in the volume of trust business due to expansion and relocation of the Company's trust department to Little Rock in late 1998. Mortgage lending income for the first quarter of 1999 increased from the level for the first quarter of 1998, but declined from the record levels for the last two quarters of 1998.

  Non-interest income for the year ended December 31, 1998 increased 72.0% to $5.0 million compared with $2.9 million in 1997. Non-interest income was $1.9 million in 1996. The Company's growth in non-interest income is primarily due to increases in mortgage lending income and service charges on the higher level of deposit accounts. In 1996 the Company began to originate residential mortgage loans for resale in the secondary market. The related growth in mortgage lending income over the past two years has been the largest single contributor to the Company's improvement in non-interest income.

  The table below shows non-interest income for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and 1999.

                              Non-Interest Income

                                                                Three Months
                                                                    Ended
                                       Year Ended December 31,    March 31,
                                       ------------------------ -------------
                                        1996     1997    1998    1998   1999
                                       -------  ------- ------- ------ ------
                                              (Dollars in thousands)
Service charges on deposit accounts... $   806  $   957 $ 1,372 $  281 $  502
Mortgage lending income...............      68      566   2,136    395    449
Other charges and fees................     469      570     656    162    154
Trust income..........................     214      274     335     78    128
Gain on sale of loans.................     274       57     --     --     --
Gain on sale of foreclosed real
 estate...............................      14      261      98     84    (10)
Gain on sale of other assets..........     --        76      15      4      3
Gain (loss) on sale of securities.....     (77)      14     255     51     25
Printed check sales...................      90      127     118     32      8
Other.................................       7       23      46      7     10
                                       -------  ------- ------- ------ ------
  Total non-interest income........... $ 1,865  $ 2,925 $ 5,031 $1,094 $1,269
                                       =======  ======= ======= ====== ======

Non-Interest Expense

  Non-interest expense consists of salaries and employee benefits, occupancy, equipment and other operating expenses. Non-interest expense for first quarter of 1999 was $3.8 million compared with $2.9 million for the same period in 1998, a 28.9% increase. This increase resulted primarily from continued growth and expansion in connection with the opening of five new offices in 1998 and one new office in the first quarter of 1999.

  Non-interest expense for the year ended December 31, 1998 increased 42.2% to $13.1 million compared with $9.2 million in 1997. Non-interest expense was $7.2 million in 1996. These increases resulted primarily from continued growth and expansion in 1998, including commencement in February of branch operations in Little Rock, the June opening of two additional Little Rock offices including the new corporate headquarters, the September opening of a banking center in Fort Smith and the December opening of the Company's fourth Little Rock office. Full-time equivalent employees increased to 266 at December 31, 1998 from 182 at December 31, 1997 as the Company added commercial and consumer lenders, customer service staff, trust department personnel and others to staff these new offices.

  During the fourth quarter of 1998 the Company incurred after tax charges totaling approximately $67,000, or approximately $0.02 per diluted share, related to combining the operations of certain corporate subsidiaries and certain expenses related to a proposed acquisition which was not consummated.

  The efficiency ratio (non-interest expenses divided by the sum of net interest income on a tax equivalent basis and non-interest income) was 55.65% for the first quarter of 1999 compared to 54.93% for the first quarter of 1998. The efficiency ratio was 54.98% for the year ended December 31, 1998 compared to 52.55% in 1997 and 51.60% in 1996.

  The table below shows non-interest expense for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and 1999.

                             Non-Interest Expense

                                                                Three Months
                                      Year Ended December 31,  Ended March 31,
                                      ------------------------ ---------------
                                       1996    1997     1998    1998    1999
                                      ------- ------- -------- ------- -------
                                               (Dollars in thousands)
Salaries and employee benefits....... $ 4,263 $ 5,330 $  7,197 $ 1,677 $ 2,000
Net occupancy expense................     457     584      877     187     297
Equipment expense....................     541     721    1,084     239     339
Other real estate and foreclosure
 expense.............................      49      40      130      16      63
Other operating expense:
  Professional services..............      60     102      211      45     100
  Postage............................     140     178      243      68      71
  Telephone..........................     125     221      314      67     101
  Data lines.........................      25      41      139      18      86
  Operating supplies.................     215     405      454     121     112
  Advertising and public relations...     123     332      566      96     176
  Directors' fees....................      96     116      114      28      30
  Software expense...................      69     119      190      38      64
  Check printing charges.............     102     137      147      37     --
  ATM expense........................      36      53      118      24      36
  FDIC and state assessments.........      47     112      166      32      47
  Business development, meals and
   travel............................      58      84      149      27      36
  Amortization of intangibles........      75      75      173      22      67
  Other..............................     670     578      847     182     143
                                      ------- ------- -------- ------- -------
    Total non-interest expense....... $ 7,151 $ 9,228 $ 13,119 $ 2,924 $ 3,768
                                      ======= ======= ======== ======= =======

  The Company has initiated a series of organizational enhancements intended to eliminate redundant expenses, improve efficiency, enhance customer service and facilitate the introduction of new products and services in the future. During the first quarter of 1999 the Company consolidated its federal savings bank subsidiary into its lead bank. On June 11, 1999 the Company merged its two commercial bank subsidiaries into one surviving entity, Bank of the Ozarks.

Income Taxes

  The provision for income taxes was $673,000 for the first quarter of 1999, compared to $728,000 for the same period in 1998. The effective income tax rates were 30.6% and 34.6%, respectively, for these periods.

  The provision for income taxes was $2.6 million for the year ended December 31, 1998 compared to
$2.5 million in 1997 and $2.0 million in 1996. The effective income tax rates were 31.8%, 35.7% and 39.9%, respectively, for 1998, 1997 and 1996.

  The decrease in the effective tax rate in 1998 and the first quarter of 1999 resulted primarily from the Company's increased investments in tax-exempt securities, including securities exempt from both federal and Arkansas income taxes as well as certain federal agency securities exempt solely from Arkansas income taxes. In 1996 the Company was assessed $326,000 of additional state income taxes for the years 1992 through 1995 with respect to a dispute involving the taxation of intercompany dividends. The Company fully expensed this assessment in 1996 which significantly increased its effective income tax rate. The tax rate for 1996 would have been 35.6% without this additional tax expense.

                        Analysis of Financial Condition

Loan Portfolio

  At March 31, 1999 the Company's loan portfolio was $400.9 million, an increase from $387.5 million at December 31, 1998. As of March 31, 1999 the Company's loan portfolio consisted of approximately 64.6% real estate loans, 16.2% consumer loans, 13.7% commercial and industrial loans and 5.0% agricultural loans (non-real estate).

  At December 31, 1998 the Company's loan portfolio was $387.5 million, an increase of 40.7% from $275.5 million at December 31, 1997. As of December 31, 1998 the Company's loan portfolio consisted of approximately 63.8% real estate loans, 17.1% consumer loans, 13.5% commercial and industrial loans and 5.2% agricultural loans (non-real estate).

  The following table reflects the amount and type of loans outstanding.

                                Loan Portfolio

                                         December 31,
                         -------------------------------------------- March 31,
                           1994     1995     1996     1997     1998     1999
                         -------- -------- -------- -------- -------- ---------
                                         (Dollars in thousands)
Real estate:
  Single family
   residential.......... $ 41,494 $ 55,609 $ 78,124 $ 96,943 $121,539 $119,404
  Non-farm/non-
   residential..........   22,978   36,603   35,258   41,710   76,563   86,560
  Agricultural..........    8,373    9,274   11,583   13,443   19,463   20,784
  Construction/land
   development..........    4,668    3,471    8,808   16,257   23,305   26,778
  Multifamily
   residential..........    3,806    4,388    3,743    3,897    6,207    5,465
                         -------- -------- -------- -------- -------- --------
    Total real estate...   81,319  109,345  137,516  172,250  247,077  258,991
Consumer................   17,583   25,372   39,868   53,233   66,407   64,976
Commercial and
 industrial.............    6,191   11,077   28,154   37,470   52,192   55,163
Agricultural (non-real
 estate)................    6,889    6,963    8,363   10,824   20,068   20,027
Other...................      824      441      561    1,686    1,782    1,694
                         -------- -------- -------- -------- -------- --------
    Total loans......... $112,806 $153,198 $214,462 $275,463 $387,526 $400,851
                         ======== ======== ======== ======== ======== ========

  The following table reflects remaining maturities at March 31, 1999 by type and by fixed or floating interest rates.

                                Loan Maturities

                                                  Over 1 Year
                                          1 Year    Through    Over
                                         or Less    5 Years   5 Years  Total
                                         -------- ----------- ------- --------
                                                (Dollars in thousands)
Real estate............................. $ 75,262  $147,634   $36,095 $258,991
Consumer................................   15,700    47,537     1,739   64,976
Commercial, industrial and
 agricultural...........................   33,301    38,953     2,936   75,190
Other...................................       47       105     1,542    1,694
                                         --------  --------   ------- --------
                                         $124,310  $234,229   $42,312 $400,851
                                         ========  ========   ======= ========
Fixed rate.............................. $116,825  $225,920   $23,342 $366,087
Floating rate...........................    7,485     8,309    18,970   34,764
                                         --------  --------   ------- --------
                                         $124,310  $234,229   $42,312 $400,851
                                         ========  ========   ======= ========

Nonperforming Assets

  Nonperforming assets consist of (1) nonaccrual loans, (2) accruing loans 90 days or more past due, (3) restructured loans providing for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower and (4) real estate or other assets acquired in partial or full satisfaction of loan obligations or upon foreclosure.

  The Company generally places a loan on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when doubt exists as to the ultimate collection of principal and interest. The Company continues to accrue interest on certain loans contractually past due 90 days if such loans are both well secured and in the process of collection. When a loan is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. If a loan is determined to be uncollectible, the portion of the loan principal determined to be uncollectible will be charged against the allowance for loan losses. Interest income on nonaccrual loans is recognized on a cash basis when and if actually collected.

  Nonperforming assets as a percent of total assets were 0.75% as of March 31, 1999, compared to 0.70% as of December 31, 1998 and 0.40% as of March 31, 1998. Nonperforming loans as a percent of total loans were 1.04% as of March 31, 1999 compared to 0.70% as of December 31, 1998, and 0.54% as of March 31, 1998. The Company's ratios of nonperforming loans and nonperforming assets as of March 31, 1999 were impacted by the placing on nonaccrual status of $1.6 million of real estate loans to a single borrower. These loans were charged down by $103,000 to the current appraised value of the collateral.

  The Company's nonperforming loans increased in 1998 from an unusually low 1997 level. The year-end 1998 nonperforming loan percentage of 0.70% is consistent with the Company's historical performance. In 1998 loan charge-offs increased in amount and as a percentage of average loans when compared to prior years. Charge-offs for commercial and industrial loans increased to $423,000 in 1998 from zero in 1997. Over half of this amount was attributable to a single borrower, whose loans were fully liquidated in 1998. Charge-offs for consumer loans increased 45.8% to $633,000 in 1998 from $434,000 in 1997. This increase was attributable primarily to the Company's growth in its consumer loan portfolio as well as a somewhat higher incidence of defaults within that loan category.

  While management expects nonperforming loans and net charge-offs to continue to exhibit volatility, it does not presently foresee any adverse trends in asset quality which would materially affect the Company's results of operations or financial condition.

  Foreclosed assets held for sale and repossessions are generally written down to appraised value at the time of transfer from the loan portfolio. The Company reviews the value of such assets from time to time throughout the holding period and makes adjustments to the then market value, if lower, until disposition. Under Arkansas banking law, other real estate owned must be written off over a five year period unless the Arkansas State Bank Department approves the write-off over an extended period.

  The following table presents information concerning nonperforming assets including nonaccrual and restructured loans and foreclosed assets held for sale.

                             Nonperforming Assets

                                          December 31,
                                ------------------------------------  March 31,
                                1994    1995    1996   1997    1998     1999
                                -----  ------  ------  -----  ------  ---------
                                          (Dollars in thousands)
Nonaccrual loans..............  $ 571  $1,181  $2,057  $ 664  $2,708   $4,126
Accruing loans 90 days or more
 past due.....................     67     124     253     35      21       30
Restructured loans............    --      --      --     --      --       --
                                -----  ------  ------  -----  ------   ------
    Total nonperforming
     loans....................    638   1,305   2,310    699   2,729    4,156
Foreclosed assets held for
 sale and repossessions.......    189      29      78    136     314      855
                                -----  ------  ------  -----  ------   ------
    Total nonperforming
     assets...................  $ 827  $1,334  $2,388  $ 835  $3,043   $5,011
                                =====  ======  ======  =====  ======   ======
Nonperforming loans to total
 loans........................   0.57%   0.85%   1.08%  0.25%   0.70%    1.04%
Nonperforming assets to total
 assets.......................   0.50    0.63    0.88   0.24    0.50     0.75

  An analysis of the allowance for loan losses for the periods indicated is shown in the table below.

                           Allowance for Loan Losses

                               Year Ended December 31,
                          --------------------------------------  March 31,
                           1994    1995    1996    1997    1998     1999
                          ------  ------  ------  ------  ------  ---------
                                     (Dollars in thousands)
Balance, beginning of
 period.................  $1,716  $1,649  $1,909  $3,019  $3,737   $4,689
Loans charged off:
 Real estate:
   Single family
    residential.........      58      14      73      35      75      237(/1/)
   Non-farm/non-
    residential.........      34      51     --      --       18      --
   Agricultural.........     --      --      --      --      --       --
                          ------  ------  ------  ------  ------   ------
    Total real estate...      92      65      73      35      93      237
 Consumer...............      31      44     216     434     633      180
 Commercial and
  industrial............       3      47     128     --      423       79
 Agricultural (non-real
  estate)...............     --      --      --      --      --         4
                          ------  ------  ------  ------  ------   ------
    Total loans charged
     off................     126     156     417     469   1,149      500
                          ------  ------  ------  ------  ------   ------
Recoveries of loans
 previously charged off:
 Real estate:
   Single family
    residential.........       7      33       2       5       9      --
   Non-farm/non-
    residential.........     --      --      --      --      --       --
   Agricultural.........     --      --      --        2     --       --
                          ------  ------  ------  ------  ------   ------
    Total real estate...       7      33       2       7       9      --
 Consumer...............      12      23      35      39      55       49
 Commercial and
  industrial............     --      --        4       2      11        1
 Agricultural (non-real
  estate)...............       2     --      --      --      --       --
                          ------  ------  ------  ------  ------   ------
    Total recoveries....      21      56      41      48      75       50
                          ------  ------  ------  ------  ------   ------
Net loans charged off...     105     100     376     421   1,074      450
Provision charged to
 operating expense......     339     360   1,486   1,139   2,026      611
Sale of subsidiary......    (301)    --      --      --      --       --
                          ------  ------  ------  ------  ------   ------
Balance, end of period..  $1,649  $1,909  $3,019  $3,737  $4,689   $4,850
                          ======  ======  ======  ======  ======   ======
Net charge-offs to
 average loans
 outstanding during the
 periods indicated......    0.09%   0.08%   0.21%   0.17%   0.33%    0.46%(/2/)
Allowance for loan
 losses to total loans..    1.46    1.25    1.41    1.36    1.21     1.21
Allowance for loan
 losses to nonperforming
 loans..................  258.46  146.28  130.69  534.62  171.82   116.70

--------
(1) Includes $103,000 related to construction and land development loans to a single borrower which were charged down to the appraised value of the collateral.
(2) Annualized. Results for the three months ended March 31, 1999 may not be indicative of full year results.

  The Company continuously monitors its underwriting procedures in an attempt to maintain loan quality. During 1998 the Company implemented changes in its lending process, including changes in personnel, to more effectively address credit risks associated with the Company's loan portfolio growth. These changes are intended to improve loan quality and allow the Company to continue to maintain a satisfactory charge-off level.

  The allowance for loan losses is the amount determined by management to be adequate to provide for losses on loans that may become uncollectible. The level of the allowance for loan losses and the need for additions are based on management's judgment as well as the evaluation of the loan portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan losses and required additions to such reserve are (1) an internal grading system, (2) a peer group analysis and (3) a historical analysis.

  The Company's internal grading system assigns each loan (other than consumer installment loans) to one of seven risk categories, with each category being assigned a specific reserve allocation percentage as follows:

              Loan Grade           Reserve Allocation
             Risk Category             Percentage
             -------------        --------------------
         1Excellent                       0.10%
         2Good                            0.50
         3Moderate                        1.00
         4Fair                            2.00
         5Watch                           7.00
         6(a) Substandard                15.00
         6(b) Impaired--SFAS 114    Impaired Amount
                                        or 15%,
                                  whichever is greater
         7Doubtful                       50.00

  The loan grade for each individual loan is determined by the loan officer at the time it is made and changed from time to time to reflect an ongoing assessment of loan risk. Loan grades are reviewed on specific loans from time to time by senior management and as part of the Company's internal loan review process.

  Required reserves are calculated for consumer installment loans based upon past due status as follows:

                                         Reserve
            Past Due Status       Allocation Percentage
            ---------------       ---------------------
         Current                          0.225%
         Overdue 30 to 89 days            7.500
         Overdue 90 days or more         37.500

  Reserve allocations are also calculated using the internal grading system for all outstanding letters of credit, outstanding loan commitments and unfunded loan balances. The sum of all reserve amounts determined by the internal grading system is utilized by management as the primary indicator of the appropriate reserve level.

  In addition to the internal grading system, the Company compares the allowance for loan losses (as a percentage of total loans) maintained by each of its subsidiary banks to the peer group average percentage as shown on the most recently available FDIC Uniform Bank Performance Reports for such banks. The Company also compares the allowance for loan losses for each subsidiary bank to such bank's historical cumulative net charge-offs for the five preceding calendar years.

  The Company subjectively assesses the adequacy of the allowance for loan losses by considering the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans, national, regional and local business and economic conditions that may affect the borrowers' ability to pay or the value of collateral securing the loans, and other relevant factors. Although the Company does not determine the overall allowance based upon the amount of loans in a particular type or category, risk elements attributable to particular loan types or categories are considered in assigning loan grades to individual loans. These risk elements include the following: (1) in the case of single family residential real estate loans, the borrower's ability to repay including credit history, debt to income ratio and employment and income stability, the loan to value ratio, and the age, condition and marketability of collateral; (2) for non-farm/non-residential loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type; (3) for agricultural real estate loans, the loan to value ratio; (4) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing if any, experience and ability of the developer and loan to value ratios; (5) for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; and (6) for non-real estate agricultural loans, the operating results, experience and ability of the borrower, historical and expected market conditions and the value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower and any guarantors.

  Management reviews the allowance on a quarterly basis to determine whether the amount of regular monthly provision should be increased or decreased or whether additional provision should be made to the allowance. Because the allowance is primarily determined based upon management's assessment and grading of individual loans, no reserve is made for specific categories of loans. The total allowance amount is available to absorb losses across the Company's entire portfolio.

  The following table sets forth the sum of the amounts of the allowance for loan losses attributable to individual loans within each loan category, unfunded items and unallocated reserves as of December 31, 1997 and 1998. Information prior to the Company's initial public offering in 1997 is not available. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular loan categories.

                  Allocation of the Allowance for Loan Losses

                             December 31, 1997          December 31, 1998            March 31, 1999
                         -------------------------- -------------------------- --------------------------
                                   Percent of Loans           Percent of Loans           Percent of Loans
                         Allowance  in Category to  Allowance  in Category to  Allowance  in Category to
                          Amount     Total Loans     Amount     Total Loans     Amount     Total Loans
                         --------- ---------------- --------- ---------------- --------- ----------------
                                                      (Dollars in thousands)
Real estate:
 Single family
  residential...........  $1,116         35.2%       $1,618         31.4%       $1,553         29.8%
 Non-farm/non-
  residential...........     423         15.2           794         19.7           899         21.6
 Agriculture............     152          4.9           242          5.0           258          5.2
 Construction/land
  development...........     163          5.9           291          6.0           323          6.7
 Multifamily............      41          1.4            63          1.6            62          1.4
Consumer................     372         19.3           534         17.1           474         16.2
Commercial and
 industrial.............     412         13.6           640         13.5           636         13.8
Agriculture (non-real
 estate)................     114          3.9           270          5.2           301          5.0
Other...................      15          0.6            15          0.5             9          0.4
Unfunded items (letters
 of credit, outstanding
 loan commitments and
 unadvanced loan
 balances)..............     233          N/A           206          N/A           195          N/A
Unallocated reserve.....     696          N/A            16          N/A           140          N/A
                          ------        -----        ------        -----        ------        -----
                          $3,737        100.0%       $4,689        100.0%       $4,850        100.0%
                          ======        =====        ======        =====        ======        =====

  The Company maintains an internally classified loan list that, along with the list of nonaccrual or nonperforming loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance. Loans classified as "substandard" are loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize recoverability of the loan. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are loans that are in the process of being charged off. At December 31, 1998 "substandard" loans not designated as nonaccrual or 90 days past due totaled $2.5 million. No loans were designated as "doubtful" or "loss" at December 31, 1998.

  Administration of the bank subsidiaries' lending function is the responsibility of the Chief Executive Officer, Vice Chairman and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors and various loan committees. Loan authorities are granted to the Chief Executive Officer and Vice Chairman as determined appropriate by the Board of Directors. Loan authorities of other lending officers are assigned by the Chief Executive Officer and Vice Chairman.

  Loans and aggregate loan relationships exceeding $3 million up to the lending limit of the banks can be authorized only by the Board of Directors. Loans and aggregate loan relationships exceeding $1 million up to $3 million can be authorized by one of the loan committees. At monthly meetings, a designated loan review committee reviews reports of new loans, loan commitments over $100,000, loan loss activity, past due and problem loans, asset quality and other matters as appropriate. The Board of Directors also reviews on a monthly basis reports of loan originations, past due loans, internally classified and watch list loans and activity in the Company's allowance for loan losses.

  The Company's compliance and loan review officers are responsible for serving the bank subsidiaries of the Company in the loan review and compliance areas. Periodic reviews are scheduled for the purpose of evaluating asset quality and effectiveness of loan administration. The compliance and loan review officers prepare loan review reports which identify deficiencies, establish recommendations for improvement, and outline management's proposed action plan for curing the deficiencies. This report is provided to the audit committee, which consists of three non-employee members of the Boards of Directors.

  The Company's allowance for loan losses exceeds its cumulative historical net charge-off experience for the last five years. However, the allowance is considered reasonable given the significant growth in the loan portfolio in 1998, key allowance and nonperforming loan ratios and comparisons to industry averages.

  The Company's allowance for loan losses increased to $4.9 million at March 31, 1999, or 1.21% of total loans, compared to $4.7 million at December 31, 1998. The allowance for loan losses was 1.21% of loans at December 31, 1998 compared to 1.36% at December 31, 1997. While management believes the current allowance is adequate based on the procedures outlined above, changing economic and other conditions may require future adjustments to the allowance for loan losses.

  Provision for Loan Losses. The amounts of provision to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing the criteria discussed above. The provision for loan losses was $611,000 for the three months ended March 31, 1999, compared to $225,000 for the same three months in 1998. The provision for the year ended 1998 was $2.0 million compared to $1.1 million in 1997 and $1.5 million in 1996.

                          Investments and Securities

  The Company's securities portfolio is the second largest component of earning assets and provides a significant source of revenue for the Company. The following table presents the amortized cost and the fair value of investment securities for each of the dates indicated.

                             Investment Securities

                                                  December 31,
                         --------------------------------------------------------------      March 31,
                                 1996                 1997                 1998                 1999
                         -------------------- -------------------- -------------------- --------------------
                         Amortized    Fair    Amortized    Fair    Amortized    Fair    Amortized    Fair
                           Cost    Value(/1/)   Cost    Value(/1/)   Cost    Value(/1/)   Cost    Value(/1/)
                         --------- ---------- --------- ---------- --------- ---------- --------- ----------
                                                       (Dollars in thousands)
Securities of U.S.
 Government agencies....  $23,881   $23,896    $24,562   $24,596   $156,351   $156,331  $167,290   $165,151
Mortgage-backed
 securities.............   10,119    10,256      9,340     9,571      2,107      2,117       257        254
Obligations of states
 and political
 subdivisions...........    4,094     4,119      6,801     6,819     14,742     14,884    43,836     44,167
Other securities........    1,353     1,353      1,510     1,510      3,286      3,347     3,329      3,390
                          -------   -------    -------   -------   --------   --------  --------   --------
   Total................  $39,447   $39,624    $42,213   $42,496   $176,486   $176,679  $214,712   $212,962
                          =======   =======    =======   =======   ========   ========  ========   ========

--------
(1) The fair value of the Company's investments is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices of comparable securities.

  The following table reflects the amortized cost, by contractual maturity, of the Company's investment securities at March 31, 1999 and weighted average yields (for tax-exempt obligations on a fully taxable equivalent basis assuming a 34% tax rate) of such securities. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                Maturity Distribution of Investment Securities

                                  Over     Over
                         1 Year  1 Year  5 Years    Over
                           or    Thru 5  Thru 10     10
                          Less   Years    Years     Years    Total        Fair Value
                         ------  ------  --------  -------  --------      ----------
                                       (Dollars in thousands)
Securities of U.S.
 Government agencies.... $ --    $  --   $144,264  $23,026  $167,290(/1/)  $165,151
Mortgage-backed
 securities.............   --       --         85      172       257(/2/)       254
Obligations of states
 and political
 subdivisions...........   922    7,503    10,552   24,859    43,836(/3/)    44,167
Other securities........   --       --        --     3,329     3,329          3,390
                         -----   ------  --------  -------  --------       --------
  Total................. $ 922   $7,503  $154,901  $51,386  $214,712       $212,962
                         =====   ======  ========  =======  ========       ========
Percentage of total.....  0.43%    3.49%    72.14%   23.93%   100.00%
Weighted average yield
 (FTE)(/4/).............  5.97     5.87      6.52     6.47      6.48

--------
(1) At March 31, 1999 all federal agency securities held by the Company had certain rights which allowed the issuer to call or prepay the obligation without prepayment penalties.
(2) At March 31, 1999 approximately $167,000 of these securities earned interest at floating rates repricing monthly or semi-annually.
(3) At March 31, 1999 approximately $1.3 million of these securities earned interest at floating rates repricing semi-annually.
(4) The weighted average yields (FTE) are based on book value.

Deposits

  The Company's bank subsidiaries' lending and investing activities are funded primarily by deposits, approximately 72.3% of which were time deposits and 27.7% of which were demand and savings deposits at March 31, 1999. Interest bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprised 18.0% of total deposits at March 31, 1999. Non-interest bearing demand deposits at March 31, 1999 constituted approximately 9.7% of total deposits. The Company had no brokered deposits at March 31, 1999.

                      Average Deposit Balances and Rates

                                       Year Ended December 31,
                          -------------------------------------------------- Three Months Ended
                                1996             1997             1998         March 31, 1999
                          ---------------- ---------------- ---------------- ---------------------
                                   Average          Average          Average             Average
                          Average   Rate   Average   Rate   Average   Rate    Average      Rate
                           Amount   Paid    Amount   Paid    Amount   Paid    Amount       Paid
                          -------- ------- -------- ------- -------- ------- ----------- ---------
                                                 (Dollars in thousands)
Non-interest bearing
 accounts...............  $ 20,129   --    $ 26,981   --    $ 40,583   --    $    50,799      --
Interest bearing
 accounts:
 Transaction (NOW)......    22,209  2.20%    25,469  2.19%    32,419  2.25%       47,350     2.22%
 Savings................     8,238  2.14      8,734  2.13     12,002  2.11        14,079     1.96
 Money market...........    18,542  3.49     26,981  3.86     29,933  3.58        37,432     3.48
 Time deposits less than
  $100,000..............   102,076  5.60    129,969  5.61    198,268  5.63       236,156     5.27
 Time deposits $100,000
  or more...............    34,689  5.69     48,919  5.63     87,751  5.58       159,165     5.09
                          --------         --------         --------         -----------
 Total deposits.........  $205,883         $267,053         $400,956         $   544,981
                          ========         ========         ========         ===========

  The following table sets forth by time remaining to maturity, time deposits in amounts of $100,000 or more at March 31, 1999.

          Maturity distribution of time deposits of $100,000 and over

   Maturity                                                   March 31, 1999
   --------                                               ----------------------
                                                          (Dollars in thousands)
   3 months or less......................................        $102,653
   3 to 6 months.........................................          40,876
   6 to 12 months........................................          34,074
   Over 12 months........................................          11,113

Interest Rate Sensitivity

  The Company's interest rate risk management is the responsibility of the Asset/Liability Management Committee, which reports to the Board of Directors. This committee establishes policies that monitor and coordinate the Company's sources, uses and pricing of funds. The committee is also involved with management in the Company's planning and budgeting process.

  The Company regularly reviews its exposure to changes in interest rates. Among the factors considered are changes in the mix of earning assets and interest bearing liabilities, interest rate spreads and repricing periods. Typically, the committee reviews on at least a quarterly basis the bank subsidiaries' relative ratio of rate sensitive assets to rate sensitive liabilities and the related cumulative gap for different time periods. Additionally, the committee and management review other alternative interest rate risk measures and models in assessing the Company's interest rate sensitivity.

  Using a simple static GAP analysis as shown in the following table, at March 31, 1999 the cumulative ratios of rate sensitive assets to rate sensitive liabilities at six months and one year were 54.1% and 53.8%, respectively. A financial institution is considered to be liability sensitive, or as having a negative GAP, when the amount of its interest bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive GAP, when the amount of its interest bearing liabilities maturing and repricing is less than the amount of its interest earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative GAP should result in an increase in net interest income, and in a rising interest rate environment this negative GAP should adversely affect net interest income. The converse would be true for a positive GAP. Due to inherent limitations in any static GAP analysis and since conditions change on a daily basis, these conclusions may not reflect future results.

                     Rate Sensitive Assets and Liabilities

                                                  March 31, 1999
                          ----------------------------------------------------------------
                            Rate       Rate                          Cumulative Cumulative
                          Sensitive  Sensitive   Period   Cumulative   Gap to     RSA to
                           Assets   Liabilities   Gap        Gap     Total RSA     RSL
                          --------- ----------- --------  ---------- ---------- ----------
                                              (Dollars in thousands)
Floating rate...........  $ 37,941   $ 56,016   $(18,075)  $(18,075)    (2.92)%    67.73%
Fixed rate repricing
 in:....................
 1 month................    52,283     81,370    (29,087)   (47,162)    (7.63)     65.67
 2 month................    21,686     43,832    (22,146)   (69,308)   (11.21)     61.75
 3 month................    20,196     43,344    (23,149)   (92,457)   (14.95)     58.83
 4 month................    16,168     32,675    (16,507)  (108,964)   (17.62)     57.64
 5 month................    14,415     33,544    (19,129)  (128,093)   (20.72)     55.95
 6 month................    14,526     36,650    (22,124)  (150,217)   (24.30)     54.12
 6 months--1 year.......    66,870    126,706    (59,836)  (210,053)   (33.97)     53.75
 1--2 years.............    75,372     53,942     21,431   (188,622)   (30.51)     62.88
 2--3 years.............    48,262     14,714     33,548   (155,074)   (25.08)     70.34
 3--4 years.............    31,273     23,665      7,608   (147,466)   (23.85)     73.01
 4--5 years.............     9,200      2,727      6,473   (140,993)   (22.80)     74.33
 Over 5 years...........   210,073     16,971    193,102     52,109      8.43     109.20
                          --------   --------   --------
 Total..................  $618,265   $566,156   $ 52,109
                          ========   ========   ========

  The data used in the table above is based on contractual repricing dates rather than maturities. This simple GAP analysis gives no consideration to a number of factors which can have a material impact on the Company's interest rate risk position. Such factors include call features on certain assets and liabilities, prepayments, interest rate floors and caps on various assets and liabilities, the current interest rates on assets and liabilities to be repriced in each period, and the relative changes in interest rates on different types of assets and liabilities.

  The Company also utilizes an earnings change ratio analysis, which it believes is a more accurate analysis of interest rate sensitivity because it measures not only the volume of assets and liabilities being repriced but also the expected relative change in interest rates on the different types of assets and liabilities. This analysis applies coefficients to the various types of assets and liabilities in order to estimate the relative rates of change expected. As of March 31, 1999 this model reflected a one-year ratio of rate sensitive assets to rate sensitive liabilities of 67.1%. The earnings change ratio analysis is subject to a number of limitations, including the other limitations discussed above.

  The following table provides contractual balances of the Company's financial instruments at the expected maturity as well as the fair value of those financial instruments as of December 31, 1998. Fixed and variable rate categories are based upon expected amortization or contractual maturity dates. The Company considers assets and liabilities that do not have a stated maturity date, as in cash equivalents and certain deposits, to be long term in nature and reports them in the "Thereafter" column. The Company does not consider these financial instruments materially sensitive to interest rate fluctuations and management expects these balances to remain fairly constant over various economic conditions. The weighted average interest rates for the various assets and liabilities presented are actual as of December 31, 1998.

  The fair value of cash, interest bearing deposits at other banks, and interest receivable approximates their book values due to their short maturities. The fair value of available for sale securities is based on reports provided the Company by third parties. Federal Home Loan Bank stock is valued at stated redemption value. The fair value of loans and time deposits is estimated by discounted cash flows through the estimated maturity using estimated market discount rates that reflect current rates offered by the Company. The fair value of FHLB borrowings is estimated by discounting the cash flows through maturity based on current rates offered by the FHLB for borrowings with similar maturities. The fair value of the note payable approximates the carrying value due to the note payable's interest rate approximating market rates. The components of the Company's financial instruments did not materially change from December 31, 1998 to March 31, 1999.

                Expected Maturity Dates of Financial Instruments

                                        December 31,                               Dec. 31,   Dec. 31,  Dec. 31,
                          --------------------------------------------               1998       1998      1997
                            1999     2000     2001     2002     2003    Thereafter  Total    Fair Value  Total
                          --------  -------  -------  -------  -------  ---------- --------  ---------- --------
                                                       (Dollars in thousands)
Financial Assets:
 Cash and due from
  banks.................  $    --   $   --   $   --   $   --   $   --    $ 14,168  $ 14,168   $ 14,168  $  9,021
 Interest bearing
  deposits..............       856      --       --       --       --         --        856        856     6,607
 Weighted avg. interest
  rate..................      4.70%     --       --       --       --         --       4.70%                5.98%
 Federal funds sold.....       --       --       --       --       --         --        --                 2,885
 Weighted avg. interest
  rate..................       --       --       --       --       --         --        --                  5.50%
 Securities--available
  for sale:
 US Govt. agencies......       --       --     1,001      --       --         --      1,001      1,001    12,619
 Weighted avg. interest
  rate..................       --       --      6.04%     --       --         --       6.04%                6.52%
 Mortgage-backed
  securities:
 Fixed rate.............       --       --       --       --       --         156       156        156       133
 Weighted avg. interest
  rate..................       --       --       --       --       --        6.37%     6.37%                5.51%
 Variable rate..........       --       --       --       --       --       1,961     1,961      1,961     9,206
 Weighted avg. interest
  rate..................       --       --       --       --       --        6.50%     6.50%                6.44%
 State and political
  subdivision
  obligations:
 Fixed rate.............        20      118      151      187      195     10,594    11,265     11,265     1,583
 Weighted avg. interest
  rate..................      5.45%    5.61%    5.75%    5.72%    5.79%      6.98%     6.90%                5.33%
 Equity securities......       --       --       --       --       --         136       136        136        75
 Dividend yields........       --       --       --       --       --         --        --                   --
 FHLB stock.............       --       --       --       --       --       3,110     3,110      3,110     1,435
 Dividend yield.........       --       --       --       --       --        5.50%     5.50%                6.00%
 Securities--held to
  maturity:
 US Govt. agencies......       --       --       --       --     1,000    154,351   155,351    155,330    11,943
 Weighted avg. interest
  rate..................       --       --       --       --      6.21%      6.56%     6.56%                6.67%
 State and political
  subdivision
  obligations:
 Fixed rate.............        72       82       94       80       86      2,045     2,459      2,541     3,091
 Weighted avg. interest
  rate..................      7.58%    8.03%    8.18%    7.67%    7.70%      7.54%     7.59%                4.74%
 Variable rate..........        70       76       83       91      100        658     1,078      1,078     2,031
 Weighted avg. interest
  rate..................     10.95%   10.95%   10.95%   10.95%   10.95%     10.95%    10.95%               10.95%
 Other securities.......       --       --       --       --       --         101       101        101       --
 Weighted avg. interest
  rate..................       --       --       --       --       --        6.53%     6.53%
 Loans held for sale--
  fixed rate............     6,493      --       --       --       --         --      6,493      6,493     2,935
 Weighted avg. interest
  rate..................      7.09%     --       --       --       --         --       7.09%                7.14%
 Loans held for sale--
  var. rate.............       192      --       --       --       --         --        192        192       --
 Weighted avg. interest
  rate..................      4.50%     --       --       --       --         --       4.50%                 --
 Loans:
 Loans--fixed...........   117,383   52,757   67,907   32,400   60,123     17,038   347,608    347,508   235,984
 Weighted avg. interest
  rate..................      9.56%    9.75%    9.63%    9.59%    9.29%      8.95%     9.53%                9.46%
 Loans--variable........     7,148    1,658      178    3,414      532     20,303    33,233     33,216    36,544
 Weighted avg. interest
  rate..................      8.99%    9.76%    9.15%    8.26%    8.19%      8.71%     8.97%                9.23%
 Interest receivable....       --       --       --       --       --       5,517     5,517      5,517     3,013
Financial Liabilities:
 Deposits:
 Demand deposits........       --       --       --       --       --    $ 50,138  $ 50,138   $ 50,138  $ 31,091
 NOW accounts...........       --       --       --       --       --      46,914    46,914     46,914    27,527
 Weighted avg. interest
  rate..................       --       --       --       --       --        1.59%     1.59%                2.00%
 Money market accounts..       --       --       --       --       --      35,238    35,238     35,238    28,132
 Weighted avg. interest
  rate..................       --       --       --       --       --        4.30%     4.30%                3.71%
 Regular savings........       --       --       --       --       --      13,319    13,319     13,319     9,083
 Weighted avg. interest
  rate..................       --       --       --       --       --        2.00%     2.00%                2.15%
 Time deposits:
 Fixed rate.............   357,806   13,396    5,868    1,884      997        993   380,944    382,111   197,364
 Weighted avg. interest
  rate..................      5.38%    5.40%    5.54%    5.85%    5.57%      5.96%     5.39%                5.68%
 Variable rate..........     1,412    1,075      --       --       --         --      2,487      2,487     2,358
 Weighted avg. interest
  rate..................      4.60%    4.60%     --       --       --         --       4.60%                5.20%
 Repurchase agreements..     1,408      --       --       --       --         --      1,408      1,408       --
 Weighted avg. interest
  rate..................      3.93%     --       --       --       --         --       3.93%                 --
 FHLB advances--long
  term..................     5,268    2,144    4,198      198      198     10,987    22,993     23,600    14,017
 Weighted avg. interest
  rate..................      6.46%    5.77%    5.95%    6.30%    6.30%      5.02%     5.13%                6.06%
 Federal funds
  purchased.............     3,830      --       --       --       --         --      3,830      3,830       --
 Weighted avg. interest
  rate..................      4.79%     --       --       --       --         --       4.79%                 --
 Notes payable..........        24       24      --       --    12,400        --     12,448     12,448     5,072
 Weighted avg. interest
  rate..................      6.00%    6.00%     --       --      6.50%       --       6.50%                8.79%
 Interest payable.......       --       --       --       --       --       1,828     1,828      1,828     1,409

Impact of Inflation and Changing Prices

  The Consolidated Financial Statements and related Notes presented elsewhere in this prospectus have been prepared in accordance with generally accepted accounting principles. This requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Liquidity and Capital Resources

  Line of Credit. The Company maintains a revolving line of credit for up to $22 million with a correspondent bank. Interest accrues on all outstanding borrowings due under the line of credit at a variable rate equal to the average prime lending rate reported from time to time by the Wall Street Journal minus 1.25%, provided, however, the rate is not to exceed 7.75%. Interest is payable quarterly. The line of credit is effective through March 31, 2003 subject to an annual compliance review by the lender. No standby or unused commitment fees are payable under the line of credit.

  All borrowings under the line of credit are secured by a pledge of 100% of the Company's stock in its bank subsidiaries. As of March 31, 1999 $13.1 million was outstanding under the line of credit.

  The line of credit requires the Company's bank subsidiaries to maintain, among other requirements, (1) a return on average assets for each calendar year equal to at least 1.0%, (2) a ratio of capital, as defined in the line of credit, to assets at levels acceptable to bank regulatory authorities but at least 7.0% at each calendar year end and (3) net charges to the reserve for loan losses at less than 1.0% of net loans during any calendar year. In addition, the line of credit requires that the parent company's aggregate indebtedness not exceed 60.0% of its tangible net worth through March 31, 1999 reducing 5% a year thereafter and that borrowings under the line of credit not exceed 50.0% of the tangible book value of all stock pledged to secure such borrowings. At March 31, 1999 the Company was in compliance with these requirements.

  Growth and Expansion. In February 1998 the Company acquired Heartland Community Bank, FSB in Little Rock, from its parent company--Heartland Community Bank, Camden--for $3.1 million in cash. The Company received the federal savings bank charter, approximately $9.4 million in customer deposits and the related banking facility. No loans were acquired as a part of the transaction. Following closing the Company commenced operations in Little Rock under the Bank of the Ozarks name. This federal savings bank was merged into the Company's lead bank subsidiary on January 7, 1999.

  In June 1998 the Company opened its Little Rock corporate headquarters and banking center on Chenal Parkway and a third Little Rock branch on Rodney Parham Road.

  In August 1998 the Company completed the purchase of the Marshall, Arkansas branch of Superior Federal Bank, F.S.B. The acquisition included the branch bank building, related assets and deposit accounts totaling approximately $16 million. The Company paid a purchase premium and incurred other acquisition costs totaling approximately $1.5 million.

  In September 1998 the Company opened its new Fort Smith facility and in December 1998 opened a fourth Little Rock branch at 7500 Cantrell Road.

  During the first quarter of 1999 the Company opened its first branch in North Little Rock. A third Harrison branch is under construction and is expected to open during the second quarter of 1999 and a second North Little Rock branch is scheduled for opening in late 1999 or early 2000. The Company has obtained regulatory approval to construct a branch in Clinton, Arkansas and expects to begin construction on that site in the second or third quarter of 1999 with an opening planned in 2000.

  In 1998 the Company spent approximately $13.9 million on acquiring, constructing and furnishing its corporate banking headquarters in Little Rock, the new Fort Smith facility and three other branch offices. Although the Company is currently working to open additional branches in 1999, capital expenditures are expected to be substantially less than 1998.

  Bank Liquidity. Liquidity represents an institution's ability to provide funds to satisfy demands from depositors and borrowers by either converting assets into cash or accessing new or existing sources of incremental funds. Generally, the Company's bank subsidiaries rely on customer deposits and loan repayments as their primary sources of funds. The Company has used these funds, together with FHLB and other borrowings, to make loans, acquire investment securities and other assets and to fund continuing operations.

  Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations and investments. Such sources include FHLB advances, federal funds lines of credit from correspondent banks and borrowings by the Company under its revolving credit facility described above.

  At March 31, 1999 the Company's bank subsidiaries had an aggregate of $58.6 million of unused blanket FHLB borrowing availability. Additionally at March 31, 1999 the bank subsidiaries had available substantial federal funds lines of credit.

  Management anticipates that the Company's bank subsidiaries will continue to rely primarily on customer deposits and loan repayments to provide liquidity. However, where necessary, the above described borrowings (including borrowings under the Company's line of credit) will be used to augment the Company's primary funding sources.

  Year 2000 Liquidity Needs. The Company may experience additional liquidity needs in connection with increased deposit withdrawals due to customer concerns over the Year 2000 issue. The Board of Directors has adopted a Contingency Funding Plan to guide management in handling unusual liquidity needs. In preparing for possible increased Year 2000 liquidity demands, management is taking several actions including: (1) modification of the pricing and terms of certain time deposit products to encourage depositors to accept maturities after year end, (2) developing plans to place collateral with various sources of secondary liquidity to facilitate short-term borrowing and (3) developing plans to have additional cash available at the branches and ATMs of the bank subsidiaries during the latter part of the year. Although management believes these and other actions will prepare the Company for this potential liquidity need, there can be no assurance these steps will be adequate.

  Dividend Policy. In 1998 the Company paid dividends of $0.23 per share. In 1997 and 1996 the Company paid dividends of $0.20 and $0.30 per share, respectively. The Company increased its dividend for the second quarter of 1998 to $0.06 from $0.05. The Company increased the dividend effective for the first quarter of 1999 to $0.10 per share. The determination of future dividends on the Company's common stock will depend on conditions existing at that time. The Company's goal is to continue the current $0.10 quarterly dividend amount with consideration to future increases depending on the Company's earnings, capital and liquidity needs.

  Capital Compliance. Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum "risk-based capital ratios" and a minimum "leverage ratio". The risk-based capital ratios consist of (1) Tier 1 capital (i.e. common stockholders' equity excluding goodwill, certain intangibles and appreciation on investment securities, but including certain other qualifying items) to total risk-weighted assets and (2) total capital (Tier 1 capital plus Tier 2 capital which is the qualifying portion of the allowance for loan losses) to risk-weighted assets. The leverage ratio is measured as Tier 1 capital to adjusted quarterly average assets.

  The Company's risk-based and leverage capital ratios exceeded these minimum requirements at December 31, 1997, December 31, 1998 and March 31, 1999 and are presented below, followed by the capital ratios of each of the bank subsidiaries at March 31, 1999.

                    Consolidated Regulatory Capital Ratios

                                     December 31,
                                   -----------------------       March 31,
                                     1997           1998           1999
                                   --------       --------       ---------
                                     (Dollars in thousands)
Tier 1 capital:
  Stockholders' equity............ $ 35,666       $ 40,355       $ 41,630
  Less net unrealized gains on
   available for sale securities..     (152)           (81)          (208)
  Less goodwill and certain
   intangibles....................   (1,337)        (3,623)        (3,478)
                                   --------       --------       --------
    Total tier 1 capital.......... $ 34,177       $ 36,651       $ 37,944
                                   --------       --------       --------
Tier 2 capital:
  Qualifying allowance for loan
   losses.........................    3,288          4,689          4,850
                                   --------       --------       --------
    Total risk-based capital...... $ 37,465       $ 41,340       $ 42,794
                                   --------       --------       --------
Risk-weighted assets.............. $262,592       $404,879       $426,644
                                   ========       ========       ========
Ratios at end of period:
  Leverage........................     9.86%          6.21%          5.95%
  Tier 1 risk-based capital.......    13.01           9.05           8.89
  Total risk-based capital........    14.27          10.21          10.03
Minimum ratio guidelines:
  Leverage........................     3.00%(/1/)     3.00%(/1/)     3.00%(/1/)
  Tier 1 risk-based capital.......     4.00           4.00           4.00
  Total risk-based capital........     8.00           8.00           8.00

                Regulatory Capital Ratios of Bank Subsidiaries

                                                        March 31, 1999
                                               ---------------------------------
                                                 Bank of the      Bank of the
                                               Ozarks, wca(/2/) Ozarks, nwa(/2/)
                                               ---------------- ----------------
Stockholders' equity--Tier 1..................     $39,036          $11,579
Leverage ratio................................        8.17%            7.25%
Risk-based capital ratios:
  Tier 1......................................       12.22%           11.06%
  Total capital...............................       13.38            12.16

--------
(1) Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 basis points) above a minimum leverage ratio of 3% depending upon capitalization classification.
(2) Bank of the Ozarks, wca and Bank of the Ozarks, nwa were merged into one surviving entity, Bank of the Ozarks, on June 11, 1999.

Year 2000

  The Year 2000 issue relates to the ability of the Company's computer and other systems with imbedded microchips to properly handle Year 2000 date sensitive data and the potential risk to the Company because of relationships with third parties (e.g. software and hardware vendors, loan customers, correspondent banks, utility companies and others) who do not adequately address the Year 2000 issue. Failure in any of these areas could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities. In late 1997 the Company established a Year 2000 Project Committee to evaluate and assess the Company's exposure to this issue. This committee has implemented an approach to the Year 2000 issue consisting of four phases. These phases include awareness, assessment, renovation and testing.

  The awareness phase consists of defining the Year 2000 problem, developing the resources necessary to perform compliance work, establishing a Year 2000 program committee and program coordinator and developing an overall strategy that encompasses in-house systems, service bureaus, vendors, auditors, customers and suppliers (including correspondents). This phase has been completed.

  The assessment phase consists of evaluating the size and complexity of the problem and detailing the magnitude of the effort necessary to address the Year 2000 issue. The objective of this phase is to identify all hardware, software, networks, automated teller machines, other various processing platforms and customer and vendor interdependencies affected by the Year 2000 date change. The assessment phase goes beyond the Company's information systems and includes environmental systems that are dependent on embedded microchips, such as security systems, elevators, sprinkler systems, alarms and vaults. The assessment phase is substantially completed, but is considered an ongoing process for the Company.

  The renovation phase includes the remediation of any systems identified in the awareness phase as not Year 2000 compliant. The replacement of a proof/capture system was expedited due to lack of Year 2000 compliance earlier in 1998. Also the need for minor upgrades to several proof machines were identified and have been completed. Environmental systems including vault doors, security systems, elevators, sprinkler systems and alarms have been evaluated and assurances from vendors have been received regarding their Year 2000 compliance. The renovation phase is essentially complete with all identified problem areas having been addressed.

  The Company is well into its testing phase with the primary focus being on the core software that runs basic bank services including the following applications: checking, savings, time deposits, individual retirement accounts, loans, safe deposit box and general ledger accounting. Complete testing of mission critical systems was substantially completed as of December 31, 1998. Further testing with mission critical vendors and other significant third party vendors will continue and is expected to be completed by June 30, 1999. The Company has not identified any problems thus far with any of its systems that would have a material adverse impact upon its operations.

  The Company incurred expenses throughout 1996, 1997 and 1998 and in the first quarter of 1999 related to this project and will continue to incur expenses over the last 9 months of 1999. The Company currently estimates that the cost to remediate both its Year 2000 hardware and software issues to be less than $130,000 with approximately 85% of the costs having already been expended through March 31, 1999. A significant portion of total Year 2000 project expenses is represented by existing staff that have been redeployed to this project. The Company does not believe that the redeployment of existing staff will have a material adverse effect on its business, results of operations or financial position nor have any projects under consideration by the Company been deferred because of Year 2000. Incremental expenses related to the Year 2000 project are not expected to materially impact operating results in any one period.

  The impact of Year 2000 issues on the Company will depend not only on corrective actions that the Company takes, but also on the way in which Year 2000 issues are addressed by governmental agencies, businesses and other third parties that provide services or data to, or receive services or data from, the Company, or whose financial condition or operational capability is important to the Company. To reduce this exposure, the Company has an ongoing process of identifying and contacting mission critical third party vendors and other significant third party vendors to determine their Year 2000 plans and target dates. Notwithstanding the Company's efforts, there can be no assurance that mission critical third party vendors or other significant third party vendors will adequately address their Year 2000 issues.

  The Company has developed contingency plans for implementation in the event that mission critical third party vendors or other significant third party vendors fail to adequately address Year 2000 issues. Such plans principally involve identifying alternate vendors or internal remediation. There can be no assurance that any such plans will fully mitigate any failures or problems. Furthermore, there may be certain mission critical third parties, such as utilities or telecommunication companies, where alternative arrangements or sources are limited or unavailable. The most reasonably likely worst case scenario would be that the Company may experience disruption in its operations if any of these mission critical third parties experienced system failure.

  The Company's credit risk associated with borrowers may increase to the extent borrowers fail to adequately address Year 2000 issues. As a result, there may be increases in the Company's problem loans and credit losses in future years. The Company is making ongoing efforts to assess the risks associated with loan customers, large depositors and significant employers in the Company's service areas, however, it is not possible to quantify the potential impact of such risks at this time.

  As remediated and tested systems are brought into operation, the Company will need to take steps to avoid the re-introduction of Year 2000 related problems into its systems. This is an ongoing process for the Company because normal operations and other considerations may require that modifications continue to be made to its systems in 1999. To some extent, therefore, all four phases of the Company's project will need to continue throughout 1999 and beyond.

  The forward-looking statements contained herein with regard to the timing and overall cost estimates of the Company's efforts to address the Year 2000 problem are based upon the Company's experience thus far in this effort. Should the Company encounter unforeseen difficulties either in the continuing review of its computerized systems, their ultimate remediation, or the response of parties with which it does business or from which it obtains services, the actual results could vary significantly from the estimates contained in these forward-looking statements.

                          SUPPLEMENTAL QUARTERLY DATA

                                              Three Months Ended
                          ----------------------------------------------------------------
                           Mar. 31,     June 30,     Sept. 30,     Dec. 31,     Mar. 31,
                             1998         1998          1998         1998         1999
                          -----------  -----------  ------------  ------------  ----------
                               (Dollars in thousands, except per share amounts)
Total interest income...   $     7,993  $     9,000  $     10,423 $     11,466  $   11,730
Total interest expense..         3,836        4,570         5,782        6,330       6,421
                           -----------  -----------  ------------ ------------  ----------
  Net interest income...         4,157        4,430         4,641        5,136       5,309
Provision for loan
 losses.................           225          255           742          804         611
Non-interest income.....         1,094        1,152         1,333        1,452       1,269
Non-interest expense....         2,924        3,329         3,267        3,599       3,768
                           -----------  -----------  ------------ ------------  ----------
  Income before income
   taxes................         2,102        1,998         1,965        2,185       2,199
Income taxes............           728          611           544          738         673
                           -----------  -----------  ------------ ------------  ----------
  Net income............   $     1,374  $     1,387  $      1,421 $      1,447  $    1,526
                           ===========  ===========  ============ ============  ==========
Per share:
  Earnings--diluted.....   $      0.36  $      0.36  $       0.37 $       0.38  $     0.40
  Cash dividends........          0.05         0.06          0.06         0.06        0.10
Bid price per common
 share:
  Low...................   $     21.94  $     30.00  $      20.00 $      18.50  $    20.00
  High..................         30.00        34.75         30.75        24.00       23.25
                                         Three Months Ended
                          ----------------------------------------------------
                           Mar. 31,     June 30,     Sept. 30,     Dec. 31,
                             1997         1997          1997         1997
                          -----------  -----------  ------------  ------------
                          (Dollars in thousands, except per share amounts)
Total interest income...   $     6,016  $     6,635  $      7,168 $      7,649
Total interest expense..         2,900        3,216         3,465        3,398
                           -----------  -----------  ------------ ------------
  Net interest income...         3,116        3,419         3,703        4,251
Provision for loan
 losses.................           259          265           150          465
Non-interest income.....           742          641           662          880
Non-interest expense....         2,105        2,219         2,316        2,588
                           -----------  -----------  ------------ ------------
  Income before income
   taxes................         1,494        1,576         1,899        2,078
Income taxes............           537          572           698          709
                           -----------  -----------  ------------ ------------
  Net income............   $       957  $     1,004  $      1,201 $      1,369
                           ===========  ===========  ============ ============
Per share:
  Earnings--diluted.....   $      0.33  $      0.35  $       0.34 $       0.36
  Cash dividends........          0.10          --           0.05         0.05
Bid price per common
 share:
  Low...................           --           --   $      17.38 $      19.75
  High..................           --           --          20.13        25.25

  See "Supervision and Regulation" and Note 15 to Consolidated Financial Statements for discussion of dividend restrictions.

                                   BUSINESS

  Bank of the Ozarks is an Arkansas business corporation registered under the Bank Holding Company Act of 1956. On June 11, 1999 the Company's two state chartered banks, Bank of the Ozarks, wca and Bank of the Ozarks, nwa, were merged into one surviving entity, Bank of the Ozarks, which conducts banking operations through 20 offices in 15 communities throughout northern, western and central Arkansas.

  The Company provides a wide range of retail and commercial banking services. Deposit services include checking, savings, money market, time deposit and individual retirement accounts. Loan services include various types of real estate, consumer, commercial, industrial and agricultural loans. The Company also provides mortgage lending, cash management, trust services, safety deposit boxes, real estate appraisals, credit related life and disability insurance, ATMs, telephone banking and debit cards.

  In 1994 the Company initiated its expansion strategy, via de novo branching, into target Arkansas markets. Since embarking on this strategy the Company has opened 15 new offices, with 10 being opened since January 1997. In 1998 the Company added a new element to its growth strategy by significantly expanding into two of Arkansas' largest metropolitan markets--Little Rock and Fort Smith. Since 1994 the Company has experienced significant growth in operations and maintained profitability:

  . Total assets increased to $666.9 million at March 31, 1999 from $165.0 million at December 31, 1994, representing a compounded annual growth rate of 38.9%.

  . Net income increased to $1,526,000 for the three months ended March 31, 1999, up from $1,374,000 for the same quarter in 1998. For the year ended December 31, 1998 net income was $5,629,000.

  . For the three months ended March 31, 1999 return on average assets equaled 0.97% and return on average stockholders' equity equaled 15.14%. For the year ended December 31, 1998 return on average assets and return on average stockholders' equity were 1.16% and 14.83%, respectively.

  . The Company's leverage capital ratio was 5.95% at March 31, 1999 and 6.21% at December 31, 1998. After inclusion in Tier 1 capital of the eligible net proceeds of $13.8 million from this offering, our pro forma leverage capital ratio at March 31, 1999 would have been 7.96%.

Business Strategy

  The Company's goal is to maximize long-term stockholder value through strong year-to-year growth in assets, loans, deposits and earnings per share in a manner consistent with safe, sound and prudent banking practices. To achieve this goal the Company's business strategy is to:

  . Expand loans and deposits primarily through market share growth at existing locations and de novo branching in northern, western and central Arkansas;

  . Provide customers with the breadth of financial products and services of a regional bank;

  . Employ, empower and motivate personnel to provide personalized customer service, consistent with the best traditions of community banking, while increasing profits; and

  .  Maintain asset quality and control overhead expense.

  Growth Strategy. The Company's growth strategy is to (1) build on market share at existing locations, (2) open new branches in strategic locations, (3) utilize competitive or superior products and pricing to achieve loan and deposit growth, (4) aggressively market its products and services and (5) capitalize on opportunities presented by banking industry consolidation.

  In 1994 the Company initiated its expansion strategy, via de novo branching, into target Arkansas markets. Since embarking on this strategy, the Company has opened 15 new offices with 10 being opened since January

1997. The Company's de novo branching strategy initially focused on opening branches in smaller communities throughout its market area. During 1994 the Company opened its first new office pursuant to this expansion strategy in Clarksville, Arkansas. In 1995 and 1996 the Company opened additional offices including new full service offices in Marshall, Van Buren and Harrison, Arkansas and a second office in Clarksville. In 1997 the Company opened new full service offices in Mulberry, Alma, Paris and Bellefonte, Arkansas. These openings contributed to the Company's compounded annual growth rates of 34.7% in loans, 25.8% in deposits and 28.7% in assets from 1994 through 1997.

  In 1998 the Company added a new element to its growth strategy by significantly expanding into two of Arkansas' largest metropolitan markets-- Little Rock and Fort Smith. Pulaski County (which includes the Little Rock metropolitan area) is Arkansas' largest banking market with approximately $4.8 billion in total bank and thrift deposits, while Sebastian County (which includes Fort Smith) is the state's fourth largest market with approximately $1.6 billion in total bank and thrift deposits. The Company originally entered the Little Rock market in 1995, when it opened its corporate headquarters and a small commercial lending office. Encouraged by the results of the commercial lending office, the Company opened a residential mortgage lending office in 1996. In February 1998 the Company began full service banking operations in Little Rock with the acquisition of a small savings and loan with $9.4 million in deposits. In June 1998 the Company opened its second and third Little Rock deposit offices, including its 40,000 square foot corporate headquarters which houses a full-service banking center, corporate offices, a mortgage lending center and full service trust operations. In December 1998 the Company opened its fourth office in Little Rock. As of March 31, 1999 the Company's total deposits at these Little Rock offices had grown to $167.5 million. Additionally, the Company has established itself as one of the leading mortgage lenders in Pulaski County, originating approximately $98.0 million of Pulaski County residential mortgages for resale in the secondary market in 1998 and the first quarter of 1999. The Company is continuing to expand its presence in Pulaski County with the January 1999 opening of an office in North Little Rock. A second North Little Rock office is planned for opening in late 1999 or early 2000.

  The Company pursued major expansion in a second metropolitan market in September 1998 with the opening of a 22,500 square foot building in Fort Smith which includes a full service banking center. This full service facility replaced a temporary branch opened less than a year earlier. At March 31, 1999 the Company's deposits at this office had grown to $51.7 million and loans had grown to $44.8 million. The growth in the Little Rock and Fort Smith markets contributed significantly to unusually high growth rates for the Company of 40.7% in loans, 79.0% in deposits, and 73.9% in assets during 1998. The 1998 growth rates also reflect the Company's continued addition of customers throughout its branch network, now numbering 20 offices in nine Arkansas counties. The Company continued to experience strong growth in the first quarter of 1999.

  As a result of the August 1998 acquisition of a competitor's branch with $16 million in deposits in Searcy County, Arkansas, and based upon market data published by the FDIC as of June 30, 1998, the Company now has the number one deposit market share in three of the nine counties in which it maintains offices. In addition to its leading market share in Franklin, Newton and Searcy counties, the June 1998 FDIC data also indicates that the Company increased its market share in 3 other counties between June 1997 and June 1998. The Company will continue to pursue its growth strategy in each of these markets, with a goal of obtaining a significant market share in every market it serves.

  The following table reflects loans and deposits for the Company's locations as of December 31, 1996, 1997 and 1998 and March 31, 1999.

                                                           Loans                               Deposits
                                            ------------------------------------ -----------------------------------------
                        Months in Operation        December 31,                         December 31,
                               as of        -------------------------- March 31, --------------------------      March 31,
                        March 31, 1999(/1/)   1996     1997     1998     1999      1996     1997     1998          1999
                        ------------------- -------- -------- -------- --------- -------- -------- --------      ---------
                                                                     (Dollars in thousands)
North Little Rock.....           3          $    --  $    --  $    --  $  1,416  $    --  $    --  $    --       $ 20,694
Little Rock (4
 offices).............       13,9,9,4(/2/)    37,250   52,776   80,606   88,239       --       --   143,359(/3/)  167,487
Fort Smith............          17               --    16,600   40,746   44,755       --        47   42,932        51,702
Alma..................          19               --     2,670    9,108    9,025       --     5,194   10,973        10,655
Paris.................          20               --       808    8,841    9,665       --     5,921   10,235        10,240
Mulberry..............          24               --     1,326    2,848    2,744       --     6,735    8,958         9,647
Harrison/Bellefonte
 (2 offices)..........         37,15          14,766   28,357   41,116   43,587    17,012   30,709   37,692        37,700
Van Buren.............          41            16,381   13,903   22,729   23,854    17,830   25,750   22,130        23,229
Marshall..............          49            10,631   14,614   22,347   22,538    16,279   21,878   41,592(/3/)   40,264
Clarksville (2
 offices).............         53,44          25,868   38,671   57,142   54,161    26,496   31,130   38,750        36,617
Western Grove.........          -- (/4/)      25,499   27,867   28,199   28,217    12,644   15,023   20,355        20,397
Ozark/Altus (3
 offices).............          -- (/4/)      67,602   61,737   57,076   55,497   110,857  117,255  110,169       110,541
Jasper................          -- (/4/)      16,465   16,134   16,768   17,153    30,530   35,913   41,895        42,531
                                            -------- -------- -------- --------  -------- -------- --------      --------
 Total................                      $214,462 $275,463 $387,526 $400,851  $231,648 $295,555 $529,040      $581,704
                                            ======== ======== ======== ========  ======== ======== ========      ========

--------
(1) Months in operation is from the date the Company opened each full service banking office in the applicable city.
(2) The Company opened temporary commercial and mortgage lending offices in Little Rock in 1995 and 1996, respectively, but did not commence deposit operations in Little Rock until late February 1998.
(3) Deposit growth in 1998 includes deposits obtained through acquisitions in Little Rock and Marshall of approximately $9.4 million and $16 million, respectively.
(4) Operations commenced in Western Grove, Altus, Ozark and Jasper in 1976, 1972, 1937 and 1903, respectively.

  In addition to growth at existing offices, the Company expects to continue expansion with additional de novo branches. Specific locations targeted for future development include a second full service branch in Harrison, which is currently under construction and is expected to open in the second quarter of 1999, a second North Little Rock location which is planned for opening in late 1999 or early 2000 and a full service branch in Clinton, Arkansas expected to open in 2000.

  Although the Company will continue to open new offices, capitalizing on the growth potential of existing offices is becoming an increasingly significant part of its strategy. The Company has 15 offices that are less than five years old, including 10 opened since January 1997. By seeking to more fully utilize the unused capacity at existing offices, the Company's goal is to continue loan, deposit and revenue growth without proportionate increases in the rate of growth in capital investments and expenses.

  The Company is also taking other steps to reduce expenditures in connection with the opening of new offices. Management is considering other methods of expanding its branch network including in-store branches, offices in shopping centers and other leased facilities, and smaller or less expensive branches. The Company believes that in many instances it can reduce the cost of new offices while effectively entering new markets and expanding its presence in existing markets. Finally, the Company may consider growth by acquisition as opportunities arise.

  Finally, the Company believes it will be able to continue to capitalize on the opportunities presented by consolidation in the banking industry. Many financial institutions operating in the Company's market areas have become branches or subsidiaries of larger statewide, regional or national organizations. Management believes that many of these organizations have shifted decision making and certain services away from local offices while in many cases reducing personnel. Such actions have created and may continue to create substantial opportunities for the Company to increase market share and develop valuable customer relationships. The Company has also been able to employ quality senior loan officers and other management personnel from these institutions.

  Banking Products and Services. The Company has expanded its traditional banking products and services in recent years. New offerings are designed to provide customers with a competitive or superior array of products and services in each of the markets it serves. Management believes that these new product offerings are especially important as the Company increases its presence in metropolitan markets. Additionally, the expansion of the Company's product line is intended to increase non-interest income as a percentage of total revenues in order to diversify income sources and reduce dependence on net interest margin.

  The Company has significantly expanded its deposit products to include a number of special time deposit offerings with aggressive rates and atypical maturities, totally free checking, new ATM locations (with a total of 16 at March 31, 1999), debit cards and telephone banking services. Additionally, in 1998 the Company introduced various cash management products, including automated clearing house services, sweep accounts, special information reporting services, wholesale lock box services, controlled disbursement and account analysis. The Company also significantly expanded its trust operations by adding new trust officers and a broader range of corporate trust, personal trust and employee benefit services. Finally, during 1998 the Company continued its emphasis on building its mortgage lending operations. The mortgage lending operation has been the single largest contributor to growth in non-interest income during the past two years. The Company's expanded product offerings are designed to give the Company a broader range of products and services than are typically associated with small community banks.

  The Company intends to introduce internet banking services by the end of 1999 allowing customers to use their home computers to, among other things, access personal account information, effect electronic transfers and bill payments and download personal account data. The Company plans to continue to introduce new banking products and services in order to meet changing customer needs and expectations.

  Management Structure and Incentives. The Company believes that an empowered banking team, motivated to provide high quality, personalized customer service while increasing profits, is a critical element of its business strategy. The Company implements this element of its strategy by (1) employing experienced, customer-oriented personnel, (2) using a decentralized and streamlined management structure, (3) holding managers separately accountable for branch or departmental performance and (4) providing incentive compensation designed to reward positive financial performance.

  The Company strives to create the personal and comfortable atmosphere of a small hometown bank in each of its offices. A decentralized management structure allows managers to make credit and other decisions efficiently while providing a higher degree of service and increased flexibility to local customers. The Company encourages branch and departmental managers and their staff to pursue quality customer service and active community involvement and to develop extensive market knowledge, new business and customer relationships.

  Although senior management establishes all major plans, policies and strategies for the Company as a whole, management also reviews key performance indicators for each branch and department. The Company maintains accountability and control of each branch and department through (1) direct senior management oversight, (2) review of asset quality and regulatory compliance by internal loan review and compliance officers, (3) review of operations by an internal audit officer and (4) executive management review of branch and departmental budget and financial reports.

  In 1996 the Company implemented an incentive cash bonus plan which provides employees the potential for bonuses based upon growth and profitability. Rewards are conditional upon attaining company-wide performance thresholds. Assuming the Company achieves the minimum thresholds, rewards are based upon a combination of branch and departmental performance and individual performance and responsibility.

Management believes this plan has been successful in focusing individuals on key performance areas. Additionally, the Company provides equity based compensation to certain personnel in the form of discretionary stock options to further align their interests with stockholders.

  Asset Quality. The successful implementation of the Company's business strategy requires an emphasis on maintaining asset quality. The Board of Directors, including its loan review committee, and senior management regularly monitor asset quality. In addition, the Company employs loan personnel based primarily upon their ability to properly underwrite, originate and service loans. The Company's procedures to maintain favorable asset quality include:

  . regular meetings among loan and collection personnel to continuously assess the status of problem or nonperforming loans;

  . rapid resolution of nonaccrual loans with minimal tolerance for loans remaining in nonaccrual status for extended periods; and

  . prompt and orderly liquidation of other real estate received upon foreclosure.

  For a more detailed description of the Company's procedures and policies for maintaining asset quality, see "Management's Discussion and Analysis of Financial Condition and Results of Operation--Nonperforming Assets" and "-- Allowance and Provision for Loan Losses."

  In the past year the Company has taken several steps to improve its ability to monitor asset quality. At the end of 1997 the Company hired James Patridge as Vice Chairman to oversee its lending function. Mr. Patridge has 25 years of lending experience and has worked in all facets of loan portfolio management, including the development and administration of credit policies and underwriting procedures. Additionally, the Company has effected other changes in personnel, including the hiring of an experienced manager to oversee the loan administration functions, and modified its lending policies to more effectively address credit risks associated with the Company's loan portfolio growth. Finally, the Board of Directors has formed a loan review committee, with Mr. Patridge as Chairman, to increase the oversight of the lending function at the Board of Directors level.

  The Company is continuing to take steps to improve its ability to underwrite, originate and service loans. In the first quarter of 1999 the Company commenced a comprehensive training program that will require substantially all employees to attend a series of training courses to be conducted throughout 1999 and 2000. Many courses in this program relate to lending and credit functions. Further, the Company has established two loan administration offices in Ozark and Little Rock to serve western and central Arkansas, respectively, and intends to establish a third such office in Harrison to serve northern Arkansas. The Company's centralization of loan documentation and servicing functions within its three geographic regions is intended to achieve greater uniformity and improved quality while maintaining quick response times and strong customer service.

  Overhead Objectives. One of the Company's goals is to consistently improve its operating efficiency and ultimately become a low cost provider of financial services. Although the Company's efficiency ratio has increased from 51.60% in 1996 to 54.98% in 1998, this increase is primarily the result of the Company having invested heavily to expand into new markets. During 1998 the Company increased its investment in fixed assets from $13 million to $27 million as it added a number of new offices, including its corporate headquarters. In addition, the number of full-time equivalent employees increased by approximately 45% during 1998 as the Company hired new personnel to staff these offices.

  The Company has made substantial capital investments and incurred significant expenses in connection with opening 10 new offices since January 1997. The Company believes these investments in physical facilities and people have significantly expanded its capacity for further growth, and create an opportunity for further loan, deposit and revenue growth without proportionate increases in the rate of growth in capital investments and expenses. The Company's 1999 budget for capital expenditures is approximately 40% of the 1998 amount, and its staffing plans for 1999 call for the addition of approximately 30% of the number of employees added in 1998.

The Company believes the slower growth rate in capital expenditures and personnel expenses, coupled with its targeted growth rate for new loans and deposits, will result in an improved efficiency ratio in 1999 compared to the 1998 level. For the quarter ended March 31, 1999, the Company's efficiency ratio was 55.65%.

  In an effort to achieve further efficiencies, the Company has consolidated subsidiaries and streamlined certain operations. In the fourth quarter of 1998 the Company consolidated the operations of a small mortgage company subsidiary into Bank of the Ozarks, wca, the Company's lead bank subsidiary. In January 1999 the Company merged its federal savings bank subsidiary into Bank of the Ozarks, wca. Additionally, on June 11, 1999 the Company merged its two remaining bank subsidiaries into one surviving entity, Bank of the Ozarks. These actions should improve operating efficiency and enhance customer service by making it easier to transact business throughout the Company's expanding branch network, including facilitating the use of the Company's TeleBank and voice response services and the introduction of internet and other new banking services in the future.

Lending Activities

  The Company's primary source of income is interest earned from its loan portfolio and, to a lesser extent, earnings on its investment portfolio. In underwriting loans, primary emphasis is placed on the borrower's financial condition, including its ability to generate cash flow to support its debt obligations and other cash expenses. Additionally, substantial consideration is given to collateral value and marketability as well as the borrower's character, reputation and other relevant factors. The Company's portfolio includes most types of real estate loans, consumer loans, commercial and industrial loans, agricultural loans and other types of loans. The vast majority of the properties collateralizing the Company's mortgage loans are located within the trade areas of the Company's main offices and branches.

  The Company prices its loans to be competitive while maintaining profitability. In establishing loan pricing the Company considers (1) the risks associated with the loan, (2) the borrower's overall relationship with the Company and (3) yields on other investment alternatives.

  The following table summarizes the Company's loan portfolio, by loan category, amount and percentage of total loans as of December 31, 1996, 1997 and 1998 and March 31, 1999.

                                         December 31,
                         ----------------------------------------------    March 31,
                              1996            1997            1998            1999
                         --------------  --------------  --------------  --------------
                                  % of            % of            % of            % of
                                  Total           Total           Total           Total
                          Amount  Loans   Amount  Loans   Amount  Loans   Amount  Loans
                         -------- -----  -------- -----  -------- -----  -------- -----
                                           (Dollars in thousands)
Real estate:
  Single family
   residential.......... $ 78,124  36.4% $ 96,943  35.2% $121,539  31.4% $119,404  29.8%
  Non-farm/non-
   residential..........   35,258  16.4    41,710  15.1    76,563  19.8    86,560  21.6
  Agricultural..........   11,583   5.4    13,443   4.9    19,463   5.0    20,784   5.2
  Construction/land
   development..........    8,808   4.1    16,257   5.6    23,305   6.0    26,778   6.6
  Multifamily
   residential..........    3,743   1.8     3,897   1.4     6,207   1.6     5,465   1.4
                         -------- -----  -------- -----  -------- -----  -------- -----
    Total real estate...  137,516  64.1   172,250  62.5   247,077  63.8   258,991  64.6
Consumer................   39,868  18.6    53,233  19.3    66,407  17.1    64,976  16.2
Commercial and
 industrial.............   28,154  13.1    37,470  13.6    59,192  13.5    55,163  13.7
Agricultural (non-real
 estate)................    8,363   3.9    10,824   3.9    20,068   5.2    20,027   5.0
Other...................      561   0.3     1,686   0.6     1,782   0.5     1,694   0.5
                         -------- -----  -------- -----  -------- -----  -------- -----
    Total loans......... $214,462 100.0% $275,463 100.0% $387,526 100.0% $400,851 100.0%
                         ======== =====  ======== =====  ======== =====  ======== =====

  Real Estate Loans. The Company's portfolio of real estate loans includes loans secured by single family residential, non-farm non-residential, agricultural, construction and land development, and multifamily (five or more) properties. Single family residential loans include permanent loans secured by first liens on one to four family residential properties. Such loans comprise the largest portion of the Company's real estate loans. Non-farm non-residential loans include those secured by real estate mortgages on hotels, motels, churches, medical facilities, nursing homes, shopping centers, office buildings, restaurants, and other business and industrial properties. Agricultural real estate loans include loans secured by farmland and related improvements including loans guaranteed by the Farm Service Agency or the Small Business Administration. Real estate construction and land development loans include loans with original maturities of sixty months or less to finance land development or construction of industrial, commercial, residential or farm buildings or additions or alterations to existing structures.

  The Company offers a variety of real estate loan products that are generally amortized over five to thirty years, payable in monthly or other periodic installments of principal and interest, and due and payable in full (unless renewed) at a balloon maturity generally within one to five years. Certain loans not subject to Arkansas' usury law, typically first mortgage residential loans, may be structured as term loans with adjustable interest rates (adjustable daily, every six months, annually, or at other regular adjustment intervals usually not to exceed every five years) and without balloon maturities.

  Single family residential loans are underwritten primarily based on the borrower's ability to repay, including prior credit history, and the value of the collateral. Other real estate loans are underwritten based on the ability of the property, in the case of income producing property, or the borrower's business to generate sufficient cash flow to amortize the debt. Secondary emphasis is placed upon collateral value and other factors. Loans collateralized by real estate have generally been originated with loan to appraised value ratios of not more than 89% for owner-occupied single family residential, 85% for other single family residential and other improved property, 80% for construction loans secured by commercial, multifamily and other non-residential properties, 75% for land development loans, and 65% for raw land loans.

  The Company typically requires mortgage title insurance in the amount of the loan and hazard insurance on improvements. Documentation requirements vary depending on loan size, type, complexity and other factors.

  Consumer Loans. The Company's portfolio of consumer loans generally includes loans to individuals for household, family and other personal expenditures (other than those secured by real estate). Proceeds from such loans are used to, among other things, fund the purchase of automobiles, household appliances, furniture, trailers, boats and mobile homes, and for credit extended pursuant to credit card and other similar plans. Consumer loans made by the Company are generally collateralized with terms typically ranging up to 72 months, depending upon the nature of the collateral and size of the loan.

  Consumer loans are attractive to the Company because they generally have a short term with interest rates at or near the maximum lawful rate in Arkansas. Such loans, however, pose additional risks of collectibility and loss when compared to certain other types of loans. The borrower's ability to repay is of primary importance in the underwriting of consumer loans.

  Commercial and Industrial Loans. The Company's commercial and industrial loan portfolio consists of loans for commercial, industrial and professional purposes including loans to fund working capital requirements (such as inventory, floor plan and receivables financing), purchases of machinery and equipment and other purposes. The Company offers a variety of commercial and industrial loan arrangements, including term loans, balloon loans and lines of credit with the purpose and collateral supporting a particular loan determining its structure. These loans are offered to businesses and professionals for short and medium terms on both a collateralized and uncollateralized basis. As a general practice, the Company obtains as collateral a lien on furniture, fixtures, equipment, inventory, receivables or other assets.

  Commercial and industrial loans typically are underwritten on the basis of the borrower's ability to make repayment from the cash flow of its business and generally are collateralized by business assets. As a result, such loans involve additional complexities, variables and risks and require more thorough underwriting and servicing than other types of loans.

  Agricultural (Non-Real Estate) Loans. The Company's portfolio of agricultural (non-real estate) loans includes loans for financing agricultural production, including loans to businesses or individuals engaged in the production of timber, poultry, livestock and crops. The Company's agricultural (non-real estate) loans are generally secured by farm machinery, livestock, crops, vehicles or other agri-related collateral.

Deposits

  The Company offers an array of deposit products consisting of non-interest bearing checking accounts, low cost deposit products, including interest bearing transaction (such as checking) and savings accounts, and higher cost deposit products, including money market accounts and time deposits.

  The following tables summarizes the deposit products of the Company by category, amount and percentage of total deposits at December 31, 1996, 1997 and 1998 and March 31, 1999.

                                             December 31,
                         -----------------------------------------------------     March 31,
                               1996              1997              1998              1999
                         ----------------- ----------------- ----------------- -----------------
                                    % of              % of              % of              % of
                                   Total             Total             Total             Total
                          Amount  Deposits  Amount  Deposits  Amount  Deposits  Amount  Deposits
                         -------- -------- -------- -------- -------- -------- -------- --------
                                                 (Dollars in thousands)
Non-interest bearing
 accounts............... $ 21,295    9.2%  $ 31,091   10.5%  $ 50,138    9.5%  $ 56,281    9.7%
Interest bearing
 accounts:
  Transaction (NOW).....   24,424   10.5     27,527    9.3     46,915    8.9     51,184    8.8
  Savings...............    8,180    3.5      9,082    3.1     13,319    2.5     15,438    2.7
  Money market..........   24,325   10.5     28,133    9.5     35,237    6.7     38,273    6.6
Time deposits:
  Less than $100,000....  111,379   48.1    141,741   48.0    239,891   45.3    231,812   39.8
  $100,000 or more......   42,045   18.2     57,981   19.6    143,540   27.1    188,716   32.4
                         --------  -----   --------  -----   --------  -----   --------  -----
    Total deposits...... $231,648  100.0%  $295,555  100.0%  $529,040  100.0%  $581,704  100.0%
                         ========  =====   ========  =====   ========  =====   ========  =====

  The Company acts as depository for a number of state and local governments and government agencies or instrumentalities. Such public fund deposits are often subject to competitive bid and in many cases must be secured by the Company's pledge of government agency or other securities. The Company's deposits come primarily from within the Company's trade area. As of March 31, 1999 the Company had no outstanding "brokered deposits," defined as deposits which, to the knowledge of management of the Company, have been placed with the bank subsidiaries by a person who acts as a broker in placing such deposits on behalf of others.

Other Banking Services

  Trust Services. Historically the Company has provided trust services from its Ozark, Arkansas office. As the Company has expanded into larger markets, it has identified a need to expand the capabilities and services of this department. In 1998 the Company assembled a team of experienced trust officers to handle personal trusts, corporate trusts, employee benefit accounts and trust operations. In the fourth quarter of 1998 this team commenced operations in the Company's corporate headquarters in Little Rock and the Ozark trust operations were consolidated into that office. The Company also converted to a new trust computer system which allows the trust department to more efficiently service its growing base of trust accounts. As of March 31, 1999 total trust assets under management were $67.8 million. With the new trust resources in place, the Company expects to increase trust assets under management and trust revenues in 1999 and future years.

  Cash Management Services. In 1998 the Company introduced cash management products which are designed to provide a high level of specialized support to the treasury operations of business customers. Cash management has four basic functions: deposit handling, funds concentration, funds disbursement and information reporting. The Company's cash management services include automated clearing house services (e.g., direct deposit, automatic bill collection and electronic cash concentration), sweep accounts, current and prior day transaction reporting, wholesale lockbox services, controlled disbursement and account analysis. The Company will continue to expand its product offerings in this area in order to meet the increasingly sophisticated needs of its expanding commercial customer base.

  Mortgage Lending. In 1996 the Company expanded its residential mortgage product line by offering long-term fixed and variable rate loans to be sold on a servicing released basis in the secondary market. The Company originates such loans through its Little Rock, Fort Smith and Harrison offices. During 1998 the Company significantly increased its mortgage lending operations by hiring additional mortgage lending personnel. This has resulted in the Company's originations of residential mortgage loans growing from just $4.5 million in 1996 to $138.9 million in 1998.

Competition

  The banking industry in the Company's market area is highly competitive. In addition to competing with other commercial and savings banks and savings and loan associations, the Company competes with credit unions, finance companies, mortgage companies, brokerage and investment banking firms, asset-based non-bank lenders and many other financial service firms. Competition is based upon interest rates offered on deposit accounts, interest rates charged on loans, fees and service charges, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits.

  A substantial number of the commercial banks operating in the Company's market area are branches or subsidiaries of much larger organizations affiliated with statewide, regional or national banking companies, and as a result may have greater resources and lower costs of funds than the Company. Additionally, the Company faces increased competition from de novo community banks, including those with senior management who were previously with other local banks or those controlled by investor groups with strong local business and community ties. Management believes the Company will continue to be competitive because of its strong commitment to quality customer service, highly autonomous local branches, active community involvement and competitive products and pricing.

Employees

  At March 31, 1999 the Company employed 281 full-time equivalent employees. None of the employees were represented by any union or similar group. The Company has not experienced any labor disputes or strikes arising from any organized labor groups. The Company believes its employee relations are good.

Properties

  The Company serves its customers by offering a broad range of banking services throughout northern, western and central Arkansas from the following locations:

          Banking Location (/1/)                Year Opened      Square Footage
------------------------------------------- -------------------- --------------
Harrison (Downtown)........................  Under construction      14,000
North Little Rock (Indian Hills)(/2/)......         1999              1,500
Fort Smith.................................         1998             22,500
Little Rock (Cantrell).....................         1998              2,700
Little Rock (Chenal).......................         1998             40,000
Little Rock (Rodney Parham)................         1998              2,500
Little Rock (Chester)(/3/).................         1998              1,716
Bellefonte.................................         1997              1,444
Alma.......................................         1997              4,200
Paris......................................         1997              3,100
Mulberry...................................         1997              1,875
Harrison (North)(/4/)......................         1996              3,300
Clarksville (Rogers)(/4/)..................         1995              3,300
Van Buren..................................         1995              2,520
Marshall(/4/)..............................         1995              2,520
Clarksville (Main).........................         1994              2,520
Ozark (Westside)...........................         1993              2,520
Western Grove.............................. 1976 (expanded 1991)      2,610
Altus(/5/)................................. 1972 (rebuilt 1998)       1,500
Ozark (Main)............................... 1971 (expanded 1985)     30,877
Jasper..................................... 1967 (expanded 1984)      4,408

--------
(1) Unless otherwise indicated, the Company owns, or will own upon the completion of construction, its banking locations.
(2) The Company leases the building and land at this location with an initial term expiring in December 1999, subject to options to renew for five additional terms of two years each.
(3) This location was acquired by the Company in February 1998. The facility was constructed in 1994.
(4) The Company owns the buildings and leases the land at these locations. The initial lease terms expire in 2001 (Harrison), 2007 (Clarksville) and 2024 (Marshall). The Company has renewal options on the Harrison and Marshall facilities and purchase options on the Harrison and Clarksville facilities.
(5) Original facility was destroyed by storm in 1997. This facility was rebuilt and placed in service in 1998.

  While management believes its existing banking locations are adequate for its present operations, the Company intends to establish additional branch offices in the future in accordance with its growth strategy. See "--Business Strategy."

Legal Proceedings

  The Company is not currently involved in any material legal proceedings. However, from time to time the Company is involved in routine legal proceedings arising in the ordinary course of business. Management does not believe that any such proceedings, either individually or in the aggregate, will result in material losses to the Company.

                          SUPERVISION AND REGULATION

  In addition to the generally applicable state and federal laws governing businesses and employers, bank holding companies and banks are extensively regulated under both federal and state law. With few exceptions, state and federal banking laws have as their principal objective either the maintenance of the safety and soundness of the Bank Insurance Fund ("BIF") and Savings Association Insurance Fund ("SAIF") of the FDIC or the protection of consumers or classes of consumers, rather than the specific protection of the stockholders of the Company. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those particular statutory and regulatory provisions. Any change in applicable law or regulation may have an adverse effect on the results of operation and financial condition of the Company and its bank subsidiaries.

Federal Regulations

  The primary federal banking regulatory authority for the Company is the Board of Governors of the Federal Reserve System, acting pursuant to its authority to regulate bank holding companies. Because the Company's bank subsidiaries are insured depository institutions who are not member banks of the Federal Reserve System, they are subject to regulation and supervision by the FDIC and are not subject to direct supervision by the Federal Reserve.

  Bank Holding Company Act. The Company is subject to supervision by the Federal Reserve under the provisions of the Bank Holding Company Act of 1956, as amended (the "BHCA"). The BHCA restricts the types of activities in which bank holding companies may engage and imposes a range of supervisory requirements on their activities, including regulatory enforcement actions for violations of laws and policies. The BHCA limits the activities of the Company and any companies controlled by it to the activities of banking, managing and controlling banks, furnishing or performing services for its subsidiaries, and any other activity that the Federal Reserve determines to be incidental to or closely related to banking. These restrictions also apply to any company in which the Company owns 5% or more of the voting securities.

  Before a bank holding company engages in any bank-related activities, either by acquisition or commencement of de novo operations, it must comply with the Federal Reserve's notification and approval procedures. In reviewing these notifications, the Federal Reserve considers a number of factors, including the expected benefits to the public versus the risks of possible adverse effects. In general, the potential benefits include greater convenience to the public, increased competition and gains in efficiency, while the potential risks include undue concentration of resources, decreased or unfair competition, conflicts of interest and unsound banking practices.

  Under the BHCA, a bank holding company must obtain Federal Reserve approval before engaging in acquisitions of banks or bank holding companies. In particular, the Federal Reserve must generally approve the following actions by a bank holding company:

  . the acquisition of ownership or control of more than 5% of the voting securities of any bank or bank holding company;

  .  the acquisition of all or substantially all of the assets of a bank; and

  .  the merger or consolidation with another bank holding company

In considering any application for approval of an acquisition or merger, the Federal Reserve is required to consider various competitive factors, the financial and managerial resources of the companies and banks concerned, the convenience and needs of the communities to be served and the applicant's record of compliance with the Community Reinvestment Act (the "CRA"). The CRA generally requires financial institutions to take affirmative action to ascertain and meet the credit needs of its entire community, including low and moderate income neighborhoods. The Attorney General of the United States may, within 30 days after approval of an acquisition by the Federal Reserve, bring an action challenging such acquisition under the federal antitrust laws, in which case the effectiveness of such approval is stayed pending a final ruling by the courts.

  Interstate Banking. On September 29, 1994, President Clinton signed into law the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") which amended the BHCA to permit bank holding companies to acquire existing banks in any state effective September 29, 1995. The Interstate Act preempted barriers that restricted entry into states and created opportunities for expansion into markets that were previously closed. Interstate banking and branching authority (discussed below) is subject to certain conditions and restrictions, such as capital adequacy, management and CRA compliance.

  The Interstate Act also contained interstate branching provisions that allow multistate banking operations to merge into a single bank with interstate branches. The interstate branching provisions became effective on June 1, 1997, although states were allowed to pass laws to opt in early or to opt out completely as long as they acted prior to that date. Effective May 31, 1997, the Arkansas Interstate Banking and Branching Act of 1997 (the "Arkansas Interstate Act") authorized banks to engage in interstate branching activities within the borders of the state of Arkansas.

  Banks acquired pursuant to this new branching authority may be converted to branches. Interstate branching allows banks to merge across state lines to form a single institution. Interstate merger transactions can be used to consolidate existing multistate operations or to acquire new branches. A bank can also establish a new branch as its initial entry into a state if the state has authorized de novo branching. The Arkansas Interstate Act prohibits entry into the state through de novo branching.

  Deposit Insurance. The FDIC insures the deposits of the Company's bank subsidiaries to the extent provided by law. BIF is the primary insurance fund for the banks' deposits, but SAIF insures a portion due to certain acquisitions by the Company of deposits from SAIF-insured institutions. Under the FDIC's risk-based insurance system, depository institutions are currently assessed premiums based upon the institution's capital position and other supervisory factors. BIF and SAIF members currently have the same risk-based assessment schedule, which is 0 to 27 cents per $100 of eligible deposits.

  Insured depository institutions are further assessed premiums for Financing Corporation Bond debt service ("FICO"). Beginning January 1, 1997, FICO premiums for BIF and SAIF became 1.22 and 6.1 basis points, respectively, per $100 of eligible deposits. For the period July 1, 1998 through December 31, 1998, the Company's bank subsidiaries were assessed an annualized premium of $0.01164 per $100 of BIF-eligible deposits and $0.0582 per $100 of SAIF-eligible deposits.

  Capital Adequacy Requirements. The Federal Reserve monitors the capital adequacy of bank holding companies such as the Company, and the FDIC monitors the capital adequacy of its bank subsidiaries. The federal bank regulators use a combination of risk-based guidelines and leverage ratios to evaluate capital adequacy.

  Under the risk-based capital guidelines, bank regulators assign a risk weight to each category of assets based generally on the perceived credit risk of the asset class. The risk weights are then multiplied by the corresponding asset balances to determine a "risk-weighted" asset base. The minimum ratio of total risk-based capital to risk-weighted assets is 8.0%. At least half of the risk-based capital must consist of Tier 1 capital, which is comprised of common equity, retained earnings and certain types of preferred stock and excludes goodwill and various intangible assets. The remainder, or Tier 2 capital, may consist of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock, and an allowance for loan losses not to exceed 1.25% of risk-weighted assets. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

  The leverage ratio is a company's Tier 1 capital divided by its adjusted total assets. The leverage ratio requires a 3.0% Tier 1 capital to adjusted total assets ratio for institutions with the highest regulatory rating of 1. All other institutions must maintain a leverage ratio of 4.0% to 5.0%. For a tabular summary of the Company's and the bank subsidiaries' risk-weighted capital and leverage ratios, see "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

  Bank regulators from time to time consider raising the capital requirements of banking organizations beyond current levels. However, the Company is unable to predict whether higher capital requirements will be imposed and, if so, the amount or timing of such increases. Therefore, the Company cannot predict what effect such higher requirements may have on it or its bank subsidiaries.

  Enforcement Authority. The Federal Reserve has enforcement authority over bank holding companies and non-banking subsidiaries to forestall activities that represent unsafe or unsound practices or constitute violations of law. It may exercise these powers by issuing cease-and-desist orders or through other actions. The Federal Reserve may also assess civil penalties against companies or individuals who violate the BHCA or related regulations in amounts up to $1 million for each day's violation. The Federal Reserve can also require a bank holding company to divest ownership or control of a non-banking subsidiary or require such subsidiary to terminate its non-banking activities. Certain violations may also result in criminal penalties.

  The FDIC possesses comparable authority under the Federal Deposit Insurance Act (the "FDI Act"), the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") and other statutes with respect to the bank subsidiaries. In addition, the FDIC can terminate insurance of accounts, after notice and hearing, upon a finding that the insured institution is or has engaged in any unsafe or unsound practice that has not been corrected, is in an unsafe and unsound condition to continue operations, or has violated any applicable law, regulation, rule, or order of, or condition imposed by the appropriate supervisors.

  The FDICIA required federal banking agencies to broaden the scope of regulatory corrective action taken with respect to depository institutions that do not meet minimum capital and related requirements and to take such actions promptly in order to minimize losses to the FDIC. In connection with FDICIA, federal banking agencies established capital measures (including both a leverage measure and a risk-based capital measure) and specified for each capital measure the levels at which depository institutions will be considered well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized. If an institution becomes classified as undercapitalized, the appropriate federal banking agency will require the institution to submit an acceptable capital restoration plan and can suspend or greatly limit the institution's ability to effect numerous actions including capital distributions, acquisitions of assets, the establishment of new branches and the entry into new lines of business. On November 30, 1998 the FDIC advised the Company that each of its existing bank subsidiaries had been classified as "well-capitalized" under these guidelines.

  Examination. The Federal Reserve may examine the Company and any or all of its subsidiaries. The FDIC examines and evaluates insured banks every 12 months, and it may assess the institution for its costs of conducting the examinations. The FDIC has a reciprocal agreement with the Arkansas State Bank Department whereby each will accept the other's examination reports in certain cases. As a result, the bank subsidiaries generally undergo FDIC and state examinations either on a joint basis or in alternating years.

  Reporting Obligations. As a bank holding company, the Company must file with the Federal Reserve an annual report and such additional information as the Federal Reserve may require pursuant to the BHCA. The bank subsidiaries must submit to federal and state regulators annual audit reports prepared by independent auditors, and the Company's audit report can be used to satisfy this requirement.

  Other Regulation. The Company's status as a registered bank holding company under the BHCA does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws. The Company is under the jurisdiction of the Securities and Exchange Commission and of state securities commissions for matters relating to the offer and sale of its securities.

  Interest and certain other charges collected or contracted for by the bank subsidiaries are subject to state usury laws and certain federal laws concerning interest rates. The bank subsidiaries' loan operations are also subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers, the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves, the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit, the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies, the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies, the Fair Housing Act prohibiting discriminatory practices relative to real estate-related transactions, including the financing of housing and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of the bank subsidiaries also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services, the Truth in Savings Act requiring depository institutions to disclose the terms of deposit accounts to consumers and the Expedited Funds Availability Act requiring financial institutions to make deposited funds available according to specified time schedules and to disclose funds availability policies to consumers.

State Regulations

  The Company and its bank subsidiaries are subject to examination and regulation by the Arkansas State Bank Department. Examinations of the bank subsidiaries are conducted annually but may be extended to 24 months if an interim examination is performed by the FDIC. The Arkansas State Bank Department may also make at any time an examination of the Company as may be necessary to disclose fully the relations between the holding company and its bank subsidiaries and the effect of those relations.

  The Arkansas Constitution provides, in summary, that "consumer loans and credit sales" have a maximum percentage limitation of 17% per annum and that all "general loans" have a maximum limitation of 5% over the Federal Reserve Discount Rate in effect at the time the loan was made. The Arkansas Supreme Court has determined that "consumer loans and credit sales" are also "general loans" and are thus subject to an interest rate limitation equal to the lesser of 5% over the Federal Reserve Discount Rate or 17% per annum. The Arkansas Constitution also provides penalties for usurious "general loans" and "consumer loans and credit sales," including forfeiture of all principal and interest on consumer loans and credit sales made at a greater rate of interest than 17% per annum. Additionally, "general loans" made at a usurious rate may result in forfeiture of uncollected interest and a refund to the borrower of twice the interest collected. Arkansas usury laws, however, are preempted by federal law with respect to first residential real estate loans and certain loans guaranteed by the Small Business Administration.

  The Company is also subject to the Arkansas Bank Holding Company Act of 1983 ("ABHCA") which places certain restrictions on the acquisition of banks by bank holding companies. Any acquisition by the Company of more than 10% of any class of the outstanding capital stock of any bank located in Arkansas, would require the Arkansas Bank Commissioner's approval. Further, no bank holding company may acquire any bank if after such acquisition the holding company would control, directly or indirectly, banks having 25% of the total bank deposits (excluding deposits from other banks and public funds) in the State of Arkansas. Under the ABHCA a bank holding company cannot own more than one bank subsidiary if any of its bank subsidiaries has been chartered for less than 5 years.

  Effective January 1, 1999 Arkansas law allows the Company to engage in branching activities for its bank subsidiaries on a statewide basis. Immediately prior to that date, the state's branching laws prevented state and national banks from opening branches in any county of the state other than their home county and the counties contiguous to their home county. Because the state branching laws did not limit the branching activities of federal savings banks, the Company was able to branch outside of the traditional areas of its state bank subsidiaries through the federal thrift that it acquired in February 1998. In response to the change in state branching laws, the Company merged its thrift charter into its lead state bank subsidiaries in early 1999.

Bank Subsidiaries

  The lending and investment authority of the state bank subsidiaries is derived from Arkansas law. The lending powers of each of these bank subsidiaries are generally subject to certain restrictions, including the amount which may be lent to a single borrower.

  Regulations of the FDIC and the Arkansas State Bank Department limit the ability of the bank subsidiaries to pay dividends to the Company without the prior approval of such agencies. FDIC regulations prevent insured state banks from paying any dividends from capital and allows the payment of dividends only from net profits then on hand after deduction for losses and bad debts. The Arkansas State Bank Department currently limits the amount of dividends that the bank subsidiaries can pay the Company to 75% of each bank's net profits after taxes for the current year plus 75% of its retained net profits after taxes for the immediately preceding year.

  Federal law substantially restricts transactions between financial institutions and their affiliates, particularly their non-financial institution affiliates. As a result, the bank subsidiaries are sharply limited in making extensions of credit to the Company or any non-bank subsidiary, in investing in the stock or other securities of the Company or any non-bank subsidiary, in buying the assets of, or selling assets to, the Company, and/or in taking such stock or securities as collateral for loans to any borrower. Moreover, transactions between the bank subsidiaries and the Company (or any nonbank subsidiary) must generally be on terms and under circumstances at least as favorable to the bank subsidiaries as those prevailing in comparable transactions with independent third parties or, in the absence of comparable transactions, on terms and under circumstances that in good faith would be available to nonaffiliated companies.

  The FDIC requires all depository institutions, including the bank subsidiaries, to maintain reserves against their checking and transaction accounts (primarily checking accounts, NOW and Super NOW checking accounts). Because reserves must generally be maintained in cash or in non-interest bearing accounts, the effect of the reserve requirements is to increase the bank subsidiaries' cost of funds. Arkansas law requires state chartered banks to maintain such reserves as are required by the applicable federal regulatory agency.

  The bank subsidiaries are subject to Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates, including the Company. In addition, limits are placed on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Most of these loans and certain other transactions must be secured in prescribed amounts. The bank subsidiaries are also subject to Section 23B of the Federal Reserve Act, which prohibits an institution from engaging in transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies. The bank subsidiaries are subject to restrictions on extensions of credit to executive officers, directors, certain principal stockholders, and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Proposed Legislation For Bank Holding Companies And Banks

  Certain proposals affecting the banking industry have been discussed from time to time. Such proposals include: limitations on investments that an institution may make with insured funds; regulation of all insured depository institutions by a single regulator; limitations on the number of accounts protected by the federal deposit insurance funds; and reduction of the $100,000 coverage limit on deposits. It is uncertain which, if any, of the above proposals may become law and what effect they would have on the Company and its bank subsidiaries.

  Several legislative proposals for reforming the financial services industry have been submitted before the United States Congress, including the Financial Services Act of 1999. Each of these proposals would expand the financial services industry by, among other things, allowing banks to engage in securities underwriting, insurance and other activities that are "financial" in nature. The legislation would also repeal Glass-Steagall prohibitions on bank holding companies owning firms that engage in securities underwriting, and it would allow bank holding companies to engage in a broad range of insurance activities. The Company is unable to predict whether any of this legislation will be adopted or its potential impact on the Company's operations.

                                  MANAGEMENT

Directors and Executive Officers

Name                       Age Position(/1/)
----                       --- -------------
George Gleason............  45 Chairman of the Board and Chief Executive Officer
James Patridge............  48 Vice Chairman and Director
Mark Ross.................  43 President and Director
Roger Collins.............  50 Director
Jerry Davis...............  59 Director
C. E. Dougan..............  52 Director
Robert East...............  51 Director
Linda Gleason.............  45 Director
Porter Hillard............  67 Director
Henry Mariani.............  60 Director
R. L. Qualls..............  65 Director
Kennith Smith.............  68 Director
Danny Criner..............  44 President, Bank of the Ozarks, nwa
Paul Moore................  52 Chief Financial Officer
Margaret Oldner...........  47 Executive Vice President
Aubrey Avants.............  55 Executive Vice President, Bank of the Ozarks, wca
Susan Sisk Grobmyer.......  50 Executive Vice President, Bank of the Ozarks, wca
Darrel Russell............  45 Executive Vice President, Bank of the Ozarks, wca
Randy Oates...............  55 Senior Vice President

--------
(1) Unless otherwise indicated, the individual serves in the same position with both the Company and each of its bank subsidiaries.

  George Gleason, Chairman and Chief Executive Officer. Mr. Gleason has served the Company or one of its bank subsidiaries as Chairman, Chief Executive Officer and/or President since 1979. He holds a B.A. in Business and Economics from Hendrix College and a J.D. from the University of Arkansas.

  James Patridge, Vice Chairman since December 1997. From 1985 to 1997 Mr. Patridge served as Executive Vice President with NationsBank, N.A. (formerly Boatmen's Arkansas, Inc. and Worthen Banking Corporation). He has served as a director of the Company and its bank subsidiaries since December 1997. Mr. Patridge holds a B.S.B.A. from the University of Arkansas, an M.S. in Finance from Memphis State University and a J.D. from Oklahoma City University.

  Mark Ross, President. Mr. Ross has served as President since 1986 and in various capacities for one of the bank subsidiaries since 1980. He was elected as a director of the Company in 1992. Mr. Ross holds a B.A. in Business Administration from Hendrix College.

  Roger Collins, Director since July 1997. Mr. Collins is Executive Vice President, Chief Financial Officer and a director of Harp's Food Stores, Inc., a regional grocery chain headquartered in Springdale, Arkansas with 42 stores located in Arkansas, Oklahoma and Missouri. He holds a B.A. from Rice University and a M.B.A. from the University of Texas at Austin and is a C.P.A.

  Jerry Davis, Director since September 1998. Mr. Davis is Chairman, President and Chief Executive Officer for Affiliated Foods Southwest, Inc., a wholesale grocery operation located in Little Rock, Arkansas.

  C. E. Dougan, Director since July 1997. Mr. Dougan is co-owner of Mooney-Dougan, Inc., which is engaged in residential real estate development, construction and investments. Prior to 1997 he served 12 years as President and Chief Executive Officer of Mercantile Bank of Crawford County (formerly Peoples Bank & Trust Company of Van Buren and First National Bank of Crawford County). Mr. Dougan has also served as a director of one of the bank subsidiaries since February 1997.

  Robert East, Director since July 1997. Mr. East is Chairman and President of Robert East Company, an investment company, Chairman and Chief Executive Officer of East-Harding, Inc., a general contracting firm, and Partner and Treasurer of AMO Electrical Company, a distributor of electrical supplies. He is also a partner or owner of numerous real estate projects and other investments. Mr. East holds a B.A. in Finance and Administration from the University of Arkansas.

  Linda Gleason, Director since 1987. From 1992 to 1996 Ms. Gleason served as the Company's Deputy Chief Executive Officer and Assistant Secretary. She has attended Arkansas State University and the University of Arkansas at Little Rock.

  Porter Hillard, Director since July 1997. Mr. Hillard is a retired owner and operator of various agricultural businesses since 1957. He has owned, operated or managed various purebred and commercial cattle operations, a turkey hatchery, feed mills, turkey grow-out operations and other businesses. Mr. Hillard has also served as a director of one of the bank subsidiaries since 1967. He holds a B.S. in Agriculture from the University of Arkansas.

  Henry Mariani, Director since July 1997. Mr. Mariani is Chairman and Chief Executive Officer of Nite Lite Company, a manufacturing, wholesale and retail mail order operation which specializes in hunting equipment and supplies. Mr. Mariani holds a B.S. in Finance from Penn State University and is a C.P.A.

  R. L. Qualls, Director since July 1997. Dr. Qualls is Vice Chairman of Baldor Electric Company, a marketer, designer and manufacturer of electric motors based in Fort Smith, Arkansas. From 1993 to 1998 he served as Chief Executive Officer of Baldor. Dr. Qualls holds a B.A. and M.S. in Economics from Mississippi State University and completed his doctoral work at Louisiana State University.

  Kennith Smith, Director since July 1997. Mr. Smith is retired and previously served as the owner and operator of Smith Cattle Farm from 1984 until his retirement in 1993. Prior to that time he was the co-owner of Mulberry Lumber Company. Mr. Smith has also served as a director of one of the bank subsidiaries since 1977.

  Danny Criner, President of Bank of the Ozarks, nwa since 1990. Mr. Criner received a B.S.B.A. in Banking and Finance from the University of Arkansas.

  Paul Moore, Chief Financial Officer since 1995. From December 1989 to 1995 Mr. Moore served as secretary, secretary/treasurer or director of eight privately held companies under common ownership of Frank Lyon Jr. and family. Such companies engaged in diverse activities ranging from real estate to agricultural to banking. He is a C.P.A. and received a B.S.B.A. in Banking, Finance and Accounting from the University of Arkansas.

  Margaret Oldner, Executive Vice President since October 1997. From January 1991 to March 1997 Ms. Oldner was Senior Vice President and Chief Financial Officer for Mercantile Bank of Arkansas (formerly Twin City Bank) in North Little Rock. She is a C.P.A. and received a B.S. in Business Administration from California State University at Fullerton.

  Aubrey Avants, Executive Vice President, Trust of Bank of the Ozarks, wca since June 1998. From 1993 to 1998 Mr. Avants served as Senior Vice President, Trust Manager for First Bank of Arkansas, Jonesboro, Arkansas, and Senior Vice President, Trust for First Commercial Bank, Memphis, Tennessee. Mr. Avants received an MBA from the University of Tennessee and his undergraduate degree in Finance from the University of Arkansas.

  Susan Sisk Grobmyer, Executive Vice President of Bank of the Ozarks, wca since May 1997. Ms. Grobmyer joined Bank of the Ozarks, wca in March 1997 as Senior Vice President. She previously served as a Senior Vice President of Commercial Loans for Pulaski Bank from 1995 to 1997 and Twin City Bank (now Mercantile Bank of Arkansas) from 1978 to 1995. Ms. Grobmyer attended the University of Arkansas at Monticello.

  Darrel Russell, Executive Vice President of Bank of the Ozarks, wca since May 1997. From 1992 to 1997 Mr. Russell served as Senior Vice President of Bank of the Ozarks, wca. He received a B.S.B.A. in Banking and Finance from the University of Arkansas.

  Randy Oates, Senior Vice President, Marketing since 1996. From 1992 to 1996 he served as Marketing Director for Commercial National Bank, Shreveport, Louisiana. He received a B.S.B.A. in Marketing from the University of Arkansas.

  Linda Gleason is the wife of George Gleason. Except for the foregoing, no family relationships exist among any of the above named persons.

Board of Directors

  The Company's Board of Directors is comprised of one class of directors, elected annually. Each director serves a term of one year or until his or her successor is duly elected or qualified. The number of directors is currently set at 12, and the Board of Directors has the power to fix or change the number of directors by resolution and without any further action of the stockholders in accordance with the Company's bylaws. The Company's Amended and Restated Articles of Incorporation contain a provision that allows the Board of Directors, by resolution and without any further action by the stockholders, to classify or stagger the board into two or three groups, as equal in number as possible, with the terms of office of each group of directors expiring one, two or three years after their election to the Board, as applicable. All directors serve on the board of directors of the Company and each bank subsidiary.

Committees of the Board of Directors

  During 1998 the Board of Directors met on 12 occasions. Each member of the Board, other than Mr. Davis who was appointed by the Board on September 15, 1998, was elected by stockholders at the 1998 annual meeting. In 1998 each Director attended at least 75% or more of the total of meetings of the Board and committees of the Board during the period in which he or she served. The Company presently does not have a standing nominating committee, and the Board of Directors nominates persons for director. The Board will consider suggestions by stockholders for names of nominees to the Board of Directors for the 2000 Annual Meeting, provided that such suggestions are made in writing and delivered to the Secretary of the Company on or before December 1, 1999. The following is a brief description of the functions of the Company's committees.

  Audit Committee. The Audit Committee met 11 times in 1998. The Audit Committee makes recommendations concerning the engagement of the Company's independent auditors, reviews the terms of their engagement, reviews the auditors' report and all related reports and matters, coordinates appropriate action in response thereto and reviews the adequacy of the Company's internal controls. The Audit Committee also receives and reviews the monthly reports and presentations of the loan review and compliance officers and the internal auditor, provides general oversight and direction for their work, and coordinates corrective action as appropriate. Roger Collins, as Chairman, Robert East and Porter Hillard served on the Audit Committee during 1998 and will continue to serve on such committee in 1999. None of these individuals was employed during or prior to 1998 as officers or employees of the Company or its subsidiaries.

  Compensation and Personnel Committee. The Compensation and Personnel Committee met eight times in 1998. The Compensation and Personnel Committee considers, approves and reviews all salaries and bonuses for officers and employees, recommends to the Board of Directors the election of officers, reviews additions and terminations of personnel, oversees administration of the employee benefit plans and programs, including the Company's stock option plans, and oversees staff training and educational programs. Henry Mariani, as Chairman, Porter Hillard, and Kennith Smith served on the Compensation and Personnel Committee during 1998 and will continue to serve on such committee in 1999. None of these individuals was employed during or prior to 1998 as officers or employees of the Company or its subsidiaries.

  Trust Committee. The Trust Committee met 11 times in 1998. The operation of the bank's trust department and the administration of its trust accounts are overseen by the Trust Committee. R. L. Qualls, as Chairman, Kennith Smith and Linda Gleason served on the Trust Committee during 1998 and will continue to serve on such committee in 1999.

  Loan Committees. The Loan Committees met 31 times in 1998. Loan Committees have been established for each of the three geographic divisions of the Company and consist of both board members and executive officers. Such Loan Committees have responsibility for reviewing and approving all loans and aggregate loan relationships in excess of $1,000,000 and for administering all other aspects of the lending function within each division. The following persons served on the Company's Loan Committees during 1998 and will continue to serve on such committees in 1999:

   Western                          Central                    Northern
   -------                          -------                    --------
   C. E. Dougan, Chairman    Robert East, Chairman     James Patridge, Chairman
   George Gleason            George Gleason            Danny Criner
   Porter Hillard            Linda Gleason             George Gleason
   James Patridge            Henry Mariani             George Landrum
   R. L. Qualls              James Patridge            Louis Melton
                                                       Joe Willis
                                                       Bill Witty

  Directors Loan Review Committee. On February 17, 1998 the Board established the Directors Loan Review Committee to increase the Board's oversight of the Company's lending activities. The Loan Review Committee met nine times in 1998. The Loan Review Committee, among other things, reviews reports of new loans, loan commitments over $100,000, loan loss activity, past due and problem loans, asset quality and other matters as appropriate. James Patridge, as Chairman, C. E. Dougan, Henry Mariani, Jerry Davis and George Gleason served on this committee during 1998 and will continue to serve on this committee in 1999.

  ALCO and Investment Committee. The ALCO and Investment Committee met eight times in 1998. Management of the asset/liability (interest rate risk) position, liquidity and investment portfolio is overseen by the ALCO and Investment Committee. Paul Moore, as Chairman, Mark Ross, Danny Criner, Randy Oates and Dan Rolett served on the ALCO and Investment Committee during 1998 and together with George Gleason will serve on this committee in 1999.

Director Compensation

  Non-employee directors are paid a monthly retainer fee of $500 and a fee of $500 for attending each regular and special board meeting. In addition, nonemployee directors are paid a fee of $100 for attendance at each meeting of a committee of the Board of Directors. Additionally, under the Company's Non-Employee Director Stock Option Plan, each non-employee director is automatically granted, on the date a director's term of office commences, and each year thereafter on the day following the annual meeting of stockholders as long as such director's term as a director is continuing for the ensuing year, an option to acquire 1,000 shares of common stock at an exercise price equal to the fair market value of the common stock on the date of grant. Effective April 22, 1998 the Company granted options to its eight non-employee directors to purchase 1,000 shares each of common stock at an exercise price of $34.13 per share. An additional non-employee director joined the Board and was awarded an option for 1,000 shares at an exercise price of $22.31 on September 15, 1998. All options granted to non-employee directors become exercisable upon grant. The Company's officers are not compensated for their service as directors.

Limitations on Director and Officer Liability

  Article Tenth of the Company's Amended and Restated Articles of
Incorporation provides that the Company shall, to the full extent permitted by
Section 4-27-850 of the Arkansas Business Corporation Act, indemnify all persons whom it may indemnify pursuant thereto.

  Article Ninth of the Company's Amended and Restated Articles of Incorporation provides that the Company's directors will not be personally liable to the Company or any of its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the director's duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 4-27-833 of the Arkansas Business Corporation Act, as the same exists or hereafter may be amended, (d) for any transactions from which the director derived an improper personal benefit, or (e) for any act, omission, transaction, or breach of a director's duty creating any third party liability to any person or entity other than the Company or stockholder.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Executive Compensation

  The following table shows for the years indicated all cash and certain other compensation paid or to be paid by the Company to the Chief Executive Officer and its other executive officers whose aggregate salary and bonus exceeded $100,000.

                          Summary Compensation Table

                                                        Long-Term
                              Annual Compensation     Compensation
                              ------------------- ---------------------
Name & Principal                                  Securities Underlying     All Other
Position                 Year  Salary     Bonus        Options(#)       Compensation(/1/)
----------------         ---- ------------------- --------------------- -----------------
George Gleason(/2/)..... 1998 $ 278,958 $     --         18,500(/3/)         $4,870
 Chairman and Chief      1997   372,556    45,297        12,200(/3/)          5,899
 Executive Officer       1996   405,900   200,000           --                4,636

James Patridge(/4/)..... 1998 $ 115,000 $     --         14,500(/3/)         $2,479
 Vice Chairman

Mark Ross............... 1998 $ 115,000 $     --          4,500(/3/)         $2,309
 President               1997    97,847    19,569         4,200(/3/)          3,526
                         1996    92,782    22,042           --                4,047

Jean Arehart(/5/)....... 1998 $  75,000 $ 106,493           --               $1,405
 Executive Vice          1997    73,274    55,988         3,600(/3/)          2,177
  President--
 Bank of the Ozarks, wca 1996    37,917     2,275           --                  --

--------
(1) Represents employer matching contributions under the Company's 401(k) Plan for 1998.
(2) Mr. Gleason's salary and bonus is determined pursuant to a written employment contract. For a description of this agreement, see "-- Employment Agreement with Mr. Gleason."
(3) Represents option grants under the Company's Stock Option Plan for employees. See "--Option Grants in Last Fiscal Year."
(4) Mr. Patridge commenced employment with the Company on December 31, 1997.
(5) Ms. Arehart retired from the Company in April 1999.

Employment Agreement with Mr. Gleason

  Mr. Gleason's salary and bonus is determined pursuant to a written employment contract which became effective on July 17, 1997, was amended on September 16, 1997, and amended again on July 21, 1998. The agreement continues through December 31, 2000. The agreement, as amended, reduced Mr. Gleason's annual base salary effective July 21, 1998 to $225,000, subject to an annual cost of living adjustment and an annual bonus not to exceed 1% of the Company's net income for each fiscal year. This agreement is in addition to any other compensation that may be received by Mr. Gleason under employee benefit plans or reimbursement arrangements.

Stock Option Plan

  The Company's Board of Directors and stockholders adopted a Stock Option Plan in 1997. The purpose of the Stock Option Plan is to provide an additional incentive to executive officers and employees to put forth maximum efforts for the success of the Company's business and to serve the best interests of the stockholders. Under the Stock Option Plan, the Compensation and Personnel Committee or the full Board of Directors of the Company may grant executive officers and key employees options to purchase shares of common stock at prices not less than the fair market value of such shares on the date of grant. Additionally, the Compensation and Personnel Committee or the full Board of Directors will determine, among other things, the number of shares subject to option grants and the terms and conditions of such grants, including the dates upon which such options vest and become exercisable and provisions relating to termination of such options. This Stock Option Plan provides for the issuance of up to 285,000 shares of common stock, and options relating to 181,050 shares of common stock had been granted and remained outstanding under this plan at December 31, 1998. For information concerning grants of options under the Director Option Plan, see "--Director Compensation."

                      Options Grants in Last Fiscal Year

  The following table sets forth information with respect to the named executive officers concerning options granted in the last fiscal year and their potential realizable value:

                                                                                          Potential
                                                                                      Realizable Value
                                                                                      at Assumed Annual
                                                                                       Rates of Stock
                                                                                            Price
                                                                                      Appreciation for
                                         Individual Grants                            Option Term(/1/)
                         -------------------------------------------------            -----------------
                                                 % of Total
                               Number of       Options Granted Exercise or
                         Securities Underlying to Employees in Base Price  Expiration
Name                       Options  Granted    Fiscal Year(%)    ($/Sh)       Date       5%      10%
----                     --------------------- --------------- ----------- ---------- -------- --------
George Gleason..........        10,000               9.6%        $27.75      (/2/)    $133,035 $320,730
                                 8,500               8.2%         21.88     9/22/03     51,382  113,432
James Patridge..........        10,000               9.6%        $25.13      (/2/)    $120,416 $289,422
                                 4,500               4.3%         21.88     9/22/03     27,202   60,097
Mark Ross...............         4,500               4.3%        $21.88     9/22/03   $ 27,202 $ 60,097

--------
(1) As required by the SEC rules and regulations, potential realizable values are based on the assumption that the common stock price appreciates at the annual rates shown compounded annually from the date of the grant until the end of the option term and is not intended to forecast appreciation in stock price.
(2) Mr. Gleason's options expire in the amount of 8,500, 3,300, 3,300 and 3,400 shares on each of September 22, 2003 and July 21, 2005, 2006 and 2007, respectively; and Mr. Patridge's options expire in installments of 4,500, 3,300, 3,300 and 3,400 shares on each of September 22, 2003 and January 20, 2005, 2006 and 2007, respectively.

  The following table sets forth information with respect to the named executives concerning exercise of options during the last fiscal year and unexercised options held as of the end of the fiscal year.

  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
                                    Values

                                             Number of Securities      Value of Unexercised
                                            Underlying Unexercised    In-the-Money Options at
                                               Options at FY-End            FY-End(/1/)
                                           ------------------------- -------------------------
                          Shares
                         Acquired
                            on     Value
          Name           Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
          ----           -------- -------- ----------- ------------- ----------- -------------
George Gleason..........   --       --         --         30,700         --         $94,563
James Patridge..........   --       --         --         14,500         --           5,063
Mark Ross...............   --       --         --          8,700         --          34,463
Jean Arehart............   --       --         --          3,600         --          25,200

--------
(1) The dollar amounts shown represent the product of the number of shares purchasable upon exercise of the related options times the difference of the average of the high and low sales prices reported on December 31, 1998 ($23.00) and the purchase price per share payable upon such exercise applicable to each in-the-money option.

401(k) Plan

  The Company established the 401(k) Retirement Savings Plan in 1997. This plan is a qualified retirement plan with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code of 1986. The 401(k) Plan permits all employees of the Company to defer a portion of their eligible compensation on a pre-tax basis subject to certain maximum amounts. With the January 1999 approval by the Board of Directors to merge the ESOP with the 401(k) Plan, the Company's matching contributions will increase in 1999 up to a maximum of three percent of the participant's salary per year. Additionally, in order to encourage employees to invest in the common stock the Company has amended the 401(k) Plan to include a Company common stock fund as one of its investment alternatives.

                             CERTAIN TRANSACTIONS

  Each of the Company's bank subsidiaries has had, in the ordinary course of business, banking transactions with certain of its officers and directors and with certain officers and directors of the Company. All loan transactions with officers and directors of the Company, its bank subsidiaries, and their related and affiliated parties, have been in the ordinary course of business, on substantially the same terms, including interest rates and collateral as those prevailing for comparable transactions with other loan customers of the Company, and have not included more than the normal risk of collectibility associated with the Company's other banking transactions or other unfavorable features.

  The Company has entered into contracts with East-Harding, Inc., of which Robert East is co-owner, Chairman and Chief Executive Officer, for the construction of the Company's facilities in Little Rock, Fort Smith and Harrison, Arkansas. In 1998 the Company paid East-Harding, Inc. approximately $7.4 million pursuant to these contracts.

       SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock as of February 15, 1999, for (1) each person who is known by the Company to beneficially own more than 5.0% of the outstanding shares of common stock, (2) each director, (3) each executive officer named in the Summary Compensation Table and (4) all of the current directors and executive officers of the Company as a group. This table is based upon information supplied by officers, directors and principal stockholders and a review of information on file with the SEC.

                Name                       Shares Owned(/1/) Percentage of Class
                ----                       ----------------- -------------------
George Gleason(/2/)......................      1,273,602            33.7
401(k) Plan..............................        260,300             6.9
James Patridge...........................          2,023               *
Mark Ross(/3/)...........................        114,219             3.0
Linda Gleason(/4/,/5/)...................         39,852             1.1
Roger Collins(/4/,/6/)...................          3,750               *
Jerry Davis(/7/).........................          6,000               *
C. E. Dougan(/4/)........................          2,830               *
Robert East(/4/,/8/).....................         10,900               *
Porter Hillard(/4/)......................          2,000               *
Henry Mariani(/4/).......................         21,000               *
R. L. Qualls(/4/)........................          2,000               *
Kennith Smith(/4/,/9/)...................         37,315               *
Jean Arehart.............................          5,744               *
All directors and executive officers as a
 group
 (20 persons)............................      1,541,900            40.8

--------
*  Less than one percent.

(1) Includes beneficial ownership of shares with respect to which voting or investment power may be deemed to be directly or indirectly controlled. Accordingly, the shares in the foregoing table include shares owned directly, shares held in such person's accounts under the 401(k) Plan, shares underlying presently exercisable options granted pursuant to the Company's stock option plans, shares owned by certain of the individual's family members and shares held by the individual as a trustee or other similar capacity, unless otherwise described below.
(2) The amount includes (a) 210,700 shares owned of record by a trust of which Mr. Gleason is sole trustee and has a 25% life income interest, (b) 28,000 shares owned of record by a charitable trust for which Mr. Gleason is a co-trustee with Ms. Gleason, (c) 11,852 shares owned directly by Ms. Gleason, and (d) 400 shares owned by the minor children of Mr. Gleason.
(3) Includes (a) 36,300 shares owned of record by a trust for the benefit of Mr. Ross and his children and for which Mr. Ross maintains a life interest only and (b) 25,000 shares owned by Mr. Ross' spouse.
(4) Includes exercisable options for 2,000 shares granted under the Company's Non-Employee Director Stock Option Plan.
(5) Includes 28,000 shares owned of record by a charitable trust for which Ms. Gleason is a co-trustee with Mr. Gleason.
(6) Includes 500 shares held by spouse.
(7) Includes exercisable options for 1,000 shares granted under the Company's Non-Employee Director Stock Option Plan.
(8) Includes 600 shares held by children of Mr. East.
(9) Includes 692 shares held by spouse.

                    DESCRIPTION OF THE PREFERRED SECURITIES

Definitions of Material Agreements

  For purposes of this prospectus:

  . the "Indenture" means the Subordinated Indenture, dated as of June 18, 1999, as amended and supplemented from time to time, between the Company and FMB Trust Company, National Association, as the indenture trustee, under which the subordinated debentures will be issued,

  . the "Trust Agreement" means the Amended and Restated Trust Agreement, under which the preferred securities and the common securities will be issued, dated as of June 18, 1999, as amended and supplemented from time to time, among the Company, as Depositor, First Omni Bank, National Association, as the Delaware trustee, FMB Trust Company, National Association, as property trustee, and the administrative trustees named therein,

  . the "Guarantee" means the Guarantee Agreement relating to the guarantee of the Company, between the Company (the "Guarantor") and FMB Trust Company, National Association, as the guarantee trustee, on behalf of the holders of the preferred securities, and

  . the "Expense Agreement" means the Agreement as to expenses and liabilities between the Company and the Trust.

  The preferred securities and the common securities will be issued pursuant to the terms of the Trust Agreement, which is qualified as an indenture under the Trust Indenture Act of 1939 (the "Trust Indenture Act"). This summary is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Trust Agreement, including the definitions portion of the Trust Agreement, and the Trust Indenture Act. The form of each of the agreements referenced above has been filed as an exhibit to the registration statement, which is on file with the SEC. This prospectus is a part of the registration statement. See "Where You Can Find More Information."

General

  The administrative trustees on behalf of the Trust will issue the preferred securities and the common securities (collectively, the "trust securities"). The Company will own 100% of the common securities and you may purchase the preferred securities. The preferred securities will represent undivided preferred beneficial interests in the assets of the Trust and each holder will be entitled to a preference in respect of certain distributions by the Trust and amounts payable on redemption or liquidation of the Trust. Otherwise, the preferred securities will generally rank the same as the common securities.

  The preferred securities, as well as the subordinated debentures, are scheduled to mature on June 18, 2029.

  The property trustee will hold the subordinated debentures which have been issued in trust for the benefit of the holders of trust securities. The guarantee will be subordinated to most of the Company's other obligations and liabilities. The guarantee will not provide for the payment of distributions (as described below) or amounts payable on redemption of the preferred securities if the Trust does not have funds available to make such payments. See "Description of Guarantee."

  If the Company does not make required payments on the subordinated debentures held by the Trust, taking into account the Company's right to defer such payments for up to 20 consecutive quarters, the Trust will be unable to pay any distributions to you. In such event, you may make a claim directly against the Company to enforce payment of the amounts due to you. See "Description of the Subordinated Debentures--Enforcement of Certain Rights by Holders of Preferred Securities."

Distributions

  Distributions on the preferred securities will be fixed at an annual rate of 9.0% of the liquidation amount of $10 per preferred security. Unpaid distributions that are past due will accumulate additional interest at an annual rate of 9.0% of the unpaid distributions, compounded quarterly. The term "distribution" includes any additional amounts payable in respect of distributions unless otherwise stated.

  Distributions on the preferred securities:

  .  will be cumulative;

  . will accumulate from June 18, 1999, the date of initial issuance of the preferred securities; and

  . will be payable quarterly in arrears on March 31, June 30, September 30, and December 31 in each year, commencing September 30, 1999.

  The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which a distribution is payable is not a Business Day, the payment of that distribution will generally be made on the next Business Day (and without any additional interest). "Business Day" means any day other than a Saturday or a Sunday, or a day on which banking institutions in the State of Delaware are authorized or required by law or executive order to remain closed or a day on which the Corporate Trust Office of the property trustee or the indenture trustee is closed for business.

  The Company may defer the payment to the Trust of interest on the subordinated debentures at any time for one or more extension periods (each an "Extension Period"). However, the Company may not defer any payments if it is in default under the Indenture. No Extension Period may extend beyond the maturity date of the subordinated debentures. If the Company elects to defer the payment of interest, then quarterly distributions on the preferred securities will be deferred by the Trust during the Extension Period. The distributions will continue to accumulate, with additional interest, generally at an annual rate of 9.0% compounded quarterly, during the Extension Period.

  During any Extension Period the Company may not:

  . declare or pay any dividends, make any distribution, or redeem, purchase, acquire or make a liquidation payment on any of its common stock; and

  . make any payment of interest, principal or premium on or repay, repurchase or redeem any debt securities issued by it (or the Trust) that rank equal or junior to the subordinated debentures (of which there are none at the time of this printing), or make any payments on any guarantee by the Company of any of its subsidiaries if such guarantee ranks equal or junior to the subordinated debenture.

  The Extension Period restrictions do not apply to:

  . repurchases, redemptions or other acquisitions of shares of the Company's common stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers or directors, or a dividend reinvestment or shareholder stock purchase plan;

  . any declaration of a dividend in connection with any shareholders' rights plan, or the issuance of rights, stock or other property under any shareholders' rights plan, or the redemption or repurchase of rights pursuant to the plan;

  .  dividends or distributions in shares of common stock; or

  .  payments under the guarantee.

  When all accumulated amounts due to you are paid during an Extension Period, the Extension Period will terminate. However, the Company may begin another Extension Period under the same terms outlined above.

There is no limit on the number of times the Company can elect to begin an Extension Period. In no way may any single Extension Period extend beyond 20 consecutive calendar quarters.

  The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the subordinated debentures.

Redemption

  If the Company repays or redeems some or all of the subordinated debentures, whether at maturity or upon earlier redemption, the property trustee will apply the proceeds from the repayment or redemption to redeem the same proportionate amount of preferred securities and common securities. The Company will make this redemption not less than 30 nor more than 60 days after the notice of a date of redemption (the "Redemption Date"), at the Redemption Price (as defined below). See "Description of the Subordinated Debentures-- Redemption."

  If less than all the subordinated debentures are to be repaid or redeemed, then the aggregate liquidation amount of preferred and common securities to be redeemed will be allocated approximately 3% to the common securities and 97% to the preferred securities, except in the case of an event of default under the Indenture. See "--Subordination of Common Securities."

  The Company will have the right, subject to Federal Reserve approval, if then required, to redeem the subordinated debentures:

  . at any time on or after June 18, 2004 in whole or in part from time to time; or

  . prior to June 18, 2004 in whole, but not in part, at any time within 90 days following the occurrence and continuation of a Tax Event, an Investment Company Event or a Capital Treatment Event, each as defined below. See "Description of the Subordinated Debentures--Optional Redemption."

Selected Definitions

  "Additional Sums" means the additional payments the Company is required by the Indenture to make under the subordinated debentures to cover certain charges imposed upon the Trust so that the funds available to the Trust for payment of distributions will not be reduced. An example of the Additional Sums could be any additional taxes, duties and other governmental charges that the Trust may incur.

  "Capital Treatment Event" means that, in the reasonable determination of the Company, as a result of:

  . any amendment to, or change, including any proposed change, in applicable laws or regulations or official interpretations thereof or policies with respect thereto; or

  . any official or administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment, change, pronouncement or decision is announced or is effective after the date of this prospectus, there is more than an insubstantial risk that the preferred securities will not then constitute Tier 1 capital of the Company for purposes of the capital adequacy guidelines of federal banking regulators (subject to the limitation imposed by the Federal Reserve that proceeds of the preferred securities will qualify for Tier 1 capital up to an amount not in excess of 25% of the Company's total core capital elements).

  "Investment Company Event" means that the Company or the Trust has received an opinion of counsel, who may be an employee of or counsel to the Company, experienced in such matters that, as a result of the occurrence of a change, including any announced prospective change, in law or regulation or a written change, including any announced prospective change, in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority on or after the date of this prospectus, there is more than an insubstantial risk that the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act").

  "Liquidation Amount" means the stated amount of $10 per trust security. The liquidation amount is the amount that you are entitled to receive if the Trust is terminated at or prior to the maturity date and its assets are distributed to the holders of its securities. You are entitled to receive this amount from the assets of the Trust for distribution, after it has paid liabilities owed to its creditors, if the Trust has sufficient funds to pay this amount.

  "Redemption Price" means, with respect to any trust security, the liquidation amount of such trust security, plus accumulated and unpaid distributions to the Redemption Date, allocated on a pro rata basis (based on liquidation amounts) among the holders of trust securities.

  "Tax Event" means that the Company and the regular trustees, or, if the Trust has been terminated at the time, an appropriate representative of the holders of the subordinated debentures, have received an opinion of counsel experienced in such matters, who may be an employee of or counsel to the Company, to the effect that, as a result of:

  . any amendment to, or change, including any announced prospective change, in the laws, or any regulations under the laws, of the United States or any political subdivision or taxing authority affecting taxation;

  . any judicial decision or official administrative pronouncement, including any announced prospective change;

  which amendment or change is effective, or which pronouncement or decision is announced, in each case, on or after the date of this prospectus, there is more than an insubstantial risk that:

  . the Trust is, or will be within 90 days of the date of the opinion of counsel, subject to United States federal income tax with respect to income accrued or received on the subordinated debentures;

  . the Trust is, or will be within 90 days of the date of the opinion of counsel, subject to more than a de minimis amount of taxes, duties or other governmental charges; or

  . interest payable to the Trust on the subordinated debentures is not, or within 90 days of the date of the opinion of counsel will not be, deductible, in whole or in part, by the Company for United States federal income tax purposes.

  If any event described in the first two clauses of the definition of "Tax Event" above has occurred and is continuing and the Trust is the holder of all of the subordinated debentures, the Company will pay Additional Sums, if any, on the subordinated debentures (other than Additional Amounts with respect to withholding taxes).

Distribution of Subordinated Debentures

  The Company may at any time elect to dissolve the Trust and, after it has paid all of the liabilities of creditors of the Trust as provided by applicable law, cause the subordinated debentures to be distributed to you. However, the Company may only dissolve the Trust if it has received prior approval of the Federal Reserve, if such approval is then required. If the Company dissolves the Trust and distributes the subordinated debentures to you:

  .  the preferred securities will no longer be outstanding;

  . the Depositary or its nominee, as the record holder of the preferred securities, will, upon the distribution of the subordinated debentures, receive a registered global certificate or certificates representing the subordinated debentures; and

  . any certificates representing preferred securities not held by the Depositary or its nominee will be deemed to represent the subordinated debentures having a principal amount equal to the liquidation amount of the preferred securities, accruing interest at the rates provided in the subordinated debentures from the last Distribution Date that occurred for the preferred securities until such certificates are surrendered.

  If the subordinated debentures are distributed, the Company will use its best efforts to list them on the Nasdaq National Market in place of the preferred securities.

  Until a holder of any such preferred securities certificates surrenders them to the administrative trustees or their agent for replacement by certificates representing an equal amount of subordinated debentures, no payments of principal or interest will be made to such holder with respect to such subordinated debentures.

Redemption Procedures

  The Trust may not redeem fewer than all of the outstanding preferred securities unless it has paid all accumulated and unpaid distributions on all preferred securities for all quarterly distribution periods terminating on or prior to the date of redemption. The Trust will only redeem the preferred securities if the Company has redeemed the subordinated debentures. The Trust may redeem preferred securities only in an amount equal to the funds it has on hand and legally available to pay the Redemption Price. See "--Subordination of Common Securities" and "Description of Guarantee."

  Unless there is a payment default, additional interest will stop accruing on those preferred securities called for redemption on the date they are called for redemption.

  The property trustee will give you notice of the redemption at least 30 but not more than 60 days before the date fixed for redemption. If notice of redemption is given, then, by 12:00 noon, New York City time, on the date of redemption, if the funds are available for payment, the property trustee will, for preferred securities held in book-entry form:

  . deposit with The Depository Trust Company ("DTC") funds sufficient to pay the Redemption Price; and

  . give DTC irrevocable instructions and authority to pay the Redemption Price to the holders of the preferred securities.

  With respect to preferred securities not held in book-entry form, if funds are available for payment, the property trustee will:

  . deposit with the paying agent for the preferred securities funds sufficient to pay the Redemption Price; and

  . give such paying agent irrevocable instructions and authority to pay the Redemption Price to the holders of preferred securities upon surrender of their certificates evidencing the preferred securities.

  Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any preferred securities called for redemption will be payable to the holders on the relevant record dates.

  Once notice of redemption is given and funds are deposited as required, then all rights of the holders of preferred securities called for redemption will cease, except the right to receive the Redemption Price, but without interest after the date of redemption. At that time, those preferred securities will cease to be outstanding.

  Payment of the Redemption Price on the preferred securities and any distribution of subordinated debentures to holders of preferred securities will be made to the applicable record holders on the relevant record date, which date will be one Business Day prior to the relevant redemption date or liquidation date, as applicable; provided, however, that in the event that any preferred securities are not in book-entry form, the relevant record date for such preferred securities will be a date at least 15 days prior to the redemption date or liquidation date, as applicable. In the case of a liquidation, the record date will be no more than 45 days before the liquidation date.

  If any date fixed for redemption is not a Business Day, then payment of the Redemption Price will be made on the next day that is a Business Day, without any interest or other payment for the delay. If the next Business Day falls in the next calendar year, the payment will instead be made on the immediately preceding Business Day.

  If payment of the Redemption Price for the preferred securities called for redemption is improperly withheld or refused and not paid, either by the Trust or by the Company under the guarantee, then distributions on those preferred securities will continue to accumulate at the then applicable rate, from the date of redemption to the date of actual payment. In this case, the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price.

  The Company or its affiliates may at any time and from time to time purchase outstanding preferred securities, by tender, in the open market or by private agreement, and may resell preferred securities.

  If the Trust plans to redeem less than all the preferred securities and common securities, then the aggregate liquidation amount of preferred and common securities to be redeemed will be allocated approximately 3% to the common securities and 97% to the preferred securities, except if an Event of Default has occurred. In such case, holders of preferred securities will be paid first. See "--Subordination of the Common Securities" immediately below for a more complete discussion. The property trustee will select the particular preferred securities to be redeemed on this pro rata basis not more than 60 days before the date of redemption by any method the property trustee deems fair and appropriate, or if the preferred securities are then held in book-entry form, in accordance with DTC's customary procedures.

Subordination of Common Securities

  Payment of distributions on, and the Redemption Price of, the preferred securities and common securities will be made on a proportionate basis, based on the aggregate Liquidation Amounts of the preferred securities and common securities. However, if a Debenture Event of Default has occurred and is continuing, then no payment of any distribution will be made on any of the common securities, unless all unpaid amounts due on the preferred securities shall have been paid in full or provided for, as appropriate.

  In the case of any Event of Default under the Trust Agreement resulting from a Debenture Event of Default, the Company as the holder of the common securities will be deemed to have waived any right to act upon the Event of Default under the Trust Agreement until the effects of all Events of Default under the Trust Agreement regarding the preferred securities have been cured, waived or otherwise eliminated. Until that time, the property trustee shall act solely on behalf of the holders of the preferred securities.

Liquidation Distribution upon Dissolution

  The Company will have the right at any time to dissolve the Trust, and after paying all the expenses and liabilities of the Trust, distribute the subordinated debentures to you. However, the Company may only dissolve the Trust if we have received prior approval of the Federal Reserve, if such approval is then required. See "--Distribution of Subordinated Debentures" above.

  In addition, the Trust Agreement states that the Trust will dissolve:

  . on the expiration of the term of the Trust, which currently expires on June 18, 2029;

  .  upon the bankruptcy of the Company;

  . upon the filing of a certificate of dissolution or its equivalent of the Company;

  . upon our delivery of a written direction to the property trustee to dissolve the Trust, which we may do in our discretion; or

  .  upon entry of a court order for the dissolution of the Trust.

  In the event of a dissolution, after the Trust pays all amounts owed to its creditors, the holders of the preferred securities and common securities issued by the Trust will be entitled to receive:

  . cash, if the dissolution arises from redemption of the subordinated debentures, equal to the aggregate Liquidation Amount of each preferred security and common security specified in this prospectus, plus accumulated and unpaid distributions to the date of payment; or

  . subordinated debentures, if the dissolution does not arise from redemption of the subordinated debentures, in an aggregate principal amount equal to the aggregate liquidation amount of the preferred securities and common securities of the holders to whom such subordinated debentures are distributed.

  If the Trust cannot pay the full amount due on its preferred securities and common securities because insufficient assets are available for payment, then the amounts payable by the Trust on its preferred securities and common securities shall be paid pro rata. However, if a Debenture Event of Default has occurred, the total amounts due on such preferred securities will be paid before any distribution on such common securities.

  Under current United States federal income tax law and interpretations and assuming, as expected, the Trust is treated as a grantor trust, a distribution of the subordinated debentures should not be a taxable event to you. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to you. See "United States Federal Income Tax Consequences."

  If the Company elects to liquidate the Trust and cause the subordinated debentures to be distributed to you in liquidation of the Trust, the Company will continue to have the right to shorten the maturity of the subordinated debentures, subject to certain conditions. See "Description of the Subordinated Debentures--Option to Accelerate Maturity."

Events of Default; Notice

  The following events constitute an Event of Default (an "Event of Default") under the terms of the Trust Agreement with respect to the preferred securities and common securities:

  . the occurrence of a Debenture Event of Default under the Indenture (see "Description of Subordinated Debentures--Debenture Events of Default"); or

  . default by the Trust in the payment of any distribution when it becomes due and payable (other than during an Extension Period), and continuation of such default for a period of 30 days; or

  . default by the Trust in the payment of any Redemption Price of any trust security when it becomes due and payable.

  The property trustee must give notice of any uncured or unwaived Event of Default to you, to the Company and to the administrative trustees. This notice must be given within five Business Days after the property trustee actually knows of the Event of Default. The Company and the administrative trustees are required to file annual certificates with the property trustee declaring whether it and they are in compliance with all the conditions and covenants applicable to it and them under the Trust Agreement.

  If a Debenture Event of Default has occurred and is continuing, the preferred securities will have a preference over the common securities upon dissolution of the Trust as described above. See "--Liquidation Distribution upon Dissolution." Upon a Debenture Event of Default, unless the principal of all the subordinated debentures has already become due and payable, either the property trustee or the holders of not less than 25% in aggregate principal amount of the subordinated debentures then outstanding may declare all of the subordinated debentures to be due and payable immediately by giving the Company written notice of that fact (and to the property trustee, if notice is given by holders of the subordinated debentures). If the property trustee or the holders of the subordinated debentures fail to declare the principal of all of the subordinated debentures due and payable upon a Debenture Event of Default, the holders of at least 25% in liquidation amount of the preferred securities then outstanding will have the right to declare the subordinated debentures immediately due and payable. In either event, payment of principal and interest on the subordinated debentures will remain subordinated to the extent provided in the Indenture. In addition, holders of the preferred securities have the right in certain circumstances to bring a Direct Action (as defined below). See "Description of the Subordinated Debentures--Enforcement of Certain Rights by Holders of Preferred Securities."

Removal of Trustees

  As the holder of the common securities, the Company may at any time remove any trustee, unless a Debenture Event of Default has occurred and is continuing. If a Debenture Event of Default has occurred and is continuing, the property trustee and the Delaware trustee may be removed at such time by the holders of a majority in liquidation amount of the outstanding preferred securities. In no event will the holders of the preferred securities have the right to vote to appoint, remove or replace the administrative trustees. The Company as the holder of the common securities has the sole power to remove the administrative trustee. The resignation or removal of any trustee and the appointment of a successor trustee is effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

Co-Trustees and Separate Property Trustee

  Unless an Event of Default has occurred and is continuing, the Company and the administrative trustees have the right to appoint co-trustees or a separate property trustee. The Company may appoint these additional trustees in order to meet the requirements of the Trust Indenture Act or the state laws of any jurisdiction where property of the Trust may be located. Our appointment of any additional trustees will be subject to provisions of the Trust Agreement. In case a Debenture Event of Default has occurred and is continuing or if the Company and the administrative trustees refuse to join in the appointment of a property trustee pursuant to a request from the property trustee to do so, the property trustee alone will have power to make such appointment.

Merger or Consolidation of Trustees

  Any Person (as defined in the Trust Agreement) into which the property trustee, the Delaware trustee or any administrative trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such trustee will be a party, or any person succeeding to all or substantially all the corporate trust business of such trustee, shall be the successor of such trustee under the Trust Agreement, provided such corporation shall be otherwise qualified and eligible.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

  The Trust may, at the Company's request, with the consent of the administrative trustees and without your consent, consolidate, amalgamate, merge with or into or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to another trust organized under the laws of any state provided that:

  . such successor entity either (1) expressly assumes all of the obligations of the Trust with respect to the preferred securities or (2) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities (the "Successor Securities") so long as the Successor Securities rank the same as the preferred securities for distributions and payments upon liquidation, redemption and otherwise;

  . the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the property trustee as the holder of the subordinated debentures;

  . any such transaction does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any Successor Securities) in any material respect;

  .  such successor entity has a purpose identical to that of the Trust;


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  .  the Successor Securities will be listed or traded on any national securities exchange or other organization on which the preferred securities may then be listed;

  . prior to such a transaction, the Company has received an opinion of counsel experienced in such matters, who may be counsel for the Trust, to the effect that (1) such transaction does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any Successor Securities) in any material respect, and (2) following any such transaction, neither the Trust nor such successor entity will be required to register as an investment company under the Investment Company Act; and

  . the Company or any permitted successor or designee owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the guarantee.

  In addition, unless all of the holders of the preferred securities and common securities agree, the Trust may not consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if that transaction would cause the Trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of the Trust Agreement

  Except as provided below and under "Description of Guarantee--Amendments and Assignment" and as otherwise required by law and the Trust Agreement, the holders of the preferred securities will have no voting rights.

  The Trust Agreement may be amended from time to time by the Company, the property trustee and the administrative trustees, without the consent of the holders of trust securities, (1) to cure any ambiguity, correct or supplement any provisions in the Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement which shall not be inconsistent with the other provisions of the Trust Agreement, or (2) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as will be necessary to ensure that the Trust will be classified for United States federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the Trust will not be required to register as an "investment company" under the Investment Company Act.

  The Company and the trustees may amend the Trust Agreement (1) with the consent of holders representing not less than a majority of the aggregate liquidation amount of the outstanding trust securities, and (2) upon receipt by both the property and administrative trustees of an opinion of counsel to the effect that the amendment or the exercise of any power granted to trustees in accordance with the amendment will not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status as an "investment company" under the Investment Company Act.

  However, the Trust Agreement may not be amended without the consent of each holder of trust securities to (1) change the amount or timing of any distribution on trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of trust securities as of a specified date or (2) restrict the right of a holder of trust securities to institute suit for the enforcement of any such payment on or after such date.

  So long as any subordinated debentures are held by the property trustee, the trustees shall not (1) direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or execute any trust or power conferred on the property trustee with respect to the subordinated debentures, (2) waive any past default that is waivable under the Indenture, (3) exercise any right to rescind or annul a declaration that the principal of all the subordinated debentures shall be due and payable or (4) consent to any amendment, modification or termination of the Indenture or the subordinated debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate

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liquidation amount of all outstanding preferred securities or in some cases, the prior consent of each holder of the preferred securities.

  In addition to obtaining required approvals, prior to taking any of the foregoing actions, the trustees must also obtain an opinion of counsel experienced in such matters to the effect that the Trust will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

  The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities.

  The property trustee will notify each holder of the preferred securities of any notice of default with respect to the subordinated debentures.

  Any required approval of holders of the preferred securities may be given at a meeting of holders of preferred securities convened for such purpose or pursuant to written consent. The property trustee will cause a notice of any meeting at which holders of the preferred securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of the preferred securities in the manner set forth in the Trust Agreement.

  If the Company or any of its affiliates, or the trustees or any of their affiliates own any preferred securities, those preferred securities will not be treated as outstanding for purposes of the votes or consents described above.

Book-Entry Only Issuance--The Depository Trust Company

  DTC will act as securities depositary for the preferred securities. The Trust will issue one or more fully registered global preferred securities certificates in the name of Cede & Co. (DTC's nominee). These certificates will represent the total aggregate number of preferred securities. The Trust will deposit these certificates with DTC or a custodian appointed by DTC. The Trust will not issue certificates to represent the preferred securities, unless DTC's services are discontinued. For a description of DTC and the specific terms of the depositary arrangements, see "Book Entry Issuance."

Certificated Securities

  If the preferred securities do not remain in book-entry only form as described above, the following provisions would apply:

  . The property trustee will act as paying agent and may designate an additional or substitute paying agent at any time.

  . Registration of transfers of preferred securities will be effected without charge by or on behalf of the Trust, but the registration will require payment, with the giving of such indemnity as the Trust or the Company may require, for any tax or other governmental charges that may be imposed.

  . The Trust will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

Information Concerning the Property Trustee

  The property trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only those duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs.

  Subject to this provision, the property trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of preferred securities unless the property trustee is offered reasonable indemnity against the costs, expenses and liabilities that it might incur. If no Event of Default has

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occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of the preferred securities are entitled under the Trust Agreement to vote, then the property trustee shall take such action as is directed by the Company. If the Company does not direct any action, then the property trustee shall take such action as it deems advisable and in the best interests of the holders of trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

  The administrative trustees are authorized and directed to operate the Trust in such a way so that the Trust will not be:

  . required to register as an "investment company" under the Investment Company Act; or

  . characterized as other than a grantor trust for United States federal income tax purposes.

  The Company is authorized and directed to conduct its affairs so that the subordinated debentures will be treated as indebtedness for United States federal income tax purposes on the Company's books and accounts.

  The Company and the administrative trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Trust or the Company's articles of incorporation, that either the Company or the administrative trustees determine in either of their discretion to be necessary or desirable to achieve that end, as long as the action does not adversely affect the interests of the holders of the preferred securities.

  The Trust may not borrow money, issue debt or mortgage or pledge any of its assets.

                  DESCRIPTION OF THE SUBORDINATED DEBENTURES

  The subordinated debentures will be issued under the Subordinated Indenture, dated as of June 18, 1999 (the "Indenture"), between the Company and FMB Trust Company, National Association, as the indenture trustee. The following summary of the terms and provisions of the subordinated debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture. You should also read the Indenture for the complete terms of the subordinated debentures. The Indenture has been filed as an exhibit to the Registration Statement. This prospectus forms a part of the Registration Statement. The Indenture is also qualified in its entirety by reference to the Trust Indenture Act. The Indenture is qualified under the Trust Indenture Act. The Company believes that this section of the prospectus describes the material terms of the subordinated debentures and the Related Indenture.

  The Trust will invest the proceeds of the issuance of the preferred securities and common securities in the subordinated debentures that are issued by the Company. The subordinated debentures are subordinated, unsecured debt under the Indenture.

General

  The Company will issue the subordinated debentures as unsecured debt under the Indenture. The subordinated debentures will be limited in aggregate principal amount to the sum of the liquidation amount of the preferred securities and the amount of capital that the Company contributed to the Trust in exchange for the common securities.

  The subordinated debentures contain no sinking fund provisions. The entire principal amount of the subordinated debentures will become due and payable, together with any accrued and unpaid interest, including compound interest and additional sums, if any, on June 18, 2029.

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  If subordinated debentures are distributed to holders of preferred securities in liquidation of those holders' interests in the Trust, the subordinated debentures will initially be issued as a global security. As described in "Description of the Subordinated Debentures--Discontinuance of the Depositary's Services," under limited circumstances, subordinated debentures may be issued in certificated form in exchange for a global security. See "--Book-Entry and Settlement; Depositary" below. If subordinated debentures are issued in certificated form, the Company will issue them in denominations of $10, and integral multiples of $10, and they may be transferred or exchanged at the offices described below.

  The Company will make payments on subordinated debentures issued as a global security to DTC, a successor depositary or, if no depositary is used, to a paying agent for the subordinated debentures. If the Company issues subordinated debentures in certificated form, principal and interest will be payable, the transfer of the subordinated debentures will be registrable, and subordinated debentures will be exchangeable for subordinated debentures of other denominations of a like aggregate principal amount, at the Corporate Trust Office of the indenture trustee in Baltimore, Maryland. At the Company's option, however, it may pay interest by check mailed to the address of the persons entitled to the interest.

Interest

  The subordinated debentures will bear interest at an annual rate of 9.0% from the original date of issuance until the principal becomes due and payable. Interest is payable quarterly in arrears on March 31, June 30, September 30, and December 31, in each year, beginning September 30, 1999. Interest payments not paid when due will accrue interest, compounded quarterly, at the annual rate of 9.0%.

  The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months, and, for any period shorter than a quarter, on the basis of the actual number of days elapsed per 30-day month.

  The interest payment provisions for the subordinated debentures correspond to the distribution provisions for the preferred securities. See "Description of the Preferred Securities--Distributions."

Option to Extend Interest Payment Period

  As long as the Company is not in default on the payment of interest on the subordinated debentures, the Company has the right, at any time and from time to time, to defer payments of interest by extending the interest payment period for a period not exceeding 20 consecutive quarters (an "Extension Period"), but not beyond the maturity date of the subordinated debentures. At the end of any Extension Period, the Company will pay all interest then accrued and unpaid, together with interest on that amount, compounded quarterly, at the annual rate of 9.0%. After termination of any Extension Period and the payment of all amounts then due, the Company may begin a new Extension Period.

  During an Extension Period, interest will continue to accrue and holders of subordinated debentures will be required to accrue interest income for United States federal income tax purposes. See "United States Federal Income Tax Consequences."

  During any Extension Period:

  . the Company may not declare or pay any dividends on, make any distribution, or redeem, purchase, acquire or make a liquidation payment on any of its common stock; and

  . the Company may not make any payment of interest, principal or premium on or repay, repurchase or redeem any debt securities issued by it that rank equal or junior to the subordinated debentures, or make any payments on any guarantee by the Company of any of its subsidiaries if such guarantee ranks equal or junior to the subordinated debentures.


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  The Extension Period restrictions do not apply to:

  . repurchases, redemptions or other acquisitions of shares of the Company's capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers or directors, or a dividend reinvestment plan or shareholder stock purchase plan;

  . any declaration of a dividend in connection with any shareholders' rights plan, or the issuance of rights, stock or other property under any shareholders' rights plan, or the redemption or repurchase of rights pursuant to the plan;

  .  dividends or distributions in shares of common stock; or

  .  payments by the Company under the guarantee.

  The restrictions described above will also apply if the Company defaults on its obligations under the subordinated debentures or the guarantee.

  Before termination of any Extension Period, the Company may further extend the interest payment period. However, the Extension Period, including all previous and further extensions, may not exceed 20 consecutive quarters or extend beyond the maturity date of the subordinated debentures. After termination of any Extension Period and the payment of all amounts then due, the Company may begin a new Extension Period, for up to an additional 20 consecutive calendar quarters, as described above.

  If the property trustee is the sole holder of the subordinated debentures, the Company will give the administrative trustees, the indenture trustee and the property trustee notice of its selection of an Extension Period one business day before the earlier of:

  .  the next date distributions on the preferred securities are payable; or

  . the date the trustee is required to give notice of the record date to the Nasdaq National Market or other applicable self-regulatory organization, or to the holders of record of the preferred securities.

  The indenture trustee will give notice of the Company's selection of an Extension Period to the holders of the preferred securities. The Company may elect to begin an Extension Period an unlimited number of times.

  If the property trustee is not the sole holder of the subordinated debentures, the Company will give the holders of the subordinated debentures and the indenture trustee notice of its selection of an Extension Period one business day before the earlier of:

  .  the next interest payment date; or

  . the date upon which the Company is required to give notice of the record date to the Nasdaq National Market, or other applicable self-regulatory organization, or to holders of the subordinated debentures of the record or payment date of the related interest payment.

  The Company has no present intention of exercising its right to defer payments of interest by extending the interest payment period on the subordinated debentures.

Additional Sums

  If the Trust is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, the Company will pay as additional amounts on the subordinated debentures the amounts (i.e., the "Additional Sums") required to be paid so that the distributions paid by the Trust shall not be reduced as a result of such charges.


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Redemption

  The Company has the right, after receipt of prior approval of the federal banking regulators, if approval is then required, to redeem the subordinated debentures:

  . at any time on or after June 18, 2004, in whole or in part from time to time; or

  . at any time in whole (but not in part), within 90 days after the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event.

  In either case, the Redemption Price will equal 100% of the principal amount to be redeemed, plus any accrued and unpaid interest, to the date of redemption.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of subordinated debentures to be redeemed at such holder's registered address. Interest will cease to accrue on any subordinated debentures that the Company calls for redemption, unless the Company defaults in payment of the Redemption Price.

  The subordinated debentures will not be subject to any sinking fund.

Option to Accelerate Maturity Date

  The subordinated debentures will mature on June 18, 2029. The Company may, at its option, shorten the maturity to any date not earlier than June 18, 2004. The Company may only shorten the maturity date if it receives prior approval from the federal banking regulators, if then required. The Company may only elect to shorten the maturity once.

  If the Company elects to shorten the maturity, it will give notice to each registered holder of the subordinated debentures, the property trustee and the indenture trustee within 90 days of the effective date of the shortened maturity. The property trustee must give notice to the holders of trust securities of the new maturity date of the subordinated debentures. You may be subject to adverse United States federal income tax consequences if the Company shortens the maturity. See "United States Federal Income Tax Consequences--Exercise of Right to Shorten Maturity."

Distribution upon Liquidation

  As described under "Description of the Preferred Securities--Liquidation Distribution upon Dissolution," under certain circumstances involving the dissolution of the Trust, the subordinated debentures may be distributed to the holders of the preferred securities and common securities in liquidation of the Trust after the expenses of the Trust have been paid in full. If distributed to holders of the preferred securities in liquidation, the subordinated debentures will initially be issued in the form of one or more global securities and the Depositary, or any successor depositary for the preferred securities, will act as depositary for the subordinated debentures. The Company anticipates that the depositary arrangements for the subordinated debentures will be substantially identical to those in effect for the preferred securities. See "Book-Entry Issuance."

  If the subordinated debentures are distributed to the holders of preferred securities upon the liquidation of the Trust, there can be no assurance as to the market price of the subordinated debentures.

Subordination

  The Indenture provides that the subordinated debentures rank junior in right of payment to all of the Company's "Senior and Subordinated Debt," defined below. The Company may not make payment of principal, including redemption payments, or interest on the subordinated debentures if:

  . any of its Senior and Subordinated debt is not paid when due and any applicable grace period after the default has ended and the default has not been cured or waived; or

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  .  the maturity of any of its Senior and Subordinated Debt has been accelerated because of a default, and the acceleration has not been rescinded.

  Upon any distribution of the Company's assets to creditors upon its dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest due or to become due on all of the Company's Senior and Subordinated Debt must be paid in full before the holders of subordinated debentures are entitled to receive or retain any payment. In that event, any payment or distribution on the subordinated debentures that would otherwise be payable in respect of the subordinated debentures, but for the subordination provision, will be paid or delivered directly to the holders of Senior and Subordinated Debt in accordance with the priorities then existing among the holders of the Company's Senior and Subordinated Debt until all of its Senior and Subordinated Debt has been paid in full.

  If the indenture trustee or any holder of subordinated debentures receives any payment or distribution on account of the subordinated debentures before all of the Company's Senior and Subordinated Debt is paid in full, then that payment or distribution will be paid to the holders of the Company's Senior and Subordinated Debt at the time outstanding.

  The rights of the holders of the subordinated debentures will be subrogated to the rights of the holders of the Company's Senior and Subordinated Debt to the extent of any payment it has made to the holders of Senior and Subordinated Debt that otherwise would have been made to the holders of the subordinated debentures but for the subordination provisions.

Selected Definitions

  "Debt" means with respect to any person, whether recourse is to all or a portion of the assets of such person and whether or not contingent:

  .  every obligation of such person for money borrowed;

  . every obligation of such person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

  . every reimbursement obligation of such person with respect to letters of credit, bankers' acceptances or similar facilities;

  . every obligation of such person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

  .  every capital lease obligation of such person; and

  . every obligation of the type referred to in the foregoing clauses of another person and all dividends of another person the payment of which, in either case, such person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

  "Senior and Subordinated Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on, prior to or after the date of the Indenture, unless, in the instrument creating or evidencing the Debt, it is provided that such obligations are not superior in right of payment to the subordinated debentures or to other Debt which ranks equal with, or subordinated to, the subordinated debentures. However, Senior and Subordinated Debt will not include:

  . any Debt of the Company which when incurred (and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended), was without recourse to the Company;

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  .  any Debt of the Company to any of its subsidiaries;

  .  any Debt to any employee of the Company;

  .  the guarantee; and

  .  any other debt securities issued pursuant to the Indenture.

  The Indenture does not limit the amount of additional Senior and Subordinated Debt that we may incur. We expect that from time to time we may incur additional indebtedness constituting Senior and Subordinated Debt.

Book-Entry and Settlement; Depositary

  If we distribute the subordinated debentures to holders of preferred securities in connection with the involuntary or voluntary dissolution, winding-up or liquidation of the Trust, they will be issued in the form of one or more global certificates registered in the name of a depositary or its nominee. Except under the limited circumstances described immediately below under "--Discontinuance of the Depositary's Services," subordinated debentures represented by a global security will not be exchangeable for, and will not otherwise be issuable as, certificated securities.

  If subordinated debentures are distributed to holders of preferred securities upon termination of the Trust, DTC will act as securities depositary for the subordinated debentures. For a description of DTC and the specific terms of the depositary arrangements, see "Book-Entry Only Issuance."

  As of the date of this prospectus, the description of DTC's book-entry system and DTC's practices as they relate to purchases of, transfers of, notices concerning and payments on the preferred securities apply in all material respects to any debt obligations represented by one or more global securities held by DTC.

  The Company may appoint a successor to DTC or any successor depositary if the current depositary is unable or unwilling to continue as a depositary for the global securities.

Discontinuance of the Depositary's Services

  A global security will be exchangeable for subordinated debentures registered in the names of persons other than the depositary or its nominee only if:

  . the depositary notifies the Company that it is unwilling or unable to continue as a depositary for the global security and no successor depositary has been appointed;

  . the depositary ceases to be a clearing agency registered under the Exchange Act at a time the depositary is required to be so registered to act as depositary, and no successor depositary has been appointed;

  . the Company, in its sole discretion, determines that the global security shall be exchangeable for definitive certificates; or

  .  there shall have occurred a Debenture Event of Default.

  Any global security that is exchangeable as described above will be exchangeable for subordinated debentures registered in the names the depositary directs. The Company expects that the instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security.

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Payment and Paying Agents

  Payment of principal and interest on the subordinated debentures will be made at the office of the indenture trustee. In addition, at the Company's option, it may pay interest by check mailed to the address of the holder of the preferred security as it appears in the securities register or by transfer to an account of the holder of the preferred security pursuant to proper transfer instructions that the Company has received prior to the regular record date. However, the Company may not exercise these options if the subordinated debentures are represented by a global subordinated debenture. Payment of any interest on subordinated debentures will be made to the person in whose name such subordinated debenture is registered at the close of business on the regular record date for such interest. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent; however, the Company will at all times be required to maintain a Paying Agent in each place of payment for the subordinated debentures.

  Any moneys deposited with the indenture trustee or any Paying Agent, or held by the Company in trust, for the payment of the principal of or interest on the subordinated debentures and remaining unclaimed for two years after such principal or interest has become due and payable shall, at the Company's request, be repaid to it. Thereafter the holder of the Company's subordinated debenture shall look only to the Company for payment as one of its general unsecured creditors.

Modification of Indenture

  The Indenture provides that the Company and the indenture trustee may enter into supplemental indentures without the consent of the holders of preferred securities to: (1) cure any ambiguity, defect, or inconsistency in the Indenture or in the subordinated debentures provided that any such change does not materially adversely affect the interests of the holders of the preferred securities; (2) evidence the assumption by a successor corporation of the Company's obligations; (3) add to the covenants of the Company for the benefit of the holders of subordinated debentures or to surrender any right or power conferred by the Indenture upon the Company; (4) make any change that does not adversely affect the rights of any holder of preferred securities in any material respect; (5) qualify or maintain the qualification of the Indenture under the Trust Indenture Act and (6) evidence and provide for acceptance of appointment by a successor trustee.

  The Indenture also provides that the Company and the indenture trustee may, with the consent of at least a majority of the holders in aggregate principal amount of the subordinated debentures then outstanding and affected, add any provisions to or change the provisions of the Indenture or the rights of the holders of the subordinated debentures. The Company and the indenture trustee may not, however, without the consent of each holder of the subordinated debentures:

  .  extend the final maturity of the subordinated debentures;

  .  reduce the principal amount or premium, if any;

  .  reduce the rate or extend the time of payment of interest;

  .  reduce any amount payable on redemption; or

  . reduce the percentage of holders of the subordinated debentures whose consent is required for any modification of the Indenture.

Debenture Events of Default

  The Indenture provides that any one or more of the following described events with respect to the subordinated debentures that has occurred and is continuing constitutes a "Debenture Event of Default" with respect to the subordinated debentures:

  . failure for 30 days to pay any interest on the subordinated debentures, when due (not including the deferral of any due date in the case of an Extension Period); or

  . failure to pay any principal on the subordinated debentures when due whether at maturity, upon redemption, by declaration or otherwise; or

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  .  certain events in bankruptcy, insolvency or reorganization of the
     Company, including the voluntary commencement of bankruptcy proceedings, entry of an order for relief against the Company in a bankruptcy proceeding, appointment of a custodian over substantially all of its property, a general assignment for the benefit of creditors, or a court order for its liquidation; or

  . if the Trust shall have voluntarily or involuntarily dissolved, wound up its business or otherwise terminated its existence (except in connection with (1) the distribution of subordinated debentures to the holders in liquidation of their interests in the Trust; (2) the redemption of all of the outstanding trust securities; or (3) certain mergers, consolidations or amalgamations, each as permitted by the Trust Agreement).

  The holders of a majority in aggregate outstanding principal amount of the subordinated debentures have the right to direct any proceeding for any remedy available to the indenture trustee. The indenture trustee or the holders of not less than 25% in aggregate outstanding principal amount of the subordinated debentures may declare the principal due and payable immediately upon a Debenture Event of Default.

  However, the holders of a majority in aggregate outstanding principal amount of the subordinated debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the subordinated debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the indenture trustee. If the holders of the subordinated debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate liquidation amount of the preferred securities would have such right.

  In case a Debenture Event of Default occurs, the property trustee may declare the principal of and the interest on the subordinated debentures, and any other amounts payable under the Indenture, to be due and payable and to enforce its other rights as a creditor with respect to the subordinated debentures.

  The Company will be required to file annually with the indenture trustee a certificate, signed by one of its officers, stating whether or not such officer knows of any default by the Company in the performance, observance or fulfillment of any condition or covenant of the Indenture.

Enforcement of Certain Rights by Holders of Preferred Securities

  If a Debenture Event of Default for failure to pay interest or principal on the subordinated debentures has occurred and is continuing, you may institute a legal proceeding directly against the Company for enforcement of payment to you of the principal of or interest on the subordinated debentures in an amount equal to the aggregate liquidation amount of the preferred securities you hold ("Direct Action"). The Company's failure to pay principal or interest during an Extension Period is not a Debenture Event of Default. If the right to bring a Direct Action is removed, the Trust may become subject to the reporting obligations under the Exchange Act. The Company has the right under the Indenture to set-off any payment made to a holder of preferred securities by the Company in connection with a Direct Action.

  Unless an Event of Default under the Trust Agreement has occurred, you will not be able to exercise directly any remedies except for those listed above. See "Description of the Preferred Securities--Events of Default; Notice."


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Consolidation, Merger, Sale of Assets and Other Transactions

  The Indenture provides that the Company shall not consolidate with, convert into or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and no Person shall consolidate with, convert into or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company.

  However, this does not apply if (1) in case the Company consolidates with, converts into or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any state or the District of Columbia, and such Person expressly assumes the Company's obligations on the subordinated debentures issued under the Indenture; (2) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, shall have occurred and be continuing; and (3) certain other conditions as prescribed in the Indenture are met.

  If these conditions are met, the holders of the preferred securities have no grounds to object to a highly leveraged or other transaction involving the Company even if it may adversely affect holders of the subordinated debentures.

Satisfaction and Discharge

  The Indenture provides that when, among other things, all subordinated debentures not previously delivered to the indenture trustee for cancellation
(1) have become due and payable or (2) will become due and payable at their maturity date within one year, and the Company deposits with the indenture trustee, in trust, funds for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the outstanding subordinated debentures, for the principal and interest to the date of the deposit or to the stated maturity, as the case may be, then the Indenture will cease to be of further effect. However, the Company will continue to be obligated to pay all other sums due pursuant to the Indenture and to provide the officers' certificates and opinions of counsel required by the Indenture. Under these conditions, the Company will be deemed to have satisfied and discharged the Indenture.

Governing Law

  The Indenture and the subordinated debentures will be governed by and construed in accordance with the laws of the State of Maryland.

Information Concerning the Indenture Trustee

  The indenture trustee will be unaffiliated with the Company. For matters relating to compliance with Trust Indenture Act, the indenture trustee will have all of the duties and responsibilities of an Indenture Trustee under the Trust Indenture Act. The indenture trustee, other than during the occurrence and continuance of a Debenture Event of Default, undertakes to perform only such duties as are specifically set forth in the Indenture and, upon a Debenture Event of Default, must use the same degree of care and skill as a prudent person would use in the conduct of his or her own affairs. Subject to this provision, the indenture trustee is under no obligation to exercise any of the powers given it by the Indenture at the request of any holder of preferred securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the preferred securities will not be required to offer such an indemnity where the holders, by exercising their voting rights, direct the indenture trustee to take any action following a Debenture Event of Default.

Covenants of the Company

  The Company has made certain covenants in the Indenture. One specific covenant the Company has agreed to is that it will pay to the Trust the Additional Sums so long as the Trust holds the subordinated debentures.


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  In addition, the Company has also agreed to the following terms:

  . the Company will maintain directly or indirectly 100% ownership of the common securities. However, the Indenture does allow the Company to transfer ownership of the common securities to certain successors;

  . the Company will not voluntarily dissolve the Trust unless the Company has received prior approval from the Federal Reserve, if required. However, the Company may voluntarily dissolve the Trust if the Company distributes the subordinated debentures to holders of the preferred securities or if the Trust is a party to certain mergers, consolidations or amalgamations permitted by the Trust Agreement; and

  . the Company will use its reasonable best efforts to cause the Trust to be classified as a grantor trust and thus not be taxed as a corporation for United States federal income tax purposes.

                              BOOK-ENTRY ISSUANCE

  DTC will act as securities depositary for all of the preferred securities and, if there is a dissolution of the Trust, the subordinated debentures. The preferred securities and the subordinated debentures will be issued only as fully-registered securities registered in the name of Cede & Co. (the DTC's nominee). One or more fully-registered global certificates will be issued for the preferred securities and the subordinated debentures and will be deposited with DTC or its custodian.

  DTC may discontinue providing its services as securities depositary with respect to any of the preferred securities or the subordinated debentures at any time by giving reasonable notice to the relevant trustee and the Company. In the event that a successor securities depositary is not obtained, definitive preferred securities or subordinated debenture certificates representing such preferred securities or subordinated debentures are required to be printed and delivered. At the Company's option, it may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After a Debenture Event of Default, the holders of a majority in liquidation amount of preferred securities or aggregate principal amount of subordinated debentures may determine to discontinue the system of book-entry transfers through DTC. In any such event, definitive certificates for such preferred securities or subordinated debentures will be printed and delivered.

  DTC has provided the Trust and the Company with the following information:
DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations ("Direct Participants").

  DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear transactions through or maintain a direct or indirect custodial relationship with a Direct Participant ("Indirect Participants"). The rules applicable to DTC and its participants are on file with the SEC.

  When a purchase of preferred securities is made within the DTC system, it must be made by or through a Direct Participant. The Direct Participant will receive a credit for the preferred securities on DTC's records. The actual owner of the preferred securities is the "beneficial owner." Beneficial ownership interests will be recorded on the Direct and Indirect Participants' records, but DTC will have no knowledge of any underlying beneficial ownership. DTC's records reflect only the identity of the Direct Participants to whose accounts preferred securities are credited.

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  DTC will not provide written confirmation of purchases. The Direct or
Indirect Participant through whom purchases of the preferred securities are made should send written confirmations to purchasers providing details of their transactions, as well as periodic statements of their holdings. The participants are responsible for keeping accurate account of the holdings of their customers.

  Transfers of ownership interests in the preferred securities will be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

  The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificate representing the preferred securities.

  Conveyance of notices and other communications by DTC to Direct
Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, and any statutory or regulatory requirements that may be in effect from time to time.

  Redemption notices will be sent to Cede & Co. If less than all of the preferred securities are being redeemed, DTC will reduce each Direct Participant's holdings of preferred securities in accordance with its procedures.

  In those cases where a vote by the holders of the preferred securities is required, neither DTC nor Cede & Co. will itself consent or vote. Under its usual procedures, DTC would mail an omnibus proxy to the Trust as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the preferred securities are credited on the record date, which are identified in a listing attached to the omnibus proxy.

  The Trust will make distribution payments on the preferred securities directly to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records, unless DTC has reason to believe that it will not receive payment on such payment date.

  Payments by participants (whether Direct Participants or Indirect Participants) to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." These payments will be the responsibility of the participant and not of DTC, the Trust or the Company.

  Except as provided below in "Description of the Subordinated Debentures-- Discontinuance of the Depositary's Services," a beneficial owner in a global preferred securities certificate will not be entitled to receive physical delivery of preferred securities. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the preferred securities.

  DTC may discontinue providing its services as securities depositary with respect to the preferred securities at any time by giving reasonable notice to the Trust. In the event that a successor securities depositary is not obtained, the Trust will print and deliver preferred securities certificates. Additionally, the administrative trustees, with our consent, may decide to discontinue the book-entry only system of transfers with respect to the preferred securities. In that event, the Trust will print and deliver certificates for the preferred securities to its holders.

  The Company and the Trust have obtained the information in this section concerning DTC and DTC's book-entry system from sources that the Company and the Trust believe to be reliable, but neither take responsibility for the accuracy of the information.

  DTC's management is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it

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has developed and is implementing a program so that its computer systems, as the same relate to the timely payment of distributions (including principal and income payments) to security holders, book-entry deliveries and settlement of trades with DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

  However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the industry participants that it is contacting (and will continue to contact) third-party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

  According to DTC, the foregoing information with respect to DTC has been provided to the industry participants for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

                           DESCRIPTION OF GUARANTEE

  The Company will execute and deliver the preferred securities Guarantee Agreement (the "Guarantee Agreement") concurrently with the issuance of the preferred securities for the benefit of the holders of the preferred securities. FMB Trust Company, National Association will act as trustee under the guarantee as the guarantee trustee for the purposes of compliance with the Trust Indenture Act, and the Guarantee Agreement will be qualified under the Trust Indenture Act. The following summary of certain provisions of the Guarantee Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee, including the definitions of certain terms, and Trust Indenture Act. The form of the Guarantee Agreement has been filed as an exhibit to the Registration Statement of which this prospectus forms a part. You should also read the Guarantee Agreement. The guarantee trustee will hold the Guarantee Agreement for the benefit of the holders of the preferred securities.

General

  Pursuant to the Guarantee, the Company will agree to pay in full on a subordinated basis, to the extent set forth in the Guarantee, the Guarantee Payments, as defined below, to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert other than the defense of payment.

  The following payments on the preferred securities, if not fully paid by the Trust (the "Guarantee Payments"), are covered by the Guarantee Agreement, without duplication:

  . any accumulated and unpaid distributions required to be paid on the preferred securities, if the Trust has funds available to make the payment;

  . the Redemption Price, if the Trust has funds available to make the payment, with respect to any preferred securities called for redemption; and

  . upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust other than in connection with the distribution of the subordinated debentures to holders of the preferred securities, the lesser of

    (1) the aggregate of the $10 liquidation amount and all accumulated and unpaid distributions on the preferred securities to the date of payment if the Trust has funds available to make the payment; or

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    (2) the amount of assets the Trust has remaining available for distribution to holders of preferred securities.

  The Company's obligations to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the preferred securities or by causing the Trust to pay the amounts to the holders.

  The guarantee will be full and unconditional from the time of issuance. However, the guarantee will not apply to any payment of distributions due if the Trust lacks funds legally available for payment as a result of a failure by the Company to make payments of interest or principal on the subordinated debentures.

  The Company is a holding company and it has the right to participate in any distribution of assets of any of its subsidiaries if any of the Company's subsidiaries are liquidated or reorganized. However, its right to participate is subject to the prior claim of the subsidiary's creditors. Accordingly, the Company's obligations under the guarantee will be effectively subordinated to all existing and future liabilities of its subsidiaries, and holders of preferred securities should look only to the Company's assets for payments.

  The guarantee does not limit the Company's incurrence or issuance of other secured or unsecured debt. The Company may issue or incur Senior and Subordinated Debt in the future. The Company expects that it will issue or incur Senior and Subordinated Debt in the future.

  The Company has, through the Guarantee Agreement, the Trust Agreement, the subordinated debentures, the Indenture and the Expense Agreement, taken together, guaranteed on a subordinated basis all of the Trust's obligations under the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes the guarantee. It is only the combined operation of these documents that has the effect of providing the Company's guarantee on a subordinated basis of all of the Trust's obligations under the preferred securities. See "Relationship Among the Preferred Securities, the Subordinated Debentures and the Guarantee."

The Expense Agreement

  The Company will enter into an agreement with of the Trust as to the expenses and liabilities of the Trust (the "Expense Agreement"). The Company will fully and unconditionally guarantee to each person or entity to whom the Trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the Trust, other than obligations of the Trust to the holders of the preferred securities or other similar interests in the Trust.

Status of the Guarantee

  The guarantee is unsecured and ranks subordinate and junior in right of payment to all Senior and Subordinated Debt in the same manner as the subordinated debentures. As such, it is (1) subordinate and junior in right of payment to all of the Company's other liabilities, (2) equal to the most senior preferred stock now or hereafter issued by the Company, and with any guarantee now or hereafter issued by the Company in respect of any preferred stock of its affiliates, and (3) senior to its common stock.

  The guarantee will constitute a guarantee of payment and not of collection. The guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee Agreement without first instituting a legal proceeding against any other person or entity. The Guarantee will be held for the benefit of the holders of the preferred securities. The guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Trust or upon distribution of the subordinated debentures to the holders of the preferred securities.


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Amendments and Assignment

  Except with respect to any changes which do not materially adversely affect the rights of holders of the preferred securities (in which case no vote will be required), the Guarantee Agreement may not be amended without the prior approval of the holders of not less than a majority of the liquidation amount of the outstanding preferred securities. A description of the way to obtain any approval is described under "Description of the Preferred Securities-- Voting Rights; Amendment of the Trust Agreement." All guarantees and agreements contained in the Guarantee Agreement will bind the Company's successors, assigns, receivers, trustees and representatives and are for the benefit of the holders of the preferred securities then outstanding.

Events of Default

  An event of default under the Guarantee Agreement will occur if the Company fails to perform any of its payment or other obligations under the Guarantee Agreement. The holders of at least a majority in aggregate liquidation amount of the preferred securities have the right to direct any proceeding for any remedy available to the guarantee trustee relating to the guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the Guarantee Agreement.

  If the guarantee trustee fails to enforce the guarantee, you may, after your written request to the guarantee trustee to enforce the guarantee, sue the Company directly to enforce the guarantee trustee's rights under the guarantee without first instituting a legal proceeding against the Trust, the guarantee trustee, or any other person or entity.

  Notwithstanding the foregoing, if the Company has failed to make a Guarantee Payment, you may directly institute a proceeding against the Company to enforce the guarantee.

  The Company is required to file annually with the guarantee trustee a certificate as to the Company's compliance with all the conditions and covenants under the Guarantee Agreement.

Information Concerning the Guarantee Trustee

  The guarantee trustee, other than during the occurrence and continuance of a default by the Company in performance of the guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee Agreement and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the Guarantee Agreement at the request of any holder of the preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur.

Termination of the Guarantee

  The guarantee will remain in effect as long as the preferred securities are outstanding.

Governing Law

  The Guarantee Agreement will be governed by and construed in accordance with the laws of the State of Maryland.

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                 RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                 THE SUBORDINATED DEBENTURES AND THE GUARANTEE

Guarantee

  Payments of distributions and other amounts due on the preferred securities are guaranteed by the Company to the extent described under "Description of Guarantee." Taken together, the Company's obligations under the subordinated debentures, the Indenture, the Trust Agreement, the Expense Agreement and the Guarantee Agreement provide, in the aggregate, a guarantee on a subordinated basis for payments of distributions and other amounts due on the preferred securities (but only to the extent the Trust has funds available for the payment of such distributions). No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of the Company's obligations under those documents that has the effect of providing a guarantee on a subordinated basis of the Trust's obligations under the preferred securities.

  To the extent that the Company does not make required payments on the subordinated debentures, the Trust will not pay distributions or other amounts due on the preferred securities. Neither the guarantee described above nor the Guarantee Agreement covers payment of distributions when the Trust does not have sufficient funds to pay such distributions. In those circumstances, your remedy is to institute a legal proceeding directly against the Company to enforce the payment of the distributions to you. The Company's obligations under the guarantee and the Guarantee Agreement are subordinate and junior in right of payment to all Senior and Subordinated Debt.

Sufficiency of Payments

  As long as the Company makes payments required by the subordinated debentures held by the Trust, there will be sufficient funds to cover distributions and other payments due on the preferred securities, primarily because:

  . the aggregate principal amount of the subordinated debentures will exceed the aggregate liquidation mount of the preferred securities by the amount of the common securities;

  . the interest rate and interest and other payment dates on the subordinated debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

  . the Company will directly pay for all costs, expenses and liabilities of the Trust except the Trust's obligations to holders of preferred securities; and

  . the Trust Agreement further provides that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

  Notwithstanding anything to the contrary in the Indenture, the Company has the right to set-off any payment it is required to make with and to the extent it has made, or is concurrently making a payment under the Guarantee.

Enforcement Rights of Holders of the Preferred Securities under the Guarantee

  A holder of the preferred securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee Agreement without first instituting a legal proceeding against the guarantee trustee, the Trust or any other person or entity.

  A default or event of default under any Senior and Subordinated Debt would not constitute a Debenture Event of Default. However, in the event of payment defaults under, or acceleration of, Senior and Subordinated Debt, the subordination provisions of the Indenture provide that no payments may be made in respect of the subordinated debentures until the Senior and Subordinated Debt have been paid in full or any payment default has been cured or waived. The Company's failure to make the required payments on subordinated debentures will constitute a Debenture Event of Default.


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Limited Purpose of the Trust

  The preferred securities evidence a beneficial interest in the Trust, and it exists for the sole purpose of issuing trust securities and investing those proceeds in the subordinated debentures. A principal difference between the rights of a holder of the preferred securities and a holder of a subordinated debenture is that a holder of a subordinated debenture is entitled to receive the principal amount of and interest accrued on subordinated debentures from the Company, while a holder of the preferred securities is entitled to receive distributions from the Trust (or from the Company under the Guarantee) if and to the extent the Trust has funds available for the payment of such distributions.

Rights upon Dissolution

  Upon any voluntary or involuntary dissolution, winding-up or liquidation of the Trust involving the liquidation of the subordinated debentures, the holders of preferred securities will be entitled to receive, out of assets held by the Trust, the liquidation distribution in cash. See "Description of the Preferred Securities--Liquidation Distribution upon Dissolution." Upon the Company's voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the subordinated debentures, would be one of the Company's subordinated creditors, subordinated in right of payment to all Senior and Subordinated Debt as set forth in the Indenture. However, the property trustee, and indirectly the holders of the preferred securities, are entitled to receive payment in full of principal and interest, before any of the Company's stockholders receive payments or distributions. Since the Company is the guarantor under the Guarantee Agreement and has agreed to pay for all costs, expenses and liabilities of the Trust (other than the Trust's obligations to the holders of its preferred securities), the positions of a holder of the preferred securities and a holder of subordinated debentures relative to other creditors and to the Company's stockholders in the event of the Company's liquidation or bankruptcy are expected to be substantially the same.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

  The following is a general summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the preferred securities. The matters of law or legal conclusions set forth in this summary constitute the opinion of Kutak Rock, special tax counsel to the Company and the Trust ("Tax Counsel"). Unless otherwise stated, this summary only deals with preferred securities held as capital assets (generally, assets held for investment) by holders who purchase the preferred securities upon original issuance. Your tax treatment may vary depending on your particular situation.

  This summary does not address:

  . all of the tax consequences that may be relevant to holders who may be subject to special tax treatment such as, for example, financial institutions, insurance companies, broker-dealers, tax-exempt organizations or investors who have acquired preferred securities as part of a straddle, hedge or similar transaction or, except as described below, non-U.S. Holders, as we define that term below;

  . the tax consequences to holders that have a functional currency other than the United States dollar;

  . the tax consequences to shareholders, partners or beneficiaries of a holder of preferred securities;

  .  any aspects of state, local or foreign tax laws; or

  . the United States federal alternative minimum tax consequences of the purchase, ownership and sale of preferred securities.

  This summary and Tax Counsel's opinion is based on the United States federal income tax law in effect as of the date of this prospectus. These laws may change, and any change could have a retroactive effect. These laws are also subject to various interpretations, and the IRS or the courts could later disagree with the explanation of conclusions contained in this summary. The IRS has not formally ruled (and we do not intend to seek a ruling) on the tax consequences of purchasing, holding, and selling the preferred securities. Accordingly, the IRS could challenge the opinions expressed in this prospectus concerning such consequences, and a court could agree with the IRS. We urge you to consult your tax advisor as to the particular tax consequences to you of purchasing, owning, and disposing of the preferred securities, including the application and effect of United States federal, state, local, foreign and other tax laws.

  For purposes of this discussion, a "U.S. Holder" means:

  . a citizen or resident of the United States (or someone treated as a citizen or resident of the United States for federal income tax purposes);

  . a corporation, partnership, or other entity created or organized (or treated as created or organized for United States federal income tax purposes) in the United States or under the laws of the United States or of any political subdivision of the United States;

  . an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

  . a trust, the administration of which is subject to the primary supervision of a United States court and that has one or more United States persons who have the authority to control all substantial decisions of the trust.

Classification of the Subordinated Debentures

  In the opinion of Tax Counsel, based on current law and assuming full compliance with the terms of the Trust and the Indenture, the subordinated debentures should be treated for United States federal income tax purposes as indebtedness of the Company. By accepting the preferred securities, you agree to treat the subordinated debentures as indebtedness for United States federal income tax purposes and to treat the preferred securities as evidence of an indirect beneficial ownership interest in the subordinated debentures. No assurance can be given, however, that such treatment will not be challenged by the IRS or, if challenged, that such a challenge will not be successful.

Classification of the Trust

  Tax Counsel is of the opinion that, based on current law and assuming full compliance with the terms of the Trust and the Indenture, the Trust should be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, you should generally be treated as the owner of an undivided beneficial ownership interest in the subordinated debentures. As further discussed below, you may be required to include in ordinary income your allocable share of interest paid or accrued on the subordinated debentures.

Potential Extension of Interest Payment Period and Original Issue Discount

  The Company has the right to defer payments of interest on the subordinated debentures, which could cause the subordinated debentures to be treated as having been issued with OID. In general, a debt instrument will be deemed to have been issued with OID for United States federal income tax purposes if there is more than a remote contingency that periodic stated interest payments due on the instrument will not be timely paid. Because the exercise by the Company of its option to defer the payment of stated interest on the subordinated debentures would also prevent it from declaring dividends on any class of equity, the Company believes that the likelihood that it would exercise the option is remote.

  As a result, the Company intends to take the position, based on the advice of Tax Counsel, that the subordinated debentures will not be deemed to be issued with OID. Accordingly, based on this position, stated interest payments on the subordinated debentures will be includible in your ordinary income at the time that those payments are paid or accrued in accordance with your regular method of accounting and in the amount of each payment.

  If the likelihood of the Company deciding to defer any payments of interest were not treated as remote, the subordinated debentures would be considered as issued initially with OID in an amount equal to the sum of all the interest payable over the term of the subordinated debentures. This would mean that you would have to include interest income in gross income for United States federal income tax purposes as it accrued daily on an economic accrual basis instead of on the dates you actually received the cash payments.

  The IRS has not issued any rulings or interpretations which define the meaning of the term "remote" as used in the applicable income tax regulations. The IRS could take a position that differs from what we state in this prospectus.

Exercise of Deferral Option

  If the Company exercises its option to defer the payment of stated interest on the subordinated debentures, they would be treated, solely for purpose of the OID rules, as being "re-issued" at that time with OID. Under these rules, you would be required to include OID in ordinary income, on a current basis, over the period that the instrument is held, even though we would not be making any actual cash payments during the extended interest payment period.

  The amount of interest income treated as OID and therefore includible in the taxable income of a holder of the subordinated debentures would be determined on the basis of a constant yield method over the remaining term of the instrument, not on the basis of the stated interest amount. The actual receipt of future payments of stated interest on the subordinated debentures would no longer be separately reported as taxable income because it would have been replaced, solely for tax purposes, by the amount of OID. The amount of OID that would accrue, in total, during the extended interest payment period would be approximately equal to the amount of the cash payment due at the end of the period. Any OID included in income would increase your adjusted tax basis in the preferred securities or the subordinated debentures, depending on which you held at that time, and interest payments actually received would reduce your adjusted tax basis.

Corporate U.S. Holders

  Because the income from the preferred securities will not be considered to be dividends for federal income tax purposes, corporate U.S. Holders of the preferred securities will not be entitled to a dividends-received deduction for any income received from the preferred securities.

Receipt of Subordinated Debentures or Cash Upon Termination or Redemption

  If the Company exercises its right to terminate the Trust and cause the subordinated debentures to be distributed to you on a basis proportionate to your ownership in the preferred securities, the distribution would be treated as a nontaxable event to you. In that event, you would have an adjusted tax basis in the subordinated debentures that you receive equal to the adjusted tax basis in the preferred securities that you surrender, and the holding period of the subordinated debentures would include the period during which you held the preferred securities. If, however, the Trust is characterized for United States federal income tax purposes as an association taxable as a corporation at the time of the termination, the distribution of the subordinated debentures would be a taxable event to the holders of preferred securities.

  If the Company redeems the subordinated debentures for cash and the Trust distributes the proceeds of the redemption to holders in redemption of their preferred securities, the redemption would be treated as a sale of the preferred securities in which you would recognize gain or loss as described below.

Exercise of Right to Shorten Maturity

  The Company has the right to shorten the maturity of the subordinated debentures. If the Company exercises its right to shorten the maturity of the subordinated debentures, this could result in a taxable event to you. Federal income tax regulations provide that a significant modification of a debt instrument is a taxable event. A significant modification includes shortening the maturity of a debt instrument, provided that the instrument's rate of return changes by more than the greater of 25 basis points or five percent of the annual rate of return. At the present time, the extent to which the subordinated debenture's rate of return would change (if the Company exercised its right to shorten the maturity) is unclear.

Sale of Preferred Securities

  Upon the sale of preferred securities (including a redemption for cash), you will recognize gain or loss in an amount equal to the difference between the amount realized (which for this purpose, will exclude amounts attributable to accrued interest or OID not previously included in income, which amount will be subject to tax as ordinary interest income) and your adjusted tax basis in the preferred securities.

  If the Company does not defer interest payments on the subordinated debentures, your adjusted tax basis in the preferred securities generally will equal the initial purchase price that you paid for the preferred securities. If, however, the Company elects to defer interest payments on the subordinated debentures, your adjusted tax basis in the preferred securities will equal:
(1) the initial purchase price that you paid for the preferred securities; (2) increased by the amount of any accrual and unpaid distributions you were required to treat as OID; and (3) reduced by the amount of cash or other property received by you with respect to such OID.

  The gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the preferred securities for more than one year. Capital losses generally may be used by a corporate taxpayer only to offset capital gains and may be used by individual taxpayers only to offset capital gains plus $3,000 of other income.

  The preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest (or OID, if the subordinated debentures are treated as having been issued, or reissued, with OID) relating to the underlying subordinated debentures. If you dispose of your preferred securities you will be required to include in your ordinary income:

  . any portion of the amount realized that is attributable to accrued but unpaid interest to the extent not previously included in income; or

  . any amount of OID that has accrued on your proportionate share of the underlying subordinated debentures during the taxable year of sale through the date of disposition.

  However, you can also increase your adjusted tax basis in the preferred securities to the extent that you include these amounts in ordinary income.

Withholding of U.S. Taxes on Non-U.S. Holders

  This summary assumes that the non-U.S. Holder:

  .  is an individual;

  .  is not and will not become engaged in a United States trade or business;
     and

  . will not be present in the United States for 183 days or more during any particular taxable year.

  Payments made to a holder of preferred securities who is a non-U.S. Holder generally will not be subject to withholding of United States federal income tax, if:

  . the beneficial owner of the preferred securities does not actually or constructively own 10% or more of the total combined voting power of all classes of stock entitled to vote; and

  .  either:

    (1) the beneficial owner of the preferred securities certifies to the Trust or its agent, under penalties of perjury, that it is not a United States person and provides his name and address; or

    (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution"), and holds the capital securities in that capacity, certifies to the Trust or its agent, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a Financial Institution between it and the beneficial owner and furnishes the Trust or its agent with a copy of the statement.

  In addition, a non-U.S. Holder of preferred securities will not be subject to withholding of United States federal income tax on any gain realized upon the sale or other disposition of a capital security.

Backup Withholding

  You may be subject to a "backup withholding" tax of 31% on distributions made on the preferred securities and on the entire price received on the sale of the preferred securities if you:

  . fail to provide your Social Security or taxpayer identification number to your broker;

  . provide your broker with an incorrect Social Security or tax identification number;

  . fail to provide your broker with a certified statement that your Social Security or tax identification number is correct and that you are not subject to backup withholding; or

  .  improperly report interest and dividends on your tax return.

  Backup withholding, however, does not apply to payments made to certain exempt recipients such as corporations or tax-exempt organizations. Any withheld amounts will be allowed as a credit against your United States federal income tax, provided the required information is provided to the IRS.

                             ERISA CONSIDERATIONS

  Retirement plans are generally subject to the rules of the Employee Retirement Income Security Act of 1974 ("ERISA"), and they are also subject to requirements in the Code. Retirement plans may purchase preferred securities in accordance with their governing documents. When they do, the fiduciaries for these retirement plans (usually trustees and custodians) are required to comply with fiduciary duties under ERISA and other requirements under the Code. Retirement plans can be employer-sponsored plans like pension plans and profit sharing plans, individual retirement accounts (IRAs), and other types of plans which defer the receipt of income.

  If a retirement plan is sponsored and/or contributed to by a party that is affiliated in certain ways with the Company, it and/or its affiliate could be a "party in interest" or a "disqualified person" for purposes of ERISA and the Code. The rules regarding these relationships are very complex. These relationships can arise if the Company or one of the banking subsidiaries is a fiduciary to a retirement plan, such as a trustee or custodian. They can also arise if the Company or one of the banking subsidiaries provides any services to or for the retirement plan.

  There are many other circumstances which can cause the relationship to exist. When one of these relationships exists, the purchase of preferred securities by the retirement plan is likely to result in a transaction that is not permitted by ERISA and/or the Code. These transactions are referred to as "prohibited transactions" or "disqualifying transactions." These could lead to excise tax penalties and even tax disqualification of a retirement plan. However, there may be ways to exempt prohibited transactions from the excise tax penalties and tax disqualification. This may require application to a governmental agency.

  If the Company or one of the banking subsidiaries is a party in interest or disqualified person as to a retirement plan, that retirement plan should not acquire preferred securities without first establishing an exemption. Entities like partnerships and limited liability companies which have a relationship with the Company or one of the banking subsidiaries and that may be holding assets of retirement plans also have to address these prohibited transaction issues. All of these rules are very complicated. If you have a relationship of any kind with the Company or one of its affiliates, you should consult with your benefits counsel before acquiring preferred securities.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement, the Trust has agreed to sell to each of the underwriters named below, and each of the underwriters, for whom Stephens Inc. and Morgan Keegan & Company, Inc. are acting as representatives, has severally agreed to purchase the aggregate number of preferred securities set forth opposite its name below, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the preferred securities offered hereby if any are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

                                                                      Number of
                                                                      Preferred
   Underwriter                                                        Securities
   -----------                                                        ----------
   Stephens Inc......................................................   630,000
   Morgan Keegan & Company, Inc......................................   420,000
   Hoefer & Arnett, Inc..............................................   150,000
   Sterne, Agee & Leach, Inc.........................................   150,000
   Stifel, Nicolaus & Company Incorporated...........................   150,000
                                                                      ---------
     Total........................................................... 1,500,000
                                                                      =========

  The Trust has granted the underwriters an option, exercisable in whole or in part, from time to time, for thirty days after the date hereof, to purchase up to an aggregate of an additional 15% of the shares of preferred securities (225,000 additional preferred securities) to cover over-allotments, if any, at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. If the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of preferred securities to be purchased by it shown in the foregoing table bears to the 1,500,000 preferred securities offered hereby.

  The underwriters have advised the Trust that sales of preferred securities to certain dealers may be made at a concession of an amount not in excess of $0.20 per share and that the underwriters may allow, and such dealers may re-allow, discounts not in excess of $0.10 per share on sales to certain other dealers. Following completion of this offering, the public offering price, the concession and the re-allowance may be changed by the underwriters.

  In view of the fact that the proceeds of the sale of the preferred securities will be used to purchase the subordinated debentures of the Company, the underwriting agreement provides that the Company will pay as compensation to the underwriters $0.375 per preferred security (or $562,500 in the aggregate).

  The Trust, the Company and its executive officers and directors have agreed with the underwriters not to offer, sell, contract to sell or otherwise dispose of any shares of the preferred securities or any securities convertible into, or exchangeable or exerciseable for shares of the preferred securities with limited exceptions, for a period of 90 days from the date following completion of this offering.

  The preferred securities are new securities with no established trading market. The Company has been advised by each underwriter that it intends to make a market in the preferred securities, but it is not obligated to do so and such market making may be interrupted or discontinued without notice. No assurance can be given about the liquidity of the trading market for the preferred securities.

  In connection with this offering, certain underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the preferred securities during and after this offering. Such transactions may include stabilization transactions pursuant to which such persons may bid for or purchase preferred securities for the purpose of stabilizing its market price. The underwriters also may create a short position for the account of the underwriters by selling more preferred securities in connection with this offering than they are committed to purchase from the Trust, and in such case may purchase preferred securities in the open market following completion of this offering to cover all or a portion of such short position. The underwriters may also cover all or a portion of such short position by exercising the underwriters' over-allotment option referred to above. In addition the representatives may impose "penalty bids" under contractual arrangements with the underwriters whereby they may reclaim from an underwriter (or dealer participating in the offering) for the account of the other underwriters, the selling concession with respect to preferred securities that are distributed in this offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the preferred securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.

  The Company, the Trust and the underwriters have agreed to indemnify each other against, and to afford certain rights of contribution to each other with respect to, certain civil liabilities under the Securities Act.

                                TRANSFER AGENT

  FMB Trust Company, National Association, a subsidiary of First Maryland Bancorp, will act as registrar and transfer agent for the preferred securities.

                                 LEGAL MATTERS

  The validity of the preferred securities offered hereby, and certain matters relating to United States federal income tax consequences of the offering, are being passed upon for the Company and the Trust by Kutak Rock, Little Rock, Arkansas. Morris, James, Hitchens & Williams, Wilmington, Delaware will pass upon certain matters relating to Delaware law for the Trust. Certain legal matters will be passed upon for the underwriters by Giroir, Gregory, Holmes & Hoover, PLC, Little Rock, Arkansas.

                                    EXPERTS

  The Consolidated Financial Statements of Bank of the Ozarks, Inc. at December 31, 1998, and for the year then ended appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, and at December 31, 1997, and for each of the two years in the period ended December 31, 1997, by Moore Stephens Frost, independent accountants, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  This prospectus is part of a registration statement (on Form S-1) filed by Bank of the Ozarks and the Trust with the SEC relating to the preferred securities registered under this prospectus. As permitted by SEC rules, this prospectus does not contain all of the information contained in the registration statement and accompanying exhibits and schedules filed by Bank of the Ozarks and the Trust with the SEC. The registration statement, the exhibits and schedules provide additional information about the Company, the Trust and the preferred securities. The registration statement, exhibits and schedules are also available at the SEC's public reference rooms or through its EDGAR database on the internet.

  The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. These documents are available for inspection and copying, upon payment of a fee set by the SEC, at the public reference rooms of the SEC in Washington, D.C. (450 Fifth Street, N.W., 20549), New York, New York (Seven World Trade Center, Suite 1300, 10048) and Chicago, Illinois (Citicorp Center, 500 West Madison Street, 14th Floor, Suite 1400, 60661). The SEC may be contacted at 1-800-432-0330 for more information on the public reference rooms. The Company's filings are also available to the public on the internet through the SEC's EDGAR database at the SEC's web site at http://www.sec.gov.

  There are not separate financial statements of the Trust in this prospectus because:

  . The Trust is a subsidiary of the Company and the Company files consolidated financial information under the Exchange Act.

  . The Trust does not have any independent operations other than issuing the preferred and common securities and purchasing the subordinated debentures of the Company.

  . The Trust's only material assets will be the subordinated debentures of the Company when issued.

  . The combined obligations of the Company under the subordinated debentures, the Guarantee, the Trust Agreement and the Indenture have the effect of providing a full and unconditional guarantee of the Trust's obligations under its preferred securities. See "Description of Subordinated Securities," "Description of Preferred Securities," "Description of Guarantee" and "Relationship Among Preferred Securities, the Subordinated Debentures and the Guarantee."

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         Page
                                                                         ----

Audited Financial Statements:
  Report of Ernst & Young LLP, Independent Auditors....................    F-2

  Report of Moore Stephens Frost, Independent Accountants..............    F-3

  Consolidated Balance Sheets as of December 31, 1997 and 1998.........    F-4

  Consolidated Statements of Income for the Years Ended December 31,
   1996, 1997
   and 1998 ...........................................................    F-5

  Consolidated Statements of Stockholders' Equity for the Years Ended
   December 31, 1996, 1997 and 1998 ...................................    F-6

  Consolidated Statements of Cash Flows for the Years Ended December
   31, 1996, 1997 and 1998 ............................................    F-7

  Notes to Consolidated Financial Statements for the Years Ended
   December 31, 1996, 1997 and 1998....................................    F-8

Unaudited Financial Statements:
  Consolidated Balance Sheets as of March 31, 1998 and 1999
   (Unaudited).........................................................    F-27

  Consolidated Statements of Income for the Three Months Ended March
   31, 1998 and 1999 (Unaudited) ......................................    F-28

  Consolidated Statements of Stockholders' Equity for the Three Months
   Ended
   March 31, 1998 and 1999 (Unaudited) ................................    F-29

  Consolidated Statements of Cash Flows for the Three Months Ended
   March 31, 1998 and 1999 (Unaudited) ................................    F-30

  Notes to Consolidated Financial Statements for the Three Months Ended
   March 31, 1998 and 1999 (Unaudited).................................    F-31

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Bank of the Ozarks, Inc.

  We have audited the accompanying consolidated balance sheet of Bank of the Ozarks, Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Bank of the Ozarks, Inc. and subsidiaries for the years ended December 31, 1996 and 1997, were audited by other auditors whose report dated January 28, 1998, expressed an unqualified opinion on those statements.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the 1998 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. and subsidiaries as of December 31, 1998, and the consolidated results of their operations and their cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Little Rock, Arkansas
January 20, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Bank of the Ozarks, Inc.

  We have audited the accompanying consolidated balance sheet of Bank of the Ozarks, Inc. as of December 31, 1997 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. as of December 31, 1997, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          MOORE STEPHENS FROST

Little Rock, Arkansas
January 28, 1998

                            BANK OF THE OZARKS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                               December 31
                                                            ------------------
                                                              1997      1998
                                                            --------  --------
                                                               (Dollars in
                                                            thousands, except
                                                                per share
                                                                amounts)
                          ASSETS
Cash and due from banks.................................... $  9,021  $ 14,168
Interest bearing deposits..................................    6,607       856
                                                            --------  --------
  Cash and cash equivalents................................   15,628    15,024
Investment securities - available for sale.................   25,297    17,629
Investment securities - held to maturity
 (estimated market value: $17,199 in 1997 and $159,050 in
 1998).....................................................   17,162   158,989
Federal funds sold.........................................    2,885       --
Loans, net of unearned income..............................  275,463   387,526
Allowance for loan losses..................................   (3,737)   (4,689)
                                                            --------  --------
  Net loans................................................  271,726   382,837
Premises and equipment, net................................   13,439    27,155
Foreclosed assets held for sale, net.......................      148       314
Interest receivable........................................    3,013     5,517
Intangible assets, net.....................................    1,393     3,665
Other......................................................    1,402     1,301
                                                            --------  --------
    Total assets........................................... $352,093  $612,431
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Demand - non-interest bearing............................ $ 31,091  $ 50,138
  Savings and interest-bearing transaction.................   64,742    95,471
  Time.....................................................  199,722   383,431
                                                            --------  --------
   Total deposits..........................................  295,555   529,040
Notes payable..............................................    5,072    12,448
FHLB advances and federal funds purchased..................   14,017    26,823
Repurchase agreements......................................      --      1,408
Accrued interest and other liabilities.....................    1,783     2,357
                                                            --------  --------
   Total liabilities.......................................  316,427   572,076
Commitments and contingencies
Stockholders' equity
  Common stock; $0.01 par value; Authorized 10,000,000
  shares;
   3,779,555 shares issued and outstanding in 1997 and
  1998.....................................................       38        38
  Additional paid-in capital...............................   14,314    14,314
  Retained earnings........................................   21,162    25,922
  Accumulated other comprehensive income...................      152        81
                                                            --------  --------
   Total stockholders' equity..............................   35,666    40,355
                                                            --------  --------
    Total liabilities and stockholders' equity............. $352,093  $612,431
                                                            ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            BANK OF THE OZARKS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                    Year Ended December 31,
                                                    -------------------------
                                                     1996     1997     1998
                                                    -------  -------  -------
                                                    (Dollars in thousands,
                                                       except per share
                                                           amounts)
Interest income
  Loans............................................ $19,089  $24,230  $31,168
  Investment securities - taxable..................   2,069    2,684    6,654
  Investment securities - nontaxable...............     364      233      766
  Federal funds sold...............................     145      108       89
  Deposits with banks..............................     169      213      205
                                                    -------  -------  -------
    Total interest income..........................  21,836   27,468   38,882
                                                    -------  -------  -------

Interest expense
  Deposits.........................................   9,005   11,826   18,118
  Notes payable....................................     468      553      637
  FHLB advances....................................     557      597    1,415
  Federal funds purchased..........................       1        3      348
                                                    -------  -------  -------
    Total interest expense.........................  10,031   12,979   20,518
                                                    -------  -------  -------

Net interest income................................  11,805   14,489   18,364
  Provision for loan losses........................  (1,486)  (1,139)  (2,026)
                                                    -------  -------  -------
Net interest income after provision for loan
 losses............................................  10,319   13,350   16,338
                                                    -------  -------  -------

Other income
  Trust income.....................................     214      274      335
  Service charges on deposit accounts..............     806      957    1,372
  Other income, charges and fees...................     537    1,136    2,792
  Gain (loss) on sale of securities................     (77)      14      255
  Other............................................     385      544      277
                                                    -------  -------  -------
    Total other income.............................   1,865    2,925    5,031
                                                    -------  -------  -------

Other expense
  Salaries and employee benefits...................   4,263    5,330    7,197
  Net occupancy and equipment......................     998    1,305    1,961
  Other operating expenses.........................   1,890    2,593    3,961
                                                    -------  -------  -------
    Total other expense............................   7,151    9,228   13,119
                                                    -------  -------  -------
Income before income taxes.........................   5,033    7,047    8,250
  Provision for income taxes.......................   2,006    2,516    2,621
                                                    -------  -------  -------
Net income......................................... $ 3,027  $ 4,531  $ 5,629
                                                    =======  =======  =======

Basic earnings per common share.................... $  1.05  $  1.38  $  1.49
                                                    =======  =======  =======
Diluted earnings per common share.................. $  1.05  $  1.38  $  1.47
                                                    =======  =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            BANK OF THE OZARKS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                            Accumulated
                                      Additional               Other
                               Common  Paid-In   Retained  Comprehensive
                               Stock   Capital   Earnings     Income      Total
                               ------ ---------- --------  ------------- -------
                               (Dollars in thousands, except per share amounts)

Balance - January 1, 1996.....  $ 29   $ 1,168   $15,088       $  9      $16,294
 Comprehensive income:
  Net income..................   --        --      3,027        --         3,027
  Other comprehensive income:
   Change in unrealized
    appreciation on investment
    securities net of $46 tax
    effect....................   --        --        --          90           90
                                                                         -------
 Comprehensive income.........                                             3,117
                                                                         -------
 Dividends, $.30 per share....   --        --       (864)       --          (864)
                                ----   -------   -------       ----      -------

Balance - December 31, 1996...    29     1,168    17,251         99       18,547
 Comprehensive income:
  Net income..................   --        --      4,531        --         4,531
  Other comprehensive income:
   Unrealized gains on
    available for sale
    securities net of $37 tax
    effect....................   --        --        --          60           60
   Less: reclassifications
    adjustment for gains
    included in income net of
    $4 tax effect.............   --        --        --          (7)          (7)
                                                                         -------
 Comprehensive income.........                                             4,584
                                                                         -------
 Dividends, $.20 per share....   --        --       (620)       --          (620)
 Issuance of 899,755 shares of
  common stock................     9    13,146       --         --        13,155
                                ----   -------   -------       ----      -------

Balance - December 31, 1997...    38    14,314    21,162        152       35,666
 Comprehensive income:
  Net income..................   --        --      5,629        --         5,629
  Other comprehensive income:
   Unrealized losses on
    available for sale
    securities net of $35 tax
    effect....................   --        --        --          57           57
   Less: reclassifications
    adjustment for gains
    included in income net of
    $79 tax effect............   --        --        --        (128)        (128)
                                                                         -------
 Comprehensive income.........                                             5,558
                                                                         -------
 Dividends, $.23 per share....   --        --       (869)       --          (869)
                                ----   -------   -------       ----      -------

Balance - December 31, 1998...  $ 38   $14,314   $25,922       $ 81      $40,355
                                ====   =======   =======       ====      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            BANK OF THE OZARKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Year Ended December 31,
                                                     --------------------------
                                                      1996     1997      1998
                                                     -------  -------  --------
                                                      (Dollars in thousands)
Cash flows from operating activities
 Net income........................................  $ 3,027  $ 4,531  $  5,629
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation.....................................      575      626     1,043
  Amortization.....................................       74       74       173
  Provision for loan losses........................    1,486    1,139     2,026
  Provision for losses on foreclosed assets........       11        8        35
  Amortization and accretion on investments........        9      (39)     (115)
  (Gain) loss on disposition of investments........       77      (14)     (255)
  Gain on sale of loans............................     (274)     (57)      --
  Increase in mortgage loans held for sale.........   (1,431)  (1,504)   (3,750)
  Gain on disposition of premises and equipment....       (1)     (76)      (14)
  Gain on disposition of foreclosed assets.........      (14)    (261)      (98)
  Deferred income taxes............................     (291)      59       222
  Changes in assets and liabilities:
  Interest receivable..............................     (563)    (461)   (2,502)
  Other, net.......................................     (255)      55      (305)
  Accrued interest and other liabilities...........      374     (601)       74
                                                     -------  -------  --------
Net cash provided by operating activities..........    2,804    3,479     2,163
                                                     -------  -------  --------
Cash flows from investing activities
 Acquisitions, net of funds acquired...............      --       --     22,123
 Proceeds from sales and maturities of investment
  securities available for sale....................   28,784   31,171    54,036
 Purchases of investment securities available for
  sale.............................................  (32,904) (19,453)  (20,260)
 Proceeds from maturities of investment securities
  held to maturity.................................    1,862    6,576    67,386
 Purchases of investment securities held to
  maturity.........................................      --   (21,007) (234,804)
 Decrease (increase) in federal funds sold.........    3,730   (2,535)    3,149
  Net increase in loans............................  (62,577) (61,152) (110,019)
  Proceeds from sale of loans......................    2,252      811       --
  Proceeds from dispositions of bank premises and
   equipment.......................................        1      178        30
  Purchase of bank premises and equipment..........     (997)  (7,295)  (14,109)
  Proceeds from dispositions of foreclosed assets..      221      632       525
                                                     -------  -------  --------
Net cash used in investing activities..............  (59,628) (72,074) (231,943)
                                                     -------  -------  --------
Cash flows from financing activities
 Net increase in deposits..........................   49,184   63,907   208,455
 Net proceeds from FHLB advances and federal funds
  purchased........................................    4,780    1,290    14,214
 Proceeds from notes payable.......................    1,500   10,000    14,410
 Payments of notes payable.........................      (24) (10,324)   (7,034)
 Dividends paid....................................     (864)    (620)     (869)
 Proceeds from issuance of common stock............      --    13,155       --
                                                     -------  -------  --------
Net cash provided by financing activities..........   54,576   77,408   229,176
                                                     -------  -------  --------
Net (decrease) increase in cash and cash
 equivalents.......................................   (2,248)   8,813      (604)
Cash and cash equivalents - beginning of year......    9,063    6,815    15,628
                                                     -------  -------  --------
Cash and cash equivalents - end of year............  $ 6,815  $15,628  $ 15,024
                                                     =======  =======  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           BANK OF THE OZARKS, INC.

                  Notes to Consolidated Financial Statements
                            (Dollars in thousands)

1. Summary of Significant Accounting Policies

  Organization - Bank of Ozarks, Inc. (the "Company") is a multi-bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System and which, at December 31, 1998, owned two affiliate state chartered banks and a federal savings bank - Bank of the Ozarks, wca; Bank of the Ozarks, nwa; and Bank of the Ozarks. On January 7, 1999, the Company merged its federal savings bank into Bank of the Ozarks, wca. The bank subsidiaries, which are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory authorities, have offices located in northern, western, and central Arkansas.

  Principles of consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned bank subsidiaries. Significant intercompany transactions and amounts have been eliminated in consolidation.

  Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash and cash equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and interest bearing deposits with banks.

  Investment securities - Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

  Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity.

  The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments.

  Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Gains or losses on the sale of securities are recognized on the specific identification method at the time of sale.

  Loans - Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Unearned discounts on installment loans are recognized as income over the terms by the rule of 78's interest method which approximates the interest method. Unearned purchased discounts are recorded as income over the life of the loans utilizing the interest method to achieve a constant yield. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and direct origination costs are capitalized and recognized as adjustments to yields on the related loans. Prior to July 1, 1998 loan origination fees and direct origination costs were not deemed material and, therefore, were recorded as actually received and paid.

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)


  Allowance for loan losses - The allowance for loan losses is established through a provision for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely, and subsequent recoveries, if any, are credited to the allowance.

  The allowance is maintained at a level that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, historical loan loss experience and current economic and business conditions that may affect the borrowers' ability to pay or the value of the collateral securing the loans. The Company's policy generally is to place a loan on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when doubt exists as to the ultimate collection of principal and interest. The Company continues to accrue interest on certain loans contractually past due 90 days if such loans are both well secured and in the process of collection.

  The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. The Company applies this policy even if delays or shortfalls in payment are expected to be insignificant. All nonaccrual loans, except consumer installment loans, and all loans that have been restructured from their original contractual terms are considered impaired loans. Nonaccrual consumer installment loans are evaluated collectively since they are considered to be small-balance, homogenous loans. The aggregate amount of impairment of loans is utilized in evaluating the adequacy of the allowance for loan losses and amount of provisions thereto. Losses on impaired loans are charged against the allowance for loan losses when in the process of collection it appears likely that such losses will be realized. The accrual of interest on impaired loans is discontinued, when in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

  Premises and equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Accelerated methods are used for tax purposes.

  Foreclosed assets held for sale - Real estate and personal properties acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, real property is amortized over 60 months.

  Valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Gains and losses from the sale of other real estate are recorded in other income, and expenses used to maintain the properties are included as operating expenses.

  Income taxes - The Company utilizes the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statement and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

  The Company and its subsidiaries file consolidated tax returns. The bank subsidiaries provide for income taxes on a separate return basis, and remit to the Company amounts determined to be currently payable.

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)


  Trust department income - Property, other than cash deposits, held by the Company's trust department in fiduciary or agency capacities for its customers are not included in the accompanying financial statements, since such items are not assets of the Company. Trust department income has been recognized on the cash basis in accordance with customary banking practice, which does not differ materially from the accrual method.

  Intangible assets - Intangible assets consist of goodwill and core deposit intangibles. These assets are being amortized over periods ranging from 10 to 25 years. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. Core deposit intangibles represent premiums paid for deposits acquired. Accumulated amortization of intangibles totaled $1,043 and $1,158 at December 31, 1997 and 1998, respectively.

  Earnings per share - Basic earnings per share has been calculated based on the weighted average number of shares outstanding. Diluted earnings per share has been calculated based on the weighted average number of shares outstanding after consideration of the dilutive effect of the Company's outstanding stock options.

  Financial instruments - In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

  Advertising and public relations expense - Advertising and public relations expense is expensed as incurred and totaled $123, $332 and $566 for the years ended December 31, 1996, 1997 and 1998, respectively.

  Stock-based compensation - The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("ABP 25") and related interpretations in accounting for its employee stock options. Under ABP 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

  Segment Disclosures - On December 31, 1998, the Company adopted SFAS No.
131. "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment--community banking--the adoption of SFAS 131 did not have a material effect on the primary financial statements or the disclosure of segment information. All the Company's revenues result from services offered by its bank subsidiaries. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company's revenues.

  Derivatives and Hedging Activities - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, which requires the Company to recognize all derivatives on the balance sheet at fair value, was adopted by the Company effective July 1, 1998. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of a derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133 did not have a significant impact on the Company's financial position or results of operations. In connection with the adoption of SFAS No. 133, the Company transferred investment securities with a carrying value of $25,795 and unrealized gains of $167 from its held-to-maturity to available-for-sale portfolio.

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)


  Reclassifications - Certain reclassifications of 1996 and 1997 amounts have been made to conform with the 1998 presentation.

2. Acquisitions

  In August 1998 the Company completed the purchase of the Marshall, Arkansas branch of Superior Federal Bank, FSB. The acquisition included the branch bank building, related assets and deposit accounts totaling $16 million. The transaction was accounted for as a purchase with the Company reporting the results of the acquired branch's operations from the closing date. The resulting core deposit intangible of $1.6 million is being amortized on a straight line basis over 10 years.

  In February 1998 the Company acquired the stock of Heartland Community Bank, FSB, from its parent company - Heartland Community Bank, Camden - for $3.1 million in cash. The Company received the federal savings bank's charter, approximately $9.4 million in customer deposits and the related banking facility. All other assets and liabilities of the bank were purchased and assumed by its parent company prior to closing. The transaction was accounted for as a purchase and the excess of purchase price over net assets acquired of $847 is being amortized straight-line over 25 yrs. The Company has reported the results of operations of the acquired bank from the closing date.

  Pro forma disclosures related to the above acquisitions have not been provided as the entities acquired do not meet the criteria of significant subsidiaries. Also, separate operating results related to the specific assets acquired and liabilities assumed by the Company were not maintained by the previous owners as this represented only a portion of their overall operations.

3. Investment Securities

  The following is a summary of the amortized cost and estimated market values of investment securities:

                                                    December 31, 1997
                                         ---------------------------------------
                                         Amortized Unrealized Unrealized Market
                                           Cost      Gains      Losses    Value
                                         --------- ---------- ---------- -------
Securities - available for sale:
  Securities of United States
   government and agencies.............   $12,619     $ 39       $(18)   $12,640
  Mortgage-backed securities...........     9,340      256        (25)     9,571
  State and political subdivisions.....     1,582       14        (20)     1,576
  Other securities.....................     1,510      --         --       1,510
                                          -------     ----       ----    -------
Total securities - available for sale..   $25,051     $309       $(63)   $25,297
                                          =======     ====       ====    =======

Securities - held to maturity:
  Securities of United States
   government and agencies.............   $11,943     $ 17       $ (4)   $11,956
  State and political subdivisions.....     5,219       27         (3)     5,243
                                          -------     ----       ----    -------
  Total securities - held to maturity..   $17,162     $ 44       $ (7)   $17,199
                                          =======     ====       ====    =======

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)


                                                  December 31, 1998
                                       ----------------------------------------
                                       Amortized Unrealized Unrealized  Market
                                         Cost      Gains      Losses    Value
                                       --------- ---------- ---------- --------
Securities - available for sale:
  Securities of United States
   government and agencies............ $  1,000     $  1      $ --     $  1,001
  Mortgage-backed securities..........    2,107       17         (7)      2,117
  State and political subdivisions....   11,205       60        --       11,265
  Other securities....................    3,185       61        --        3,246
                                       --------     ----      -----    --------
Total securities - available for
 sale................................. $ 17,497     $139      $  (7)   $ 17,629
                                       ========     ====      =====    ========

Securities - held to maturity:
  Securities of United States
   government and agencies............ $155,351     $196      $(217)   $155,330
  State and political subdivisions....    3,537       82        --        3,619
  Other securities....................      101      --         --          101
                                       --------     ----      -----    --------
Total securities - held to maturity... $158,989     $278      $(217)   $159,050
                                       ========     ====      =====    ========

  The amortized cost and estimated market value by contractual maturity of investment securities classified as available-for-sale and held-to-maturity at December 31, 1998 are as follows:

                                        Available-for-Sale   Held-to-Maturity
                                        ------------------- -------------------
                                                  Estimated           Estimated
                                        Amortized  Market   Amortized  Market
                                          Cost      Value     Cost      Value
                                        --------- --------- --------- ---------
Due in one year or less................  $    20   $    20  $    142  $    142
Due from one year to five years........    1,847     1,850     1,949     1,992
Due from five years to ten years.......    1,033     1,035   131,902   131,986
Due after ten years....................   14,597    14,724    24,996    24,930
                                         -------   -------  --------  --------
Totals.................................  $17,497   $17,629  $158,989  $159,050
                                         =======   =======  ========  ========

  Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

 For purposes of the maturity table, mortgage-backed securities which are not due at a single maturity date have been allocated over maturity groupings based on anticipated maturities. The mortgage-backed securities may mature earlier than their weighted average contractual maturities because of principal prepayments.

  During the years ended December 31, 1996, 1997, and 1998, investment securities available-for-sale with a fair value at the date of sale of $17,214, $3,407 and $41,613 respectively, were sold. The gross realized gains on such sales totaled $79, $14 and $322, respectively. The gross realized losses totaled $124, $-0- and $67, respectively. The income tax expenses related to net security gains was $5 and $87 in 1997 and 1998, respectively. The income tax benefit related to net securities losses in 1996 was $26.

  The bank subsidiaries had no trading securities during 1997 or 1998. Gross gains of $2 and gross losses of $34 were realized on trading securities during 1996.

  Assets, principally investment securities, having a carrying value of approximately $31,335 and $97,831 at December 31, 1997 and 1998, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)


4. Loans

    The following is a summary of the loan portfolio by principal categories:

                                                                December 31,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
   Real Estate:
     Single family residential (1-4)......................... $ 96,943 $121,539
     Non-farm/non-residential................................   41,710   76,563
     Agricultural............................................   13,443   19,463
     Construction/land development...........................   16,257   23,305
     Multifamily residential.................................    3,897    6,207
   Consumer..................................................   53,233   66,407
   Commercial and industrial.................................   37,470   52,192
   Agricultural (non-real estate)............................   10,824   20,068
   Other.....................................................    1,686    1,782
                                                              -------- --------
   Loans, net of unearned income............................. $275,463 $387,526
                                                              ======== ========

  These loan categories are presented net of unearned discounts, unearned purchase discounts and deferred costs totaling $3,759 at December 31, 1997 and $4,961 at December 31, 1998. Loans on which the accrual of interest has been discontinued aggregated $664 and $2,708 at December 31, 1997 and 1998, respectively.

  Mortgage loans held for resale of $2,935 and $6,685 at December 31, 1997 and 1998, respectively, are included in single family residential loans. The carrying value of these loans approximates their fair value. Other income, charges and fees include mortgage lending income of $68, $556 and $2,136 during 1996, 1997 and 1998, respectively.

5. Allowance for Loan Losses

  The following is a summary of activity within the allowance for loan losses:

                                                         Year Ended December
                                                                 31,
                                                         ----------------------
                                                          1996    1997    1998
                                                         ------  ------  ------
   Balance - beginning of year.......................... $1,909  $3,019  $3,737
     Loans charged-off..................................   (417)   (469) (1,149)
     Recoveries on loans previously charged-off.........     41      48      75
                                                         ------  ------  ------
   Net charge-offs......................................   (376)   (421) (1,074)
     Provision charged to operating expense............. (1,486) (1,139) (2,026)
                                                         ------  ------  ------
   Balance - end of year................................ $3,019  $3,737  $4,689
                                                         ======  ======  ======

  Impairment of loans having carrying values of $581 and $2,461 at December 31, 1997 and 1998, respectively, have been recognized in conformity with SFAS No. 114, as amended by SFAS No. 118. The average carrying value of impaired loans was $1,042, $1,886, and $1,687 for the years ended December 31, 1996, 1997, and 1998, respectively, some of which, as a result of write-downs, did not have an allowance for credit losses. The total allowance for credit losses related to these loans was $105 and $443 at December 31, 1997 and 1998, respectively. The Company does not segregate income recognized on a cash basis in its financial

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)

records, and thus, such disclosure is not practicable. For impairment recognized in conformity with SFAS 114, as amended, the entire change in present value of expected cash flows is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported.

  Real estate securing loans having a carrying value of $683 and $628 was transferred to foreclosed assets held for sale in 1997 and 1998, respectively. The bank subsidiaries are not committed to lend additional funds to debtors whose loans have been modified.

6. Premises and Equipment

  The following is a summary of premises and equipment:

                                                                December 31,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
   Land....................................................... $ 4,140  $ 6,691
   Construction in process....................................     985      437
   Buildings and improvements.................................   5,274   15,113
   Leasehold improvements.....................................   1,637    1,615
   Equipment..................................................   4,763    7,565
                                                               -------  -------
                                                                16,799   31,421
   Accumulated depreciation...................................  (3,360)  (4,266)
                                                               -------  -------
   Total premises and equipment............................... $13,439  $27,155
                                                               =======  =======

  The Company capitalized $145 and $275 of interest on construction projects during the years ended December 31, 1997 and 1998, respectively.

7. Deposits

  The aggregate amount of time deposits with a minimum denomination of $100 was $57,981 and $143,540 at December 31, 1997 and 1998, respectively.

  The following is a summary of the scheduled maturities of all time deposits:

                                                                December 31,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
   Zero to one year.......................................... $166,316 $359,218
   One year to two years.....................................   25,344   14,471
   Two years to three years..................................    3,470    5,868
   Three years to four years.................................    2,172    1,884
   Four years to five years..................................    1,354      997
   Thereafter................................................    1,066      993
                                                              -------- --------
   Total time deposits....................................... $199,722 $383,431
                                                              ======== ========

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)


8. Notes Payable

  The following is a summary of notes payable:

                                                                 December 31,
                                                                --------------
                                                                 1997   1998
                                                                ------ -------
   Note payable to a bank, interest at 8.804%, payable in
    installments through December 2007. Note secured by stock
    of the bank subsidiaries and paid in 1998.................. $5,000  $  --

   Note payable to a bank, interest payable quarterly at a
    variable rate equal to the prime rate minus 1.25% but not
    to exceed 7.75% (rate was 6.5% at December 31, 1998). This note payable is a revolving line of credit for up to $22
    million maturing March 31, 2003. Note secured by stock of
    the bank subsidiaries......................................    --   12,340

   Other.......................................................     72     108
                                                                ------ -------
                                                                $5,072 $12,448
                                                                ====== =======

  Maturities of notes payable at December 31, 1998 are as follows: 1999 - $24; 2000 - $24; and 2003 -$12,400.

  The revolving line of credit requires the Company's bank subsidiaries, Bank of the Ozarks, wca and Bank of the Ozarks, nwa, to maintain (i) a return on average assets for each calendar year equal to at least 1.0%, (ii) a ratio of capital, as defined in the line of credit, to assets at levels acceptable to bank regulatory authorities but at least 7.0% at each calendar year end and
(iii) net charges to the reserve for loan losses at less than 1.0% of net loans during any calendar year. In addition, the line of credit requires (i) that the parent company's aggregate indebtedness not exceed 60.0% of the Company's tangible net worth through March 31, 1999, reducing 5% a year thereafter and (ii) borrowings under the line of credit not exceed 50.0% of the tangible book value of all subsidiary bank stock pledged to secure such borrowings. At December 31, 1998, the Company was in compliance with these requirements.

9. FHLB Advances and Federal Funds Purchased

  FHLB advances and federal funds purchased include short-term borrowings with maturities ranging from one to thirty days. Certain additional FHLB advances have maturities of over one year. The following is a summary of information relating to the short-term borrowings:

                                                                  1997    1998
                                                                  -----  ------
   FHLB advances:
     Average..................................................... $ 244  $5,335
     December 31.................................................   --      --
     Maximum month-end balance during year....................... 2,750  28,090
     Interest rate:
       Weighted average..........................................  5.81%   5.45%
       December 31...............................................   --      --
   Federal funds purchased:
     Average.....................................................    52   6,799
     December 31.................................................   --    3,830
     Maximum month-end balance during year....................... 1,006  15,420
     Interest rate:
       Weighted average..........................................  5.30%   5.12%
       December 31...............................................   --     4.79

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)


  FHLB advances with original maturities exceeding one year totaled $14,017 and $22,993 at December 31, 1997 and 1998, respectively. Interest rates on these advances ranged from 4.96% to 6.90% at December 31, 1998. Aggregate annual maturities of these long-term FHLB advances at December 31, 1998 are as follows: 1999 -$5,268; 2000 - $2,144; 2001 - $4,198; 2002-2007 - $198; 2008 -
 $10,195. FHLB advances of $10 million maturing in 2008 may be called quarterly but the Company has the option to refinance on a long-term basis any amounts called. The FHLB maintains as collateral a blanket lien on the Company's 1-4 family mortgages. At December 31, 1998, the Company's bank subsidiaries had an aggregate of $59.6 million of unused blanket FHLB borrowing availability.

10. Income Taxes

  The following is a summary of the components of the provision for income taxes:

                                                          Year Ended December
                                                                  31,
                                                          ---------------------
                                                           1996    1997   1998
                                                          ------  ------ ------
   Current:
     Federal............................................. $1,683  $2,180 $2,363
     State...............................................    614     277     36
                                                          ------  ------ ------
   Total current.........................................  2,297   2,457  2,399
   Deferred:
     Federal.............................................   (242)     55    180
     State...............................................    (49)      4     42
                                                          ------  ------ ------
   Total deferred........................................   (291)     59    222
                                                          ------  ------ ------
   Provision for income taxes............................ $2,006  $2,516 $2,621
                                                          ======  ====== ======

  The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

                                                                 Year ended
                                                                December 31,
                                                               ----------------
                                                               1996  1997  1998
                                                               ----  ----  ----
   Statutory federal income tax rate.......................... 34.0% 34.0% 34.0%
   State income taxes, net of federal benefit.................  4.3   4.3   0.6
   Effect of non-taxable interest income...................... (2.5) (2.7) (3.7)
   Accrual for state income tax assessment....................  6.5   --    --
   Other...................................................... (2.4)   .1   0.9
                                                               ----  ----  ----
   Effective income tax rate.................................. 39.9% 35.7% 31.8%
                                                               ====  ====  ====

  During the year ended December 31, 1996, the Company was assessed approximately $326 of additional state income taxes for the years ended December 31, 1992 through 1995. This assessment related to the State of Arkansas taking a different position than the federal income tax treatment regarding dividends from less than 95% owned subsidiaries. The full assessment was recorded as income tax expense during the year ended December 31, 1996 and paid during the year ended December 31, 1997. In addition, approximately $93 of interest charged on this assessment was also recorded during the year ended December 31, 1996.

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)


  The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

                                                                  December 31,
                                                                  -------------
                                                                   1997   1998
                                                                  ------ ------
   Deferred tax assets:
     Allowance for loan losses................................... $1,151 $1,514
     Valuation of foreclosed assets..............................    293      2
                                                                  ------ ------
   Gross deferred tax assets.....................................  1,444  1,516
                                                                  ------ ------
   Deferred tax liabilities:
     Unrealized appreciation on securities available for sale....     94     51
     Accelerated depreciation on premises and equipment..........    311    599
     Other.......................................................    139    145
                                                                  ------ ------
   Gross deferred tax liabilities................................    544    795
                                                                  ------ ------
   Net deferred tax assets....................................... $  900 $  721
                                                                  ====== ======

11. Employee Benefit Plans

  Employee Stock Ownership Plan - The Company has an employee stock ownership plan ("ESOP") to provide benefits to substantially all employees of the Company. The Company has historically made annual contributions to the plan as determined solely by the Board of Directors. Participants in the plan become fully vested after seven years of service although cash or shares are not distributed until retirement or employment is terminated. The Company made no contributions in 1998 and contributed $95 and $64 to the plan for the years ended December 31, 1996 and 1997, respectively. Management intends to merge the ESOP into the 401(k) Plan in January 1999.

  401(k) Plan - In May 1997 the Company established a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan permits the employees of the Company to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Matching contributions may be made in amounts and at times determined by the Company. Certain other statutory limitations with respect to the Company's contribution under the 401(k) Plan also apply. Amounts contributed by the Company for a participant will vest over six years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan.

  Employees of the Company are eligible to participate in the 401(k) Plan when they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan will be invested in accordance with participant elections among certain investment options. Distributions from participant accounts will not be permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching contributions to the 401(k) plan during 1997 and 1998 of $32 and $99, respectively.

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)


12. Stock Options

  The Company has a nonqualified stock option plan for certain key employees and officers of the Company. It also has a nonqualified stock option plan for non-employee directors of the Company. These two plans provide for the granting of incentive nonqualified options to purchase up to 365,000 shares of common stock in the Company. No option may be granted under these plans for less than the fair market value of the common stock at the date of the grant. The exercise period and the termination date for the employee plan options is determined when the options are actually granted. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to non-employee directors the day after the annual stockholders' meeting. These options are exercisable immediately and expire ten years after issuance.

                                                Year ended December 31,
                                          -------------------------------------
                                                1997               1998
                                          ------------------ ------------------
                                                   Weighted-          Weighted-
                                                    Average            Average
                                                   Exercise           Exercise
                                          Options    Price   Options    Price
                                          -------  --------- -------  ---------
   Outstanding - beginning of year.......     --    $  --    106,500   $16.42
   Granted............................... 108,500    16.42   103,700    24.11
   Exercised.............................     --       --        --       --
   Canceled..............................  (2,000)   16.00   (12,150)   16.00
                                          -------   ------   -------   ------
   Outstanding--end of year.............. 106,500   $16.42   198,050   $20.42
                                          =======   ======   =======   ======
   Exercisable at end of year............   8,000   $16.00    17,000   $22.37
                                          =======   ======   =======   ======

  Exercise prices for options outstanding as of December 31, 1998 ranged from $16.00 to $34.13. The weighted-average fair value of options granted during 1997 and 1998 was $6.20 and $8.36, respectively. The weighted-average remaining contractual life of the options issued in 1998 was 5.5 years.

  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998: dividend yield increasing 15% per year from the current $0.24; expected volatility ranging from .342 to .407; risk-free interest rates ranging from 4.56% to 5.68% and expected lives ranging from 2.75 to 6.5 years. For 1997, the following weighted-average assumptions were used: dividend yield increasing 15% per year from $0.20; expected volatility ranging from .326 to .342; risk from interest rates ranging from 5.77% to 6.19% and expected lives ranging from 5 to 7.5 years.

  For purposes of pro forma disclosures as required by SFAS No. 123, the estimated fair value of the options is amortized over the option's vesting period. The following table represents the required pro forma disclosures for options granted subsequent to December 31, 1996:

                                                                   1997   1998
                                                                  ------ ------
   Pro forma net income.......................................... $4,462 $5,363
   Pro forma earnings per share:
     Basic.......................................................   1.36   1.42
     Diluted.....................................................   1.36   1.40

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)


  The following is a summary of currently outstanding and exercisable options at December 31, 1998:

                       Options Outstanding          Options Exercisable
               ------------------------------------ --------------------
                              Weighted
                               Average     Weighted             Weighted
  Range of                    Remaining    Average              Average
  Exercise       Options     Contractual   Exercise   Options   Exercise
   Prices      Outstanding Life (in years)  Price   Exercisable  Price
-------------  ----------- --------------- -------- ----------- --------
$       16.00     89,800         6.7       $16.000     8,000    $16.000
21.50 - 27.75    100,250         5.7        23.283     1,000     22.313
       34.125      8,000         9.3        34.125     8,000     34.125
                 -------                              ------
                 198,050                              17,000
                 =======                              ======

13. Commitments and Contingencies

  The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.

  The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company has the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since these commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

  The Company had outstanding commitments to extend credit of approximately $20,004 and $27,409 at December 31, 1997 and 1998, respectively. The commitments extend over varying periods of time with the majority to be disbursed within a one-year period.

  The Company had total outstanding standby letters of credit amounting to $1,931 and $334 at December 31, 1997 and 1998, respectively. The commitment terms generally expire within one year.

  The Company grants agri-business, commercial, residential and consumer installment loans to customers primarily in northern, western and central Arkansas. The Company maintains a diversified loan portfolio.

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)


14. Related Party Transactions

  The bank subsidiaries have entered into transactions with their executive officers, directors, principal shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 1997 and 1998 was $210 and $1,019, respectively. New loans made to such related parties were $169 and $1,169 for the years ended December 31, 1997 and 1998, respectively. Repayments of loans made by such related parties were $1,571 and $360 for the years ended December 31, 1997 and 1998, respectively.

  During 1998, the Company constructed four banking buildings. The majority owner of the contractor on these construction projects is a member of the Company's Board of Directors. Total payments to the contractor during the year ended December 31, 1998, were approximately $7,424.

15. Regulatory Matters

  Federal regulatory agencies generally require member banks to maintain core (Tier 1) capital of at least 3% of total assets plus an additional cushion of 1% to 2%, depending upon capitalization classifications. Tier 1 capital generally consists of total stockholders' equity. Additionally, these agencies require member banks to maintain total risk-based capital of at least 8% of risk-weighted assets, with at least one-half of that total capital amount consisting of Tier 1 capital. Total capital for risk-based purposes includes Tier 1 capital plus the lesser of the allowance for loan losses or 1.25% of risk-weighted assets.

  As of December 31, 1997 and 1998, the most recent notification from the regulators categorized the bank subsidiaries as "Well Capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the bank subsidiaries' category.

  At December 31, 1998, the bank subsidiaries exceeded their minimum capital requirements. As of December 31, 1998, the state bank commissioner's approval was required before the bank subsidiaries could declare and pay any dividend of 75% or more of the net profits of the bank subsidiaries after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. Approximately $5,703 was available at December 31, 1998 for payments of dividends by the bank subsidiaries without the approval of regulatory authorities.

  The bank subsidiaries are limited by federal law in the amount of credit which they may extend to their non-bank affiliates, including the Corporation. Loans and other extensions of credit (loans) to a single non-bank affiliate may not exceed 10% nor shall loans to all non-bank affiliates exceed 20% of an individual bank's capital plus its allowance for losses on loans. Such loans must be collateralized by assets having market values of 100% to 130% of the loan amount depending on the nature of the collateral. At December 31, 1998, the maximum amount available for transfer from the bank subsidiaries to the Company in the form of loans approximated $4,856. The law imposes no restrictions upon extensions of credit between FDIC-insured banks which are 80%-owned subsidiaries of the Corporation.

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)


  The bank subsidiaries are required by regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the Federal Reserve. At December 31, 1997 and 1998, these required balances aggregated approximately $1,395 and $2,621, respectively.

  The Company's and bank subsidiaries' regulatory capital positions were as follows:

                                            December 31, 1997 December 31, 1998
                                            ----------------- -----------------
                                            Computed Computed Computed Computed
                                            Capital  Percent  Capital  Percent
                                            -------- -------- -------- --------
Bank of the Ozarks, Inc. (consolidated)
  Total risk-based capital................. $37,465   14.27%  $41,340   10.21%
  Tier 1 risk-based capital................  34,177   13.01    36,651    9.05
  Leverage ratio...........................     --     9.86       --     6.21

Bank of the Ozarks, wca:
  Total risk-based capital................. $28,349   15.44%  $36,700   12.57%
  Tier 1 risk-based capital................  26,050   14.19    33,117   11.34
  Leverage ratio...........................     --    11.15       --     8.51

Bank of the Ozarks, nwa:
  Total risk-based capital................. $10,764   14.13%  $11,732   11.35%
  Tier 1 risk-based capital................   9,810   11.88    10,625   10.28
  Leverage ratio...........................     --     9.71       --     6.57

Bank of the Ozarks
  Total risk-based capital.................     --      --    $ 5,180   44.11%
  Tier 1 Risk-based capital................     --      --      5,180   44.11
  Leverage Ratio...........................     --      --        --    14.03

16. Fair Value of Financial Instruments

  The following methods and assumptions were used to estimate the fair value of financial instruments.

  Cash and due from banks - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

  Investment securities - For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or the carrying amount.

  Loans, net of unearned income - The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

  Deposit liabilities - The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)


  Other borrowed funds - For these short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on the current rates available to the Company for debt with similar terms and remaining maturities.

  Accrued interest - The carrying amount of accrued interest payable approximates its fair value.

  Off-balance sheet instruments - Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

  Commitments to extend credit and standby letters of credit - The fair value of these commitments is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present credit-worthiness of the counter-parties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter-parties at the reporting date.

  The following table presents the estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

                                                   December 31,
                                        -----------------------------------
                                              1997              1998
                                        ----------------- -----------------
                                        Carrying   Fair   Carrying   Fair
                                         Amount   Value    Amount   Value
                                        -------- -------- -------- --------
Financial assets:
  Cash and due from banks.............. $ 15,628 $ 15,628 $ 15,024 $ 15,024
  Available-for-sale securities........   25,297   25,297   17,629   17,629
  Held-to-maturity securities..........   17,162   17,199  158,989  159,050
  Federal funds sold...................    2,885    2,885      --       --
  Loans, net of allowance for loan
   losses..............................  271,726  270,794  382,837  382,720
  Accrued interest receivable..........    3,013    3,013    5,517    5,517

Financial liabilities:
  Demand, NOW and savings account
   deposits............................ $ 95,833 $ 95,833 $145,609 $145,609
  Time deposits........................  199,722  201,547  383,431  384,598
  Notes Payable........................    5,072    5,072   12,448   12,448
  FHLB advances and federal funds
   purchased...........................   14,017   13,983   26,823   27,430
  Repurchase agreements................      --       --     1,408    1,408
  Accrued interest and other
   liabilities.........................    1,783    1,783    2,357    2,357

Off balance sheet items:
  Standby letters of credit............      --  $  1,932      --  $    334
  Commitments to extend credit.........      --    19,913      --    27,409
  Unfunded credit card loans...........      --     1,352      --     1,419

                            BANK OF THE OZARKS, INC.

                             (Dollars in thousands)


17. Supplemental Cash Flow Information

  Supplemental cash flow information is as follows:

                                                         Year Ended December
                                                                 31,
                                                        ----------------------
                                                         1996   1997    1998
                                                        ------ ------- -------
   Cash paid during the period for:
     Interest.......................................... $9,682 $13,255 $20,466
     Income taxes......................................  1,984   2,752   2,333

   Supplemental schedule of non-cash investing and
    financing activities:
     Transfer of loans to foreclosed assets held for
      sale............................................. $  236 $   683 $   628
     Loans advanced for sales of foreclosed assets.....     72     203     251

18. Other Operating Expenses

  The following is a summary of other operating expenses:

                                                           Year Ended December
                                                                   31,
                                                           --------------------
                                                            1996   1997   1998
                                                           ------ ------ ------
   Operating supplies..................................... $  215 $  405 $  454
   Advertising and public relations.......................    123    332    566
   Other..................................................  1,552  1,856  2,941
                                                           ------ ------ ------
   Total other operating expenses......................... $1,890 $2,593 $3,961
                                                           ====== ====== ======

19. Earnings Per Common Share

  The following table sets forth the computation of basic and diluted earnings per share ("EPS"):

                                                          Year Ended December
                                                                  31,
                                                          --------------------
                                                           1996   1997   1998
                                                          ------ ------ ------
   Numerator:
     Net income.......................................... $3,027 $4,531 $5,629
                                                          ====== ====== ======
   Denominator:
     Denominator for basic EPS weighted average shares...  2,880  3,272  3,780
     Effect of dilutive securities:
       Stock options.....................................    --       9     39
                                                          ------ ------ ------
     Denominator for diluted EPS - adjusted weighted
      average shares and assumed conversions.............  2,880  3,281  3,819
                                                          ====== ====== ======
   Basic EPS............................................. $ 1.05 $ 1.38 $ 1.49
                                                          ====== ====== ======
   Diluted EPS........................................... $ 1.05 $ 1.38 $ 1.47
                                                          ====== ====== ======

                           BANK OF THE OZARKS, INC.

                            (Dollars in thousands)


20. Parent Company Financial Information

  The following condensed balance sheets, income statements and statements of cash flows reflect the financial position and results of operations for the parent company:

                           Condensed Balance Sheets

                                                                December 31,
                                                               ---------------
                                                                1997    1998
                                                               ------- -------
                            Assets
Cash and cash equivalents..................................... $ 3,264 $    51
Investment in subsidiaries....................................  36,313  51,459
Premises and equipment, net...................................      31      25
Excess cost over fair value of net assets acquired, at
 amortized cost...............................................   1,337   1,261
Other.........................................................       8      11
                                                               ------- -------
    Total assets.............................................. $40,953 $52,807
                                                               ======= =======

             Liabilities and Stockholders' Equity
Notes payable................................................. $ 5,072 $12,388
Accrued interest and other liabilities........................     215      64
                                                               ------- -------
    Total liabilities.........................................   5,287  12,452
                                                               ------- -------
Stockholders' equity
  Common stock................................................      38      38
  Additional paid-in capital..................................  14,314  14,314
  Retained earnings...........................................  21,162  25,922
  Accumulated other comprehensive income......................     152      81
                                                               ------- -------
    Total stockholders' equity................................  35,666  40,355
                                                               ------- -------
    Total liabilities and stockholders' equity................ $40,953 $52,807
                                                               ======= =======

                            BANK OF THE OZARKS, INC.

                             (Dollars in thousands)


                         Condensed Statements of Income

                                                         Year Ended December
                                                                 31,
                                                         ---------------------
                                                          1996   1997    1998
                                                         ------ ------  ------
Income
  Dividends from subsidiaries........................... $1,250 $  --   $3,317
  Other.................................................      1      1       2
                                                         ------ ------  ------
Total income............................................  1,251      1   3,319
                                                         ------ ------  ------
Expenses
  Interest..............................................    468    554     637
  Salaries and employee benefits........................    349    284     --
  Net occupancy and equipment...........................     51     71      53
  Other operating expenses..............................    243    360     620
                                                         ------ ------  ------
Total expenses..........................................  1,111  1,269   1,310
                                                         ------ ------  ------
Income (loss) before income tax benefit and equity in
 undistributed earnings of subsidiaries.................    140 (1,268)  2,009
  Income tax benefit....................................    183    486     461
  Equity in undistributed earnings of subsidiary........  2,704  5,313   3,159
                                                         ------ ------  ------
Net income.............................................. $3,027 $4,531  $5,629
                                                         ====== ======  ======

                            BANK OF THE OZARKS, INC.

                             (Dollars in thousands)


                       Condensed Statements of Cash Flows

                                                        Year Ended December
                                                                31,
                                                       ------------------------
                                                        1996    1997     1998
                                                       ------  -------  -------
Cash flows from operating activities
  Net income.........................................  $3,027  $ 4,531  $ 5,629
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Depreciation.....................................      16       18       13
    Amortization.....................................      57       56       77
    Equity in undistributed earnings of
     subsidiaries....................................  (2,704)  (5,313)  (3,159)
     Changes in assets and liabilities:
     Accrued interest and other liabilities..........     106     (199)    (110)
     Other, net......................................     (30)      18       (3)
                                                       ------  -------  -------
Net cash provided by (used in) operating activities..     472     (889)   2,447
                                                       ------  -------  -------
Cash flows from investing activities
  Purchases of premises and equipment................      (6)     (22)      (7)
  Purchase 100% of the stock in Heartland Community
   Bank, FSB.........................................     --       --    (3,100)
  Additional investment in subsidiaries and purchase
   of minority shares of stock.......................  (1,500)  (9,000)  (9,000)
                                                       ------  -------  -------
Net cash used in investing activities................  (1,506)  (9,022) (12,107)
                                                       ------  -------  -------
Cash flows from financing activities
  Proceeds from issuance of common stock.............     --    13,155      --
  Proceeds from notes payable........................   1,500   10,000   14,350
  Payments of notes payable..........................     (24) (10,324)  (7,034)
  Dividends paid.....................................    (864)    (620)    (869)
                                                       ------  -------  -------
Net cash provided by financing activities............     612   12,211    6,447
                                                       ------  -------  -------
Net (decrease) increase in cash and cash
 equivalents.........................................    (422)   2,300   (3,213)
Cash and cash equivalents - beginning of period......   1,386      964    3,264
                                                       ------  -------  -------
Cash and cash equivalents - end of period............  $  964  $ 3,264  $    51
                                                       ======  =======  =======

                            BANK OF THE OZARKS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                   Unaudited

                                                                March 31,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
                                                               (Dollars in
                                                               thousands,
                                                            except per share
                                                                amounts)
                          ASSETS
Cash and due from banks.................................... $ 14,021  $ 13,260
Interest bearing deposits..................................   10,885       184
Investment securities - available for sale.................   18,461    44,778
Investment securities - held to maturity...................   51,790   170,271
Federal funds sold.........................................    7,780     2,180
Loans, net of unearned income..............................  299,505   400,851
Allowance for loan losses..................................   (3,822)   (4,850)
Premises and equipment, net................................   16,951    27,939
Foreclosed assets held for sale, net.......................      248       855
Interest receivable........................................    3,414     6,288
Intangible assets, net.....................................    2,162     3,520
Other......................................................    1,260     1,645
                                                            --------  --------
    Total assets........................................... $422,655  $666,921
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Demand - non-interest bearing............................ $ 39,259  $ 56,280
  Savings and interest-bearing transaction.................   69,088   104,895
  Time.....................................................  243,965   420,529
                                                            --------  --------
   Total deposits..........................................  352,312   581,704
Notes payable..............................................    5,072    13,183
FHLB advances and federal funds purchased..................   25,993    25,425
Repurchase agreements......................................      --      2,124
Accrued interest and other liabilities.....................    2,485     2,855
                                                            --------  --------
   Total liabilities.......................................  385,862   625,291
                                                            --------  --------
Stockholders' equity
  Common stock; $0.01 par value; Authorized 10,000,000
   shares; 3,779,555 shares issued and outstanding.........       38        38
  Additional paid-in capital...............................   14,314    14,314
  Retained earnings........................................   22,347    27,070
  Accumulated other comprehensive income...................       94       208
                                                            --------  --------
   Total stockholders' equity..............................   36,793    41,630
                                                            --------  --------
    Total liabilities and stockholders' equity............. $422,655  $666,921
                                                            ========  ========

          See accompanying notes to consolidated financial statements.

                            BANK OF THE OZARKS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                                   Unaudited

                                                      Three Months Ended
                                                          March 31,
                                                  ---------------------------
                                                      1998          1999
                                                  ------------  -------------
                                                    (Dollars in thousands,
                                                  except per share amounts)
Interest income
  Loans.......................................... $      6,921  $       8,617
  Investment securities - taxable................          776          2,758
  Investment securities - non-taxable............          128            347
  Federal funds sold.............................           54              3
  Deposits with banks............................          114              5
                                                  ------------  -------------
    Total interest income........................        7,993         11,730
                                                  ------------  -------------
Interest expense
  Deposits.......................................        3,488          5,717
  Notes payable..................................          108            205
  FHLB advances..................................          240            334
  Federal funds purchased and repurchase
   agreements....................................          --             165
                                                  ------------  -------------
    Total interest expense.......................        3,836          6,421
                                                  ------------  -------------
Net interest income..............................        4,157          5,309
  Provision for loan losses......................         (225)          (611)
                                                  ------------  -------------
Net interest income after provision for loan
 losses..........................................        3,932          4,698
                                                  ------------  -------------
Other income
  Trust income...................................           78            128
  Service charges on deposit accounts............          281            502
  Other income, charges and fees.................          557            602
  Gains on sales of securities...................           51             25
  Other..........................................          127             12
                                                  ------------  -------------
    Total other income...........................        1,094          1,269
                                                  ------------  -------------
Other expense
  Salaries and employee benefits.................        1,677          2,000
  Net occupancy and equipment....................          426            636
  Other operating expenses.......................          821          1,132
                                                  ------------  -------------
    Total other expense..........................        2,924          3,768
                                                  ------------  -------------
Income before income taxes.......................        2,102          2,199
  Provision for income taxes.....................          728            673
                                                  ------------  -------------
Net income....................................... $      1,374  $       1,526
                                                  ============  =============
Basic and diluted earnings per common share...... $       0.36  $        0.40
                                                  ============  =============
Cash dividends declared.......................... $       0.05  $        0.10
                                                  ============  =============

          See accompanying notes to consolidated financial statements

                            BANK OF THE OZARKS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   Unaudited

                                                           Accumulated
                                     Additional               Other
                              Common  Paid-In   Retained  Comprehensive
                              Stock   Capital   Earnings     Income      Total
                              ------ ---------- --------  ------------- -------
                                           (Dollars in thousands)
Beginning balance - January
 1, 1998.....................  $38    $14,314   $21,162       $152      $35,666
 Comprehensive income:
  Net income.................  --         --      1,374        --         1,374
  Other comprehensive income:
   Unrealized gains on
    available for sale
    securities net of $1 tax
    effect...................  --         --        --          (2)          (2)
   Less: reclassification
    adjustment for gains
    included in income net of
    $35 tax effect...........  --         --        --         (56)         (56)
                                                                        -------
 Comprehensive income........  --         --        --         --         1,316
                                                                        -------
 Cash dividends..............  --         --       (189)       --          (189)
                               ---    -------   -------       ----      -------
Ending balance - March 31,
 1998........................  $38    $14,314   $22,347       $ 94      $36,793
                               ===    =======   =======       ====      =======
Beginning balance - January
 1, 1999.....................  $38    $14,314   $25,922       $ 81      $40,355
 Comprehensive income:
  Net income.................  --         --      1,526        --         1,526
  Other comprehensive income:
   Unrealized gains on
    available for sale
    securities net of $113
    tax effect...............  --         --        --         182          182
   Less: reclassification
    adjustment for gains
    included in income net of
    $35 tax effect...........  --         --        --         (55)         (55)
                                                                        -------
 Comprehensive income........  --         --        --         --         1,653
                                                                        -------
 Cash dividends..............  --         --       (378)       --          (378)
                               ---    -------   -------       ----      -------
Ending balance - March 31,
 1999........................  $38    $14,314   $27,070       $208      $41,630
                               ===    =======   =======       ====      =======


          See accompanying notes to consolidated financial statements.

                            BANK OF THE OZARKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   Unaudited

                                                       Three Months Ended
                                                            March 31,
                                                     ------------------------
                                                        1998         1999
                                                     -----------  -----------
                                                     (Dollars in thousands)
Net income.......................................... $     1,374  $     1,526
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation.......................................         195          331
 Amortization.......................................          22           67
 Provision for loan losses..........................         225          611
 Provision for losses on foreclosed assets..........         --            16
 Gains on sales of securities.......................         (51)         (25)
 (Increase) decrease in mortgage loans held for
  sale..............................................        (365)       1,481
 Gain on disposition of premises and equipment......          (4)          (4)
 (Gain) loss on disposition of foreclosed assets....         (84)          10
 Deferred income taxes..............................         (22)         (67)
 Changes in assets and liabilities:
  Interest receivable...............................        (399)        (771)
  Other, net........................................         468         (276)
  Accrued interest and other liabilities............         167          499
                                                     -----------  -----------
Net cash provided by operating activities...........       1,526        3,398
                                                     -----------  -----------
Cash flows from investing activities:
 Purchase of subsidiaries, net of funds acquired....       7,164          --
 Proceeds from sales and maturities of investment
  securities available for sale.....................       7,230        6,713
 Purchases of investment securities available for
  sale..............................................        (280)     (33,634)
 Proceeds from maturities of investment securities
  held to maturity..................................       3,145       26,111
 Purchases of investment securities held to
  maturity..........................................     (37,781)     (37,393)
 Increase in federal funds sold.....................      (4,450)      (2,180)
 Net increase in loans..............................     (24,064)     (16,153)
 Proceeds from issuance of loans....................         --           --
 Proceeds from dispositions of bank premises and
  equipment.........................................           4           15
 Purchase of bank premises and equipment............      (3,038)      (1,126)
 Proceeds from dispositions of foreclosed assets....         210          330
                                                     -----------  -----------
Net cash used by investing activities...............     (51,860)     (57,317)
                                                     -----------  -----------
Cash flows from financing activities:
 Net increase in deposits...........................      47,402       52,664
 Net changes in FHLB advances and federal funds
  purchased.........................................      12,399       (1,398)
 Net increase in repurchase agreements..............         --           716
 Proceeds from notes payable........................         --           735
 Dividends paid.....................................        (189)        (378)
                                                     -----------  -----------
Net cash provided by financing activities...........      59,612       52,339
                                                     -----------  -----------
Net increase (decrease) in cash and cash
 equivalents........................................       9,278       (1,580)
Cash and cash equivalents - beginning of period.....      15,628       15,024
                                                     -----------  -----------
Cash and cash equivalents - end of period........... $    24,906  $    13,444
                                                     ===========  ===========

          See accompanying notes to consolidated financial statements.

                           BANK OF THE OZARKS, INC.

                  Notes To Consolidated Financial Statements
                                   Unaudited

1. Principles of Consolidation

  The consolidated financial statements of Bank of the Ozarks, Inc. include the accounts of the parent company and its wholly owned subsidiaries, including Bank of the Ozarks, wca and Bank of the Ozarks, nwa, (collectively the "Company"). All material intercompany transactions have been eliminated.

2. Basis of Presentation

  The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") in Article 10 of Regulation S-X and with the instructions to Form 10-Q, and in accordance with generally accepted accounting principles for interim financial information. Certain information, accounting policies and footnote disclosures normally included in complete financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in accordance with such rules and regulations. It is therefore suggested that these consolidated financial statements be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

  In the opinion of management all adjustments considered necessary, consisting of normal recurring items, have been included for a fair presentation of the accompanying consolidated financial statements. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the full year.

3. Earnings Per Common Share

  Basic EPS is computed by dividing reported earnings available to common stockholders by weighted average shares outstanding. No dilution for any potentially dilutive securities is included. Diluted EPS includes the dilutive effect of stock options. In computing dilution for stock options, the average share price is used for the reporting period.

  Basic and diluted earnings per common share is computed as follows:

                                                          Three Months Ended
                                                               March 31,
                                                        -----------------------
                                                           1998        1999
                                                        ----------- -----------
                                                        (In thousands, except
                                                          per share amounts)
Common shares - weighted averages......................       3,780       3,780
Common share equivalents - weighted averages...........          41          16
                                                        ----------- -----------
                                                              3,821       3,796
                                                        =========== ===========
Net income............................................. $     1,374 $     1,526
Basic earnings per common share........................ $      0.36 $      0.40
Diluted earnings per common share......................        0.36        0.40

                           BANK OF THE OZARKS, INC.

                                   Unaudited

4. Federal Home Loan Bank ("FHLB") Advances

  FHLB advances with original maturities exceeding one year totaled $25.4 million at March 31, 1999. Interest rates on these advances ranged from 4.16% to 6.47% at March 31, 1999 with a weighted average rate of 5.28%. Aggregate annual maturities (amounts in thousands) and weighted average interest rates of FHLB advances with an original maturity of over one-year at March 31, 1999 are as follows:

                                                                      Weighted
                                                            Amounts Average Rate
                                                            ------- ------------
1999....................................................... $ 2,700     6.47%
2000.......................................................   2,145     5.77
2001.......................................................   4,198     5.94
2002.......................................................     197     6.30
2003.......................................................     197     6.30
Thereafter.................................................  15,988     4.82
                                                            -------
                                                            $25,425
                                                            =======

  FHLB advances of $15.0 million maturing in 2008 and 2009 may be called quarterly but the Company has the option to refinance on a long-term basis any amounts called.

  At March 31, 1999, the Company had no FHLB advances with original maturities of one year or less.

5. Supplementary Data for Cash Flows

  Cash payments for interest by the Company during the three months ended March 31, 1998, amounted to $3.7 million and during the three months ended March 31, 1999, amounted to $6.4 million. Cash payments for income taxes during the three months ended March 31, 1998 and 1999 amounted to $72,000 and $148,000, respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         1,500,000 Preferred Securities


                              Ozark Capital Trust

                   9.0% Cumulative Trust Preferred Securities
                 (Liquidation Amount $10Per Preferred Security)

                                 Guaranteed By

                   [LOGO OF BANK OF THE OZARKS APPEARS HERE]


                               ----------------

                                   PROSPECTUS

                               ----------------

                                 Stephens Inc.

                         Morgan Keegan & Company, Inc.

                                 June 14, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------